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Mind expanding business

PEARSON

Governance and Financial Statements 2006

Contents

Throughout this document (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2006, currency movements reduced sales on a total business basis (including Government Solutions) by £48m and profits by £7m, while portfolio changes increased sales by £197m and profits by £17m.

2. The business performance measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under IFRS are included in notes 2, 7, 9 and 31 of these Governance and Financial Statements 2006.

3. Dollar comparative figures have been translated at the year end rate of $1.96: £1 sterling for illustrative purposes only.

Reliance on this document

Our Business Review on pages 1 to 23 has been prepared in accordance with the Directors' Report Business Review Requirements of section 234ZZB of the Companies Act 1985. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

The document contains forward-looking statements. These are made by the directors in good faith based on information available to them at the time of their approval of this report. These statements should be treated with caution as there are inherent uncertainties underlying any forward-looking information.

About Pearson

Pearson is an international media and education company with world-leading businesses in education, business information and consumer publishing.

We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test administration and processing to teacher development and school software.

Though we operate in more than 50 countries around the world, today our largest markets are the US (65% of sales) and Europe (25% of sales).

Our businesses

Pearson consists of three major worldwide businesses:

Pearson Education is the world's leading education company. We are a leading publisher of textbooks, supplementary learning materials and electronic education programmes for teachers and students of all ages, and we play a major role in the testing and certification of school students and professionals. Pearson Education operates through three worldwide segments, serving School, Higher Education and Professional markets.

The Financial Times Group is a leading provider of international business and financial news, data, comment and analysis, in print and online. It has two major parts:

- FT Publishing includes the *Financial Times* and FT.com, one of the world's premier sources of business information, alongside our network of national business newspapers, financial magazines and online financial information companies.

- Interactive Data Corporation (IDC) provides specialist financial data to financial institutions and retail investors. Pearson owns a 62% interest in IDC, which is publicly listed on the New York Stock Exchange (NYSE:IDCO).

'he Penguin Group is one of the world's foremost nglish language publishers. We publish the works f many authors in an extensive portfolio of fiction, on-fiction and reference titles, under imprints cluding Penguin, Hamish Hamilton, Putnam, erkley, Viking and Dorling Kindersley.

Our strategy

Over the past decade we have transformed Pearson by focusing on companies which provide 'education' in the broadest sense of the word; companies that educate, inform and entertain. Through a combination of organic investment and acquisitions, we have built each one of our businesses into a leader in its market, and we have integrated our operations so that our businesses can share assets, brands, processes, facilities, technology and central services.

Our goal is to produce sustainable growth on our three key financial measures – adjusted earnings per share, cash generation and return on invested capital – which we believe are, together, good indicators that we are building the long-term value of Pearson.

We do this by investing consistently in four areas, which are common to all our businesses:

- Content We invest steadily in unique, valuable publishing content and keep replenishing it. Over the past five years, for example, we have invested $1.6bn in new content in our education business alone.

- Technology and services We invested early and consistently in technology, believing that, in the digital world, content alone would not be enough. In 2006, we generated more than $1bn in sales from technology products and services, and our testing and assessment businesses, serving school students and professionals, made more than $1bn of sales, up from around $200m seven years ago.

- International markets Though we currently generate two-thirds of our sales in the US, our brands, content and technology-plus-services models work around the world. All parts of Pearson are investing in selected emerging markets, where the demand for information and education is growing particularly fast.

- Efficiency We've invested to become a leaner, more efficient company, through savings in our individual businesses and through a strong centralised operations structure. Over the past five years, we have increased our profit margins from 9.9% to 13.4% and reduced average working capital as a percentage of sales in Pearson Education and Penguin from 30.7% to 26.3%, freeing up cash for further investment.

We believe this strategy can create a virtuous circle – efficiency, investment, market share gains and scale – which in turn can produce sustainable growth on our financial goals and the value of the company.

2006 financial overview

Pearson's three key financial measures are adjusted earnings per share, cash flow and return on invested capital. In 2006, adjusted EPS and cash flow reached record levels, and our return on invested capital increased from 6.7% in 2005 to 8.0%, above our weighted average cost of capital of 7.7%.

Pearson's sales increased by 4% to £4.4bn and adjusted operating profit was up 15% to a record £592m. All parts of Pearson contributed, with good sales growth, further margin improvement and double-digit profit increases in each business. Adjusted earnings per share were 40.2p, up 18%.

Operating cash flow increased by £5m to £575m and free cash flow by £2m to £433m. Cash conversion was strong at 97% of operating profit (even after an exceptional 113% cash conversion rate in 2005). The ratio of average working capital to sales at Pearson Education and Penguin improved by 1.1% points to 26.3%.

Statutory results show an increase in operating profit to £540m (£516m in 2005). Basic earnings per share were 55.9p (compared with 78.2p in 2005, which included the £302m profit on the sale of Recoletos). Net debt rose by £63m to £1,059m (from £996m in 2005).

During the year, we completed a series of bolt-on acquisitions in Education (including Promissor, Paravia Bruno Mondadori, National Evaluation Systems, PowerSchool and Chancery) and the FT Group (Quote.com and Mergermarket). Our total investment in acquisitions in 2006 was £363m. Together, these acquisitions contributed £147m of sales and £17m of operating profit to our 2006 results (after integration costs, which are expensed).

In December 2006 we announced the sale of Government Solutions to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company. In 2006 Government Solutions contributed £286m of sales and £22m of operating profit to Pearson. The sale was completed in February 2007. As part of our plan to reduce our UK pension deficit, we will inject £100m of the cash proceeds from the sale of Government Solutions into our UK Group pension plan during 2007.

Key Financial Measures and Performance Indicators

Adjusted earnings per share


40.2p
34.1p
05
06

Earnings per share generated from normal operating activities.

Operating cash flow


£575m
£570m
05
06

Cash generated in the year before tax and finance charges.

Return on invested capital


8%
6.7%
05
06

Post tax return generated on financing provided by shareholders.

Profit per employee


£17k
£16k
05
06

Adjusted operating profit divided by the average number of employees.

Note: throughout this review, we refer to a series of 'Key Performance Indicators' alongside our key financial measures. Management uses these Indicators to track performance on non-financial measures such as market share or growth relative to our industries.

The board is proposing a dividend increase of 8.5% to 29.3p, the largest increase for a decade. Subject to shareholder approval, 2006 will be Pearson's 15th straight year of increasing our dividend above the rate of inflation, and in the past five years alone we have returned approximately £1bn to shareholders through the dividend.

Pearson outlook 2007

We expect 2007 to be another good year for Pearson with continued margin improvement and growth ahead of our markets. We expect to achieve good underlying earnings growth, cash generation well ahead of our 80% threshold, and a further improvement in return on invested capital.

In 2007 we continue to invest in the growth and market-leading positions of our businesses, including:

- extending our lead in education, investing in new programmes for students in School and Higher Education and in testing and software services that help educators to personalise the learning process, both in the US and internationally;
- developing our fast-growing assessment businesses, which provide testing and related services to educational bodies;
- building the international reach of the *Financial Times* – both in print through its four editions worldwide and online through FT.com;
- developing a business concentrating on providing financial information services for financial institutions, corporations and their advisers;
- growing our position in consumer publishing, balancing our investment across our stable of bestselling authors, new talent and our own home-grown content.

Pearson Education: overview

Pearson Education is the world's largest publisher of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programmes, in print and online.

In 2006 Pearson Education had sales of £2,877m or 65% of Pearson's total. Of these, £2.2bn (75%) were generated in North America and £0.7bn (25%) in the rest of the world. Pearson Education generated 68% of Pearson's operating profit.

Pearson Education competes with other publishers and creators of educational materials and services. These competitors include large international companies, such as McGraw-Hill, Reed Elsevier, Houghton Mifflin Riverdeep Group and Thomson, alongside smaller niche players that specialise in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

We report Pearson Education's performance by the three market segments it serves: School, Higher Education and Professional.

Pearson Education: outlook 2007
We expect School to achieve underlying sales growth in the 4-6% range; Higher Education to grow in the 3-5% range; and Professional sales to be broadly level with 2006. We expect margins to improve again in School and Professional, and to be stable in Higher Education.

School: overview
Our School business contains a unique mix of publishing, testing and technology products, which are increasingly integrated. It generates around two-thirds of its sales in the US.

In the US, we publish high quality curriculum programmes for school students covering subjects such as reading, literature, maths, science and social studies. We publish under a range of well-known imprints that include Scott Foresman in the elementary school market and Prentice Hall in secondary. Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government, processing some 40 million tests each year.

We are also the leading provider of electronic learning programmes for schools, and of 'Student Information Systems' technology which enables schools and districts to record and manage information about student attendance and performance.

In the US, more than 90% of school funds come from state or local government, with the remainder coming from federal sources. Our School company's major customers are state education boards and local school districts.

School Key Performance Indicators

US School sales growth versus industry


05
05
06
06

(i) Pearson: 12.1%

(ii) Industry: 9.9%

(i) Pearson: 2.7%

(ii) Industry: (8.8)%

(i) Pearson's total year on year sales growth in basal and supplementary product in the US (ii) the year on year sales growth of the US industry excluding Pearson.

Adoption cycle win rates


05
06

33.0%

32.5%

Pearson's market share by value of new business in US adoption states. Market share is quoted as a percentage of the total value of adoptions that we participated in.

Testing contract win rates


05
06

41%

51%

The lifetime value of US school testing contracts won by Pearson this year as a percentage of the total lifetime value of contracts bid for this year.

Outside the US, we publish school materials in local languages in a number of countries. We are the world's leading provider of English Language Teaching materials for children and adults, published under the well-known Longman imprint. We are also a leading provider of testing, assessment and qualification services. Our key markets outside the US include Canada, the UK, Australia, Italy, Spain, South Africa, Hong Kong and the Middle East.

School: 2006 performance

£ millions	2006	2005	Headline growth	Underlying growth
Sales	1,455	1,295	12%	6%
Adjusted operating profit	184	147	25%	17%

Significant share gains in US School publishing

- Pearson US School publishing business up 3%, against an industry decline of 9% (excluding Pearson; 6% decline including Pearson) (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.
- Pearson takes the leading share of the new adoption market*: 30% of the total market and 33% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total new adoption opportunity of approximately $670m in 2006, down from $900m in 2005.
- Innovative digital programme for California takes #1 position and a 43% market share in elementary social studies. Digital curriculum services being developed for new adoptions.
- US School new adoption market expected to grow strongly over the next three years (estimated at $760m in 2007; $900m in 2008; $950m in 2009).

* In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption' cycle. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own schedules, rather than on a statewide basis.

Strong growth and continued share gains in school testing

- US School testing sales up in the high single digits (after 20%+ growth in 2005), benefiting from further contract wins, market share gains and leadership in onscreen marking, online testing and embedded (formative) assessment.
- Acquisition of National Evaluation Systems (NES), the leading provider of customised assessments for teacher certification in the US, with contracts in 16 states including Florida (won in 2006) and California (renewed in 2006). NES expands our testing capabilities in an attractive adjacent market.

School technology business broadened

- Acquisition of Chancery and PowerSchool enhances our leading position in the US Student Information Systems (SIS) market. Integration on track and good growth prospects as schools upgrade information systems to manage and report data on student attendance and performance.
- Organic growth and margin improvement continues in digital curriculum business, Pearson Digital Learning. Continued investment in new generation digital products to meet demands of school districts for personalised classroom learning.
- Four product nominations in six categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products are: *Prosper*, a formative assessment tool for 'at-risk' students; *Write to Learn*, a web-based tool for learning to read and write; *Chancery SMS*, a student information system for middle and large school districts; and *California History-Social Studies*.
- Our technology now touches the lives of many students. The SIS business provides assessment, reporting and business solutions to over 29,000 schools servicing more than 25 million students. PDL's digital curriculum solutions have helped raise the achievement levels of over 20 million students. We have around 3 million students and teachers registered to use one of our online school learning platforms in the US.

Good growth in international school

- International testing businesses continue to benefit from technology leadership. In the UK, we have marked over 9 million GCSE, AS and A-Level scripts on screen. In 2007 we will roll out *Results Plus* across the UK, providing students, teachers and parents with online access to question-level examination performance data.
- In school publishing, UK launch of ActiveTeach technology provides multimedia resources for maths and science teaching and brings market share gains. Market-leading school companies in Hong Kong and South Africa outperform their markets.
- Acquisition of Paravia Bruno Mondadori (PBM), one of Italy's leading education publishers. Good progress in integrating publishing, sales and marketing, distribution and back office operations with our existing Italian business, and in sharing content and technology.
- Successful launch of regional adaptations of *English Adventure* (with Disney), our worldwide English Language Training programme for elementary schools, in Asia and Latin America.

Higher Education: overview

Pearson is the US' largest publisher of textbooks and related course materials for colleges and universities. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley, Allyn & Bacon and Benjamin Cummings. Typically, professors or other instructors select or 'adopt' the textbooks and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses. We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course.

In 2006, our Higher Education business generated approximately 80% of its sales in the US. Outside the US, we adapt our textbooks and technology services for individual markets, and we have a growing local publishing programme. Our key markets outside the US include Canada, the UK, Benelux, Mexico, Germany, Hong Kong, Korea, Taiwan and Malaysia.

Higher Education: 2006 performance

£ millions	2006	2005	Headline growth	Underlying growth
Sales	795	779	2%	4%
Adjusted operating profit	161	156	3%	3%

Steady growth momentum

- US Higher Education up 4%, ahead of the industry once again.
- Over the past eight years, Pearson's US Higher Education business has grown at an average annual rate of 7%, compared to the industry's average growth rate of 4%.

Rapid growth in online learning and custom publishing

- Approximately 4.5m US college students using one of our online programmes. Of these, approximately 2.3m (up almost 30% on 2005) register for an online course on one of our 'MyLab' online homework and assessment programmes.
- 16 subject-specific 'MyLab' online homework and assessment programmes now available supporting more than 200 titles. Research studies show significant gains in student success rates and productivity improvements for institutions.
- Strong market share, student performance and institutional productivity gains in college maths, supported by MyMathLab.
- In psychology and economics, two of the three largest markets in US higher education, Pearson publishes successful first edition bestsellers: Cicarrelli's *Psychology* together with MyPsychLab and Hubbard's *Economics* together with MyEconLab. Cicarrelli's *Psychology* increases Pearson's market share by 3% to 25% and is the bestselling launch of a first edition in the discipline in the past decade.
- Continued strong double digit growth in custom publishing – which builds customised textbooks and online services around the courses of individual faculties or professors.

Good progress in international markets

- Good growth in local language publishing programmes. Increasing focus on custom publishing and technology based assessment services with the MyLab suite of products.

Higher Education Key Performance Indicators

US College sales growth versus industry


(i) Pearson: 7.2%
(ii) Industry: 5.4%
(i) Pearson: 3.6%
(ii) Industry: 3.5%
05
05
06
06

(i) Pearson's total year on year sales growth in college product in the US (ii) the year on year sales growth of the US industry excluding Pearson.

Online learning usage


4.5m
3.6m
05
06

The number of students and professors registered to use one of Pearson's online college learning platforms in the US.

Professional: overview

Our Professional education business* publishes educational materials and provides testing and qualifications services for adults. Our publishing imprints include Addison Wesley Professional, Prentice Hall PTR, Cisco Press (for IT professionals), Peachpit Press and New Riders Press (for graphics and design professionals), Que/Sams (consumer and professional imprint) and Prentice Hall Financial Times (for the business education market). We have a fast-growing Professional Testing business, Pearson VUE, which manages major long-term contracts to provide qualification and assessment services through its network of test centres around the world. Key customers include major technology companies, the Graduate Management Admissions Council, the National Association of Securities Dealers and the UK's Driving Standards Agency. We also provide a range of data collection and management services, including scanners, to a wide range of customers.

Professional: 2006 performance

£ millions	2006	2005	Headline growth	Underlying growth
Sales	627	589	6%	3%
Adjusted operating profit	60	45	33%	29%

Note: includes Government Solutions

Professional Testing: rapid organic sales and profit growth

- Professional Testing sales up more than 30% in 2006 (and have doubled over the past two years). Approximately 4m secure online tests delivered in more than 5,000 test centres worldwide in 2006.
- Successful start-up of the worldwide Graduate Management Admissions Test. 220,000 examinations delivered in 400 test centres in 96 countries, in first year of new contract.
- Professional Testing moves from around breakeven in 2005 to profitability in 2006.
- Successful integration of Promissor, acquired in January 2006. Combination brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.

Professional publishing: further margin improvement

- Technology publishing profits up as further cost actions offset continued industry weakness.
- Strong performance from Wharton School Publishing and FT Press imprints, aided by Pearson's global distribution and strong retail relationships. 41 titles published in 2006 including Jerry Porras, Stewart Emery and Mark Thompson's *Success Built To Last* (the sequel to *Built To Last*) and Jeffrey Gitomer's *The Little Red Book of Sales Answers, The Little Gold Book of Yes Attitude.* Three *Wall Street Journal* business bestsellers, two *BusinessWeek* bestsellers and one *New York Times* bestseller in 2006.

Government Solutions: sale completed in February 2007

- Sale of Government Solutions to Veritas Capital for £560m in cash, £40m in preferred stock and a 10% interest in the company completed in February 2007.
- Government Solutions contributed £286m of sales and £22m of operating profit to Pearson in 2006.

* Professional education is not technically a segment under IFRS and therefore has no segment specific key performance indicators.

Financial Times Group: overview

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2006, the FT Group had sales of £698m, or 16% of Pearson's total sales (15% in 2005), and contributed 21% of Pearson's operating profit.

It has two major parts: FT Publishing, our network of international and national business newspapers and online services; and Interactive Data Corporation, our 62%-owned financial information company. The FT Group's newspapers, magazines and websites compete with newspapers and other information sources, such as *The Wall Street Journal*, by offering timely and expert journalism. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. IDC competes with Reuters, Bloomberg and Thomson Financial on a global basis for the provision of financial data to the back office. In Europe Telekurs is also a direct competitor for these services.

FT Publishing
The *Financial Times* is the world's leading international daily business newspaper. Its average daily circulation of 430,469 copies in December 2006, is split between the UK (31% of circulation), Continental Europe (27%), the US (31%), Asia (9%) and the rest of the world (2%). In 2006, approximately 70% of the FT's revenues were generated through advertising. The FT also sells content and advertising online through FT.com.

FT.com charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience.

FT Publishing also includes: FT Business, which publishes specialist information on the retail, personal and institutional finance industries through titles including *Investors Chronicle, Money Management, Financial Adviser* and *The Banker; Les Echos,* France's leading business newspaper, and a number of joint ventures and associates in business publishing.

In August 2006, we acquired Mergermarket, an online financial data and intelligence provider. The acquisition strengthens the FT Group, adding proprietary content, a premium customer base, reliable growth from new revenue sources and attractive financial characteristics to the organisation.

FT Publishing joint ventures and associates
Our joint ventures and associates include:

- 50% interest in The Economist Group, publisher of the world's leading weekly business and current affairs magazine;
- 50% interest in *FT Deutschland,* a German language business newspaper with a fully integrated online news, analysis and data service;
- 50% interest in FTSE International, a joint venture with the London Stock Exchange, which publishes a wide range of global indices, including the FTSE index;
- 50% interest in *Business Day* and *Financial Mail,* publishers of South Africa's leading business newspaper and magazine;
- 33% interest in *Vedomosti,* a leading Russian business newspaper;
- 14% interest in *Business Standard,* one of India's leading business newspapers.

Interactive Data Corporation
Interactive Data Corporation is a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company's businesses supply time-sensitive pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments such as illiquid bonds.

FT Group: 2006 performance

£ millions	2006	2005	Headline growth	Underlying growth
Sales:				
FT Publishing	366	332	10%	8%
IDC	332	297	12%	4%
Total	698	629	11%	6%
Adjusted operating profit:				
FT Publishing	32	21	52%	52%
IDC	89	80	11%	9%
Total	121	101	20%	18%

Continued growth and profit improvement at the Financial Times and FT.com

- FT newspaper and FT.com sales up 8% to £238m; £9m profit improvement to £11m.
- FT advertising revenues up 9%, with rapid growth in online, luxury goods and corporate finance categories, all up more than 30%.
- FT's worldwide circulation up 1% to 430,469 (Source: ABC, average for six months to December 2006). FT.com's paying subscribers up 7% to 90,000 and December audience up 29% to 4.2m.
- Growing international presence and readership. 47% growth in readership in the US Mendelsohn Affluent Survey (MAS) and 26% growth in the Asian Business Readership Survey (ABRS). The FT ranked number one European business title in Europe for the fifteenth time (European Business Readership Survey (EBRS)).

  Readership surveys are one of the key measures of the FT's performance as indicated above. Both the EBRS and the ABRS are biennial. In 2006 the FT readership reach of the EBRS was 13.1% of the surveyed population (unchanged compared to 2004), and for the ABRS 7.1% (up from 5.7% in 2004). The MAS which is annual, was up to 1.1% (0.7% in 2005). Other key performance indicators are shown in tabular form on page 10.
- Continued benefits of international expansion: approximately three-quarters of the FT's advertising booked in two or more international editions; almost half of the FT's advertising booked for all four editions worldwide.
- 'New newsroom' creates an integrated multimedia newsroom, improving commissioning, reporting, editing and production efficiency, and providing further cost savings.

Sustained progress across FT Publishing

- Acquisition and integration of Mergermarket, an online financial data and intelligence provider. On a pro forma basis, Mergermarket's revenues grew 80% in 2006, with 90% customer renewals. Margins improving as expected in spite of significant investment in new products and geographic markets.
- FT Business shows good growth and improves margins driven by strong performance in events, UK retail finance titles (*Investment Adviser*, *Financial Adviser*) and internationally by *The Banker*, which celebrated its 80th year. FT Business integrated with the *Financial Times* early in 2007.
- *Les Echos* achieves modest circulation (average circulation of 119,117) and advertising growth in a weak market ahead of the 2007 French presidential elections; *FT Deutschland* outperforms the German newspaper market once again, increasing circulation 2% to 104,000.
- *The Economist*, increases its circulation by 9% to 1.2m (for the July-December ABC period).

Interactive Data Corporation

Faster organic growth

- FT Interactive Data, IDC's largest business (approximately two-thirds of IDC revenues), generates strong, consistent growth in North America and Europe.
- Improving momentum at ComStock and eSignal. Comstock enjoys good new sales progress with institutional clients and lower cancellation levels. eSignal produces continued growth in its base of direct subscription terminals.
- Renewal rates for IDC's institutional businesses remain at around 95%.

Continued focus on high value services

- FT Interactive Data's growth driven by sustained demand for fixed income evaluated pricing services and related reference data. Continues to expand its market coverage, adding independent valuations of credit default swaps and other derivative securities.
- CMS BondEdge launches fixed income analytical data feed service. Enables CMS BondEdge to deliver new applications for sophisticated risk measures.
- ComStock real-time services power algorithmic trading applications. ComStock's highly reliable, low-latency consolidated data-feed service supports increasingly sophisticated institutional electronic trading applications.
- IDC divisions unified under the Interactive Data brand to emphasise the breadth of its comprehensive range of products and services across the front, middle and back offices of customers.

Further expansion into adjacent markets

- Following the acquisition of IS.Teledata (re-branded Interactive Data Managed Solutions in July 2006), IDC now provides customised, web-based financial information systems for retail banking and private client applications as well as for infomedia portals and online brokers.
- The acquisition of Quote.com in March 2006, which expanded eSignal's suite of real-time market data platforms and analytics, added two financial websites. As a result, eSignal is generating strong growth in online advertising.
- Interactive Data Managed Solutions and Quote.com contribute over $50m to IDC's 2006 revenue.

FT Group: outlook 2007

The FT Group is expected to continue its strong profit growth. At FT Publishing, advertising trends remain difficult to predict, but we expect our cost measures, integration actions and revenue diversification to push margins into double-digits in 2007. IDC has stated that it expects to achieve revenue growth in the 6-9% range and net income growth in the high single-digits to low double-digits (headline growth under US GAAP).

FT Group Key Performance Indicators

FT advertising revenue growth


9%
9%
05
06
The FT newspaper's year on year advertising sales growth.*

FT average copy sales growth


3%
(2)%
06
05
The FT newspaper's year on year average growth in copy sales.*

FT.com unique user growth


13%
8%
05
06
The FT's year on year growth in unique users of FT.com.*

Interactive Data Corporation customer retention


95%
95%
05
06
The number of customers renewing contracts as a percentage of total customer base.

*Internal statistics.

The Penguin Group: overview

Penguin is one of the world's premier English language book publishers. We publish an extensive backlist and frontlist of titles, including fiction and non-fiction, literary prize winners, commercial bestsellers, classics and children's titles. We rank in the top three consumer publishers, based upon sales, in all major English speaking and related markets – the US, the UK, Australia, New Zealand, Canada, India and South Africa.

Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley, Dorling Kindersley (DK), Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children's imprints include Puffin, Ladybird, Warne and Grosset & Dunlap.

In 2006, Penguin had sales of £848m, representing 19% of Pearson's total sales (20% in 2005) and contributed 11% of Pearson's operating profit. Its largest market is the US, which generated around 60% of Penguin's sales in 2006. The Penguin Group earns around 99% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, and acting as a book distributor for a number of smaller publishing houses.

We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. We also sell through online retailers such as Amazon.com.

Penguin competes with other publishers of fiction and non-fiction books. Principal competitors include Random House, HarperCollins, and Hachette Livre. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers.

The Penguin Group: 2006 performance

£ millions	2006	2005	Headline growth	Underlying growth
Sales	848	804	5%	3%
Adjusted operating profit	66	60	10%	22%

Record literary success and bestseller performance

- Record number of bestsellers for record number of weeks – Penguin US places 139 books on The *New York Times* bestseller list, ten more than in 2005, and keeps them there for 809 weeks overall, up 119 weeks from 2005; Penguin UK places 59 titles in the BookScan Top Ten bestseller list, up 5 from 2005, and keeps them there for 361 weeks, up 42 weeks from 2005.
- Penguin authors win a large number of prestigious literary awards including: a Pulitzer Prize for Fiction (*March* by Geraldine Brooks); a National Book Critics Circle Award (*THEM: A Memoir of Parents* by Francine du Plessix Gray); the Michael L. Printz award (*Looking for Alaska* by John Green); the Whitbread Book of the Year Award (*Matisse the Master* by Hilary Spurling); the Orange Prize for Fiction (*On Beauty* by Zadie Smith); and the Man Booker Prize (*The Inheritance of Loss* by Kiran Desai).
- Penguin UK's focus on fiction rewarded with a substantial increase in market share, led by Marina Lewycka's *A Short History of Tractors in Ukrainian*.
- Penguin US premium paperback format continues to accelerate revenue growth and improves profitability in the important mass market category. Strong performance from paperbacks with Penguin authors holding the #1 position on *The New York Times* paperback fiction list for a record 22 successive weeks.

Continued focus on quality and efficiency

- Pearson-wide renegotiation of major global paper, print and binding contracts brings cost savings in 2006 and beyond.

- Integration of Australia and New Zealand warehouses and back office operations produces further scale benefits.
- Investment in India as a pre-production and design centre for reference titles.

Strong international growth

- Penguin India, which celebrates its 20th anniversary in 2007, continues its rapid growth and extends its market leadership. Penguin authors win all the prizes in India's national book awards: Vikram Chandra in fiction for *Sacred Games*, Vikram Seth in non-fiction for *Two Lives* and Kiran Desai in readers' choice for *The Inheritance of Loss*.
- Penguin China continues to acquire rights to between four and six Chinese titles each year, following acquisition of Jian Rong's *Wolf Totem*, due to be published in English in 2008. Penguin enters the Chinese market with the launch of ten translated Penguin Classic titles in 2007.
- Penguin South Africa grows strongly in 2006 and continues to increase market share.

Investing in digital to engage consumers

- Strong growth in online revenues and unique visitors to Penguin and DK websites.
- Penguin leading the market in developing new content creation and distribution models. In 2006 Penguin won the Revolution Award for Best Brand Building using Digital Channels and the Neilsen Nibbie for Innovation in the Book Business for the Penguin Remixed competition and the Penguin Podcast. These two initiatives have been followed by further campaigns including the launch of the acclaimed Penguin Blog, Penguin's presence in Second Life and the recent wiki-novel, *A Million Penguins*, which hosted 60,000 unique visitors in its first week. DK Travel content made available on MSN and Rough Guides distributed through mobile phones.
- Subscribers to Penguin and DK opt-in newsletters building rapidly, allowing Penguin consumers to personalise areas of interest and strengthening relationships with Penguin brand.
- Jamie Oliver's 'Cookcast' was the first ever live streamed cookery webcast and one of the most successful webcasts ever in the UK.

Strong 2007 publishing schedule

- Strong list of new titles for 2007 from bestselling and new authors including Alan Greenspan, Khaled Hosseini, Jamie Oliver, Al Gore, Jeremy Clarkson, Patricia Cornwell, Marina Lewycka and Naomi Klein.

The Penguin Group: outlook 2007

The Penguin Group is expected to improve margins further, as its publishing investment and efficiency programmes continue to bear fruit.

Penguin Key Performance Indicators


US Bestsellers
139
129
The number of Penguin books entering the top 10 bestseller list during the year in the US (*New York Times*).
05
06
UK Bestsellers
59
54
The number of Penguin books entering the top 10 bestseller list during the year in the UK (BookScan Top Ten).
05
06

Group financial review

Operating profit

Total adjusted operating profit increased by £86m or 17% on a headline basis, to £592m in 2006 from £506m in 2005. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles and other gains and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations. For the purposes of our adjusted operating profit we add back the profits from discontinued operations. In 2006 these relate to the disposal of the Group's interest in Government Solutions and in 2005 to both the disposal of Government Solutions and Recoletos.

Statutory operating profit increased by £24m or 5%. This was a lower increase than seen in the adjusted operating profit due to an increased intangible amortisation charge and the absence of the Marketwatch profit on disposal recorded in 2005.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to post-retirement plans. Net interest payable in 2006 was £94m, up from £77m in 2005. Although we were partly protected by our fixed rate policy (see page 21), the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at the year end) rose by 1.5% to 4.9%. Combining the rate rise with an increase in the Group's average net debt of £40m, the Group's average net interest rate payable rose by 1.1% to 7.0%. In 2006 the net finance income relating to post-retirement plans was an income of £4m compared to a cost of £7m in the previous year, giving an overall net finance cost reflected in adjusted earnings of £90m in 2006 compared to £84m in 2005.

Our interest charge in 2007 will reflect the receipt of the sale proceeds from Government Solutions, a £100m cash payment into our UK Group pension plan, and higher interest rates.

Taxation

The tax rate on adjusted earnings increased slightly from 30.3% in 2005 to 30.9%. Our overseas profits, which arise mainly in the US, are generally subject to tax rates which are higher than the UK corporation tax rate of 30%. But this factor was again offset by releases of provisions following further progress in agreeing our tax affairs with the authorities and reassessment of the provisions required for uncertain items.

For 2007, we expect our effective tax rate on adjusted earnings per share to be in the 28-30% range. Our tax position benefits from deductions relating to amortisation of goodwill arising on acquisitions, and from 2007 we will reflect these deductions in adjusted earnings per share. The amount of tax paid (£59m in 2006) is not affected.

The reported tax charge on a statutory basis of £11m represents just over 2% of reported profits. This low tax rate was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Government Solutions, we are required to recognise a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realised prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans, together with the expected utilisation of US net operating losses in the Government Solutions sale, we have re-evaluated the likely utilisation of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m.

The Group's reported statutory tax rate for 2007 is expected to be significantly higher than normal, as a result of the tax on the disposal of Government Solutions; taxable profit will be higher than the statutory profit expected to be reported, although actual cash tax on the transaction will be substantially reduced by the losses brought forward, recognised in 2006.

Minority interests
Following the disposal of our 79% holding in Recoletos and the purchase of the 25% minority stake in Edexcel in 2005, our minority interests now comprise mainly the minority share in IDC. In January 2006 we increased our stake in IDC reducing the minority interest from 39% to 38%.

Dividends
The dividend accounted for in our 2006 financial statements totalling £220m, represents the final dividend (17.0p) in respect of 2005 and the 2006 interim dividend of 10.5p.

We are proposing a final dividend for 2006 of 18.8p, bringing the total paid and payable in respect of 2006 to 29.3p, a 8.5% increase on 2005. This final 2006 proposed dividend was approved by the board in February 2007, is subject to shareholder approval at the forthcoming AGM and will be charged against 2007 profits. For 2006, the dividend is covered 1.4 times by adjusted earnings.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group.

In recent years, our dividend policy has been to increase the dividend ahead of the rate of inflation. Looking ahead, the board expects to raise the dividend more in line with earnings growth, while building our dividend cover towards two times earnings.

Pensions
Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.

The income statement expense for defined benefit plans is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. The assumptions for 2006 are disclosed in note 24 to our accounts, along with the year end deficits in our defined benefit plans. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £60m in 2006 (2005: £68m) of which a charge of £64m (2005: £61m) was reported in operating profit and the net finance benefit of £4m (2005: charge £7m) was reported against interest.

Pension funding levels are kept under regular review by the company and the Fund trustees. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, it was agreed that during 2007 additional payments amounting to £100m would be made by the company to the plan.

Corporate responsibility

Alongside our commitment to our financial goals, Pearson has a clear social purpose: to provide education, information and entertainment and help our customers get on in their lives. Each one of our businesses pays great attention to the quality and accuracy of its content and services; in education, for example, we are investing in a series of long-term studies to measure the efficacy of our programmes in enhancing student achievement.

Beyond those basic products and services, we invest in a range of activities to enhance Pearson's overall contribution to society and to minimise any negative impacts. These activities include the work of our charitable arm, The Pearson Foundation; our efforts to reduce our environment impact; and our policies on employment, diversity, labour standards and the supply chain. We publish a detailed annual report on corporate responsibility providing details of our progress and plans in all these areas, which is available at www.pearson.com/community/csr_report2006

Pearson is a founder member of the UN Global Compact on labour standards, human rights, the environment and anti-corruption. We have also been selected for inclusion in the FTSE4Good, Dow Jones Sustainability and Business in the Community Corporate Responsibility indices.

People

The following table shows for 2006 and 2005 the average number of people employed in each of our operating divisions.

Average number employed	2006	2005
School	11,064	10,133
Higher Education	4,368	4,196
Professional	3,754	3,809
Penguin	3,943	4,051
FT Publishing	2,285	1,952
IDC	2,200	1,956
Other	1,669	1,573
Continuing operations	29,283	27,670
Discontinued operations	5,058	4,533
Total	34,341	32,203

Our goal is to be the best company to work for and each year we get closer to achieving that. We provide benefits, incentive plans and opportunities that rival those offered by our competitors.

We maintain our policies to reflect a good work-life balance, and introduce new initiatives to reflect the changing expectations of our people, and we continue to provide training and management development opportunities around the world to help people progress. We believe that all this helps to build a strong culture and reinforces our values of being brave, imaginative and decent.

Communicating with our people is high on our list of priorities. We have an internal communications programme which enables us to reach people through e-mails, employee roadshows and visits from our senior managers. We try to listen as much as we talk so that we can act upon ideas, suggestions and views.

In addition to the training and development we provide in each part of the business, we have a number of cross-Pearson initiatives to help build the skills and knowledge of our people for the future. Building the skills base of our company also includes knowing who our very best talent are and how they plan to make the most of their skills to reach their potential.

We believe that the best way for people to profit from the success of the company is for them to become shareholders. Further detail of our employee share plans is shown on page 30 of the Directors' Report.

We undertook Pearson's biennial employee survey in September 2006. Over 9,700 Pearson colleagues from around the world, and from every part of our business, responded to the survey. Each operating company reviewed the feedback in detail as it affected their part of Pearson. We shared the overall results of the survey via the Pearson intranet.

We aim to be a diverse company – a company that reflects the societies in which we operate. We want to attract the very best candidates, at all levels, regardless of race, gender, age, physical ability, religion or sexual orientation. We do not set specific, numerical targets for recruitment or promotion of particular groups, but we place great emphasis on ensuring that the pool of applicants for our jobs is diverse. We also aim to be a fair company – where pay, retention, promotions and redundancies are determined without discrimination – and a company which uses diversity to help achieve our commercial goals and targets new opportunities in growing markets.

Suppliers

To be a successful and sustainable business we have to ensure that we balance our objective of securing cheaper supplies without compromising our standards of quality, causing harm to the environment or damaging our suppliers and their workers wherever they are in the world.

We were one of the founder signatories to the United Nations Global Compact. This sets out a series of principles on labour standards, human rights, the environment and anti-corruption. We have set out a series of commitments that reflect these principles against which we monitor and report our performance.

We carry out supplier audits against our commitments and ensure that our commercial purchasing teams have received training on our supply chain labour standards.

Details of our supplier payment policy are shown on page 30 of the Directors' Report.

Environment

Pearson does not directly operate in industries where there is a potential for serious industrial pollution. Our main products are based on intellectual property. However, our offices and distribution centres do have an impact and we are committed to playing our part in tackling climate change. We set targets to reduce our energy use and emissions. We also work with our suppliers to help understand and reduce their environmental impact.

For further information you can read about our Environmental policy and practices at www.pearson.com/environment

Risk Management

We conduct regular risk reviews to identify risk factors which may affect our business and financial performance. Our internal audit function reviews these risks with each business, agreeing measures and controls to mitigate these risks wherever possible. It is not possible to identify every risk that could affect our businesses, similarly the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance. Our principal risks and uncertainties are outlined on the following pages.

Government regulation
The manufacture of certain of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which we conduct these operations maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material to us. Accordingly, these controls have not significantly affected our international operations. Regulatory authorities may have enforcement powers that could have an impact on us. We believe, however, that we have taken and continue to take measures to comply with all applicable laws and governmental regulations in the jurisdictions where we operate so that the risk of these sanctions does not represent a material threat to us.

Principal risks and uncertainties
Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.

Our products largely comprise intellectual property delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products.

We cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the US and UK, jurisdictions covering the largest proportion of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third-parties may copy, infringe or otherwise profit from our proprietary rights without our authorisation.

These unauthorised activities may be more easily facilitated by the internet. The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance. In that regard, Penguin Group (USA) Inc. and Pearson Education have joined three other major US publishers in a suit brought under the auspices of the Association of American Publishers to challenge Google's plans to copy the full text of all books ever published without permission

from the publishers or authors. This lawsuit seeks to demarcate the extent to which search engines, other internet operators and libraries may rely on the fair-use doctrine to copy content without authorisation from the copyright proprietors, and may give publishers more control over online users of their intellectual property. If the lawsuit is unsuccessful, publishers and authors may be unable to control copying of their content for purposes of online searching, which could have an adverse impact on our business and financial performance.

We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, as well as recourse to law as necessary.

Our US educational textbook and testing businesses may be adversely affected by changes in state educational funding resulting from either general economic conditions, changes in government educational funding, programmes and legislation (both at the federal and state level), and/or changes in the state procurement process.

The results and growth of our US educational textbook and testing business is dependent on the level of US and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programmes. Federal and/or state legislative changes can also affect the funding available for educational expenditure, e.g. the No Child Left Behind Act.

Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of adoptions and changes in the student testing process can all affect these programmes and therefore the size of our market in any given year.

There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programmes, or that we will win this business.

Education remains a priority across the US political spectrum. Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering than our competitors, thereby reducing our reliance on any particular funding stream in the US market.

Our newspaper businesses may be adversely affected by reductions in advertising revenues and/or circulation either because of competing news information distribution channels, particularly online and digital formats, or due to weak general economic conditions.

Changes in consumer purchasing habits, as readers look to alternative sources and/or providers of information, such as the internet and other digital formats, may change the way we distribute our content. We might see a decline in print circulation in our more mature markets as readership habits change and readers migrate online, although we see further opportunities for growth in our less mature markets outside Europe. If the migration of readers to new digital formats occurs more quickly than we expect, this is likely to affect print advertising spend by our customers, adversely affecting our profitability.

Our newspaper businesses are highly geared and remain dependent on advertising revenue; relatively small changes in revenue, positive or negative, have a disproportionate affect on profitability. We are beginning to see an increase in advertising revenues compared to prior years, however any downturn in corporate and financial advertising spend would negatively impact our results.

The diversification of the FT Group into other business models and revenue streams, e.g. subscription based businesses, conferences and its global reach, goes some way to offsetting reliance on newspaper advertising, particularly in the UK.

A control breakdown in our school testing businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school testing businesses, both in the US and UK. A breakdown in our testing and assessment products and processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our robust testing procedures and controls, combined with our investment in technology, project management and skills development of our people minimise the risk of a breakdown in our student marking.

Our professional services and school testing businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are not managed.

These businesses are characterised by multi-million pound contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation.

Several of these businesses are dependent on either single or a small number of large contracts. Failure to retain these contracts at the end of the contract term would adversely impact our future revenue growth. At Edexcel, our UK Examination board and testing business, any change in UK Government policy to exam marking and student testing could have a significant impact on our present business model.

In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers, whether they be commercial or governmental. We also look to diversify our portfolio to minimise reliance on any single contract.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our education, business information and book publishing businesses operate in highly competitive markets. These markets constantly change in response to competition, technological innovations and other factors. To remain competitive we continue to invest in our authors, products, services and people. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities.

Specific competitive threats we face at present include:

- Students seeking cheaper sources of content, e.g. online, used books or re-imported textbooks. To counter this trend we introduced our own digital text book programme (called SafariX) and are providing students with a greater choice and customisation of our products.
- Competition from major publishers and other educational material and service providers in our US educational textbook and testing businesses.
- Penguin: authors' advances in consumer publishing. We compete with other publishing businesses to purchase the rights to author manuscripts. Our competitors may bid to a level at which we could not generate a sufficient return on our investment, and so, typically, we would not purchase these rights.
- People: the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors. However, some of our markets are

presently undergoing radical restructuring with several of our competitors up for sale, particularly in the Education sector. New owners, particularly private equity, may try to recruit our key talent as part of this industry restructuring.

At Penguin, changes in product distribution channels, increased book returns and/or customer bankruptcy may restrict our ability to grow and affect our profitability.

New distribution channels, e.g. digital format, the internet, used books, combined with the concentration of retailer power pose multiple threats (and opportunities) to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

Penguin's financial performance can also be negatively affected if book return rates increase above historical average levels. Similarly, the bankruptcy of a major retail customer would disrupt short-term product supply to the market as well as result in a large debt write off.

We develop new distribution channels wherever possible by adapting our product offering and investing in new formats. We take steps to challenge illegal distribution sources. To minimise returns we are careful about how we supply orders, taking account of expected sell through. The application of strict credit control policies is used to monitor customer debt.

We operate in markets which are dependent on Information Technology systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on technology. We either provide software and/or internet services to our customers or we use complex information technology systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure.

We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades. The failure to recruit and retain staff with relevant skills may constrain our ability to grow as we combine traditional publishing products with online and service offerings.

We mitigate these IT risks by employing project management techniques to manage new software developments and/or system implementations and have implemented an array of security measures to protect our IT assets from attack.

Operational disruption to our business caused by a major disaster and/or external threat such as Avian Flu, restricting our ability to supply products and services to our customers.

Across all our businesses we manage complex operational and logistical arrangements including distribution centres, third-party print sites, data centres and large office facilities. Failure to recover from a major disaster, e.g. fire, flood etc, at a key facility or the disruption of supply from a key third-party vendor could restrict our ability to service our customers. Similarly external threats, such as Avian Flu, terrorist attacks, strikes etc, could all affect our business and employees, disrupting our daily business activities.

We have developed business continuity arrangements, including IT disaster recovery plans, to minimise any business disruption in the event of a major disaster. However, despite regular updates and testing of these plans there is no guarantee that our financial performance will not be adversely affected in the event of a major disaster and/or external threat to our business. Insurance coverage may minimise any losses in certain circumstances.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

To minimise dependence on our core markets, particularly the US, we are seeking growth opportunities outside these markets, building on our existing substantial international presence. Certain markets we may target for growth are inherently more risky than our traditional markets. Political, economic, currency and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these non-traditional markets.

We draw on our experience of developing businesses outside our core markets and our existing international infrastructure to manage specific country risks. The diversification of our international portfolio, and relative size of 'emerging markets' in relation to the group, further minimises the effect any one territory could have on the overall group results.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

We operate a number of pension plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans' assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements.

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan. Pension fund deficits have/may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requirements.

The latest valuation of our UK defined benefit pension plan has been completed and future funding arrangements have been agreed between the company and the pension fund Trustee. Additional payments amounting to £100m will be made by the company in 2007. We review these arrangements every three years and are confident that the pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the company.

Social, environmental and ethical risk

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. Our 2006 risk assessments did not identify any significant under-managed SEE risks, nor have any of our most important SEE risks, many concerned with reputational risk, changed year on year. These are:

- Journalistic/author integrity;
- Ethical business behaviour;
- Compliance with UN Global Compact principles on labour standards, human rights, environment and anti-corruption;
- Environmental impact;
- People;
- Data privacy.

Our risk reporting systems together with our approach to managing the key SEE risks above are described in 'Our Business and Society', the Pearson corporate responsibility report. The web link is available at www.pearson.com/community/csr_report2006

Changes in our tax position can significantly affect our reported earnings and cash flows.

There are several risk factors which may affect our reported tax rate and/or level of tax payments in the future. The most important are as follows:

- Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments.
- A material shortfall in profits of our US businesses below the level projected in our strategic plans would require us to reconsider the amount of the deferred tax asset relating to US net operating losses in our balance sheet (£126m at 31 December 2006). This could lead to a material increase in the reported tax rate.

We have internal tax professionals in the UK and US who review all significant arrangements around the world and respond to changes in tax legislation. They work closely with local management and external tax advisers.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 65% of our revenue is generated in US dollars. We estimate that if 2005 average rates had prevailed in 2006, sales for 2006 would have been £48m or 1% higher.

This is predominantly a currency translation risk (i.e., non-cash flow item), and not a trading risk (i.e., cash flow item) as our currency trading flows are relatively limited.

Pearson generates about two-thirds of its sales in the US and each 5¢ change in the average £:$ exchange rate for the full year (which in 2006 was £1:$1.84) would have an impact of 1p on adjusted earnings per share.

We estimate that a 5¢ change in the closing exchange rate between the US dollar and sterling in any year could affect our reported adjusted earnings per share by 1p and shareholders' funds by approximately £85m.

The Group's policy on managing currency risk is described on page 23.

Financial risk

This section explains the Group's approach to the management of financial risk.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivative financial instruments ('derivatives'), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2006. As described in the section below, in February 2007 the board approved a change in a definition used in the currency of debt policy. The audit committee and a group of external treasury advisers, receives reports on the Group's treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk

The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group's policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2006 the hedging ratio was approximately 49%. A simultaneous 1% change on 1 January in the Group's variable interest rates in each of US dollar, euro and sterling, taking into account forecast seasonal debt, would have a £7m effect on profit before tax.

Use of interest rate derivatives
The policy in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this, it swaps its fixed rate bond issues to floating rate at their launch. These create a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates.

The Group's accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then divides the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Liquidity and refinancing risk
The Group's objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2006 the average maturity of gross borrowings was 4.5 years and non-banks provided £1,566m (90%) of these borrowings (down from five years and 95% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively.

The Group's policy is to strive to maintain a rating of BBB+/Baa1 over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. During the year the Group renegotiated its revolving credit facility which increased the amount and extended the maturity date. At the end of 2006 the committed facilities amounted to £894m and their weighted average maturity was 4.5 years.

Net borrowings fixed and floating rate stated after the impact of rate derivatives:

All figures £ millions	2006	2005
Fixed rate	514	549
Floating rate	545	447
Total	1,059	996

Gross borrowings:

All figures £ millions	2006	2005
Bank debt	177	105
Bonds	1,566	1,854
Total	1,743	1,959

Gross borrowings by currency:

All figures £ millions	As reported 2006	Currency derivatives 2006	Combined 2006	2005
US dollar	966	287	1,253	1,455
Sterling	356	(150)	206	207
Euro	421	(137)	284	297
Total	1,743	–	1,743	1,959

Counterparty risk
The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the chief financial officer within guidelines approved by the board. In addition, prior to their maturity

in February 2007, for a currency rate swap that transformed a major part of the 6.125% Euro Bonds due 2007 into a US dollar liability, the Group entered into a mark-to-market agreement which significantly reduced the counterparty risk of that rate swap transaction.

Currency risk
Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be completed at the relevant spot exchange rate. The majority of our operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit (from February 2007 the policy was amended slightly to align core net borrowings with forecast operating profit before depreciation and amortisation). This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings.

The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expect to hold legacy borrowings in euro and sterling to their maturity dates: our policy does not require existing currency debt to be terminated to match declines in that currency's share of Group operating profit before depreciation and amortisation. Included within year end net debt, the net borrowings/(cash) in the three principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £979m, euro £158m and sterling £30m. The euro-denominated bonds mature in 2007 and the net debt profile will then more closely match the currency profile of group operating profit before depreciation and amortisation.

Use of currency debt and derivatives
The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of IAS 39.



Robin Freestone, *Chief financial officer*

Directors' Report

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2006 on pages 52 to 55 and 58 to 119 respectively. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 1 to 17 of the annual review and summary financial statements. Sales and profits of the different sectors and geographical markets are given on pages 66 to 69.

Principal business activities

Pearson is an international media company with market-leading businesses in education, business information and consumer publishing. We lead our markets in quality, innovation and profitability. With more than 34,000 employees based in 58 countries, we are a large family of businesses which are focused on making the reading and learning experience as enjoyable and as beneficial as it can possibly be.

Results and dividend

The profit for the financial year ended 31 December 2006 was £469m (2005: £644m) and has been transferred to reserves. A final dividend of 18.8p per share is recommended for the year ended 31 December 2006. This, together with the interim dividend already paid, makes a total for the year of 29.3p (2005: 27p). The final dividend will be paid on 11 May 2007 to shareholders on the register at the close of business on 10 April 2007, the record date.

Business review

The chairman's statement and chief executive's review on pages 2 to 17 of the annual review and summary financial statements, report on the development and performance of the Group during the year ended 31 December 2006 and our likely future development. The elements covered in these reports, which are required by the business review, are incorporated into the directors' report by reference. The business review itself can be found on pages 1 to 23 of the governance and financial statements.

Significant acquisitions and disposals

Pearson has made a number of acquisitions during the year including: Mergermarket, a financial information company providing information to financial institutions, corporations and their advisors; Promissor, a computerised test provider focused on the regulatory market in the US; National Evaluation Systems, the leading provider of customised state assessments for teacher certification in the US; and Paravia Bruno Mondadori, one of Italy's leading educational publishers. Net consideration paid for all acquisitions during the year ended 31 December 2006 was £363m and provisional goodwill recognised was £246m. In total the acquisitions made in 2006 contributed an additional £147m of sales and £17m of operating profit.

Transactions with related parties

Details of transactions with related parties, which are reportable under IAS 24 'Related party disclosures', are given in note 34 to the accounts on page 110.

Capital expenditure

The analysis of capital expenditure and details of capital commitments are shown in notes 11,12 and 33 to the accounts on pages 77 to 81 and 109.

Events after the balance sheet date

On 15 February 2007 the Group completed the disposal of Pearson Government Solutions, its Government services business, to Veritas Capital. Sale proceeds consist of $560m in cash, $40m in preferred stock and 10% of the equity of the business.

Directors

The present members of the board, together with their biographical details, are shown on page 20 of the annual review and summary financial statements.

Details of directors' remuneration and interests in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 32 to 51. Four directors, Patrick Cescau, Rona Fairhead, Susan Fuhrman and John Makinson will retire by rotation at the forthcoming annual general meeting (AGM) on 27 April 2007. All of them, being eligible, will offer themselves for re-election. Rana Talwar, who joined the board as a non-executive director in 2000, will retire at the forthcoming AGM and will not offer himself for re-election.

In addition, Robin Freestone, who joined the board as chief financial officer on 12 June 2006, will retire from office in accordance with the company's articles of association. He will offer himself for reappointment at the AGM.

Details of directors' service contracts can be found on page 41. No director was materially interested in any contract of significance to the company's business.

Corporate governance

Introduction A detailed account of how we comply with the provisions of the Combined Code on Corporate Governance (the Code) can be found on our website at www.pearson.com/investor/corpgov.htm

In terms of compliance with the Code during 2006, the only area where explanation is required relates to the independence of Vernon Sankey and Reuben Mark who had both served more than the recommended nine years when they resigned from the board in April. During the four months that Mr Sankey and Mr Mark were on the board, the board deemed them to be independent despite the length of their tenure. In all other areas the board believes that we are in full compliance with the Code.

Composition of the board The board consists of the chairman, Glen Moreno, five executive directors including the chief executive, Marjorie Scardino, and six independent non-executive directors. Terry Burns was appointed as our senior independent director in 2004.

Independence of directors The board considers all of the non-executive directors to be independent.

Board meetings

The board meets six times a year and at other times as appropriate. The following table sets out the attendance of our directors at the board and committee meetings during 2006:

	Board meetings (maximum 6)	Audit committee meetings (maximum 6)	Personnel committee meetings (maximum 4)	Nomination committee meetings (maximum 4)
Chairman				
Glen Moreno	6/6	–	–	4/4
Executive directors				
Marjorie Scardino	6/6	–	–	4/4
David Bell	5/6	–	–	–
Rona Fairhead	6/6	–	–	–
Robin Freestone[1]	4/4	–	–	–
John Makinson	6/6	–	–	–
Non-executive directors				
David Arculus[2]	4/5	3/4	2/3	2/2
Terry Burns[3]	5/6	1/2	4/4	3/4
Patrick Cescau	6/6	6/6	–	4/4
Susan Fuhrman[4]	5/6	3/4	–	3/4
Ken Hydon[5]	5/5	3/4	–	2/2
Reuben Mark[6]	1/2	1/2	0/1	1/2
Vernon Sankey[7]	2/2	2/2	–	2/2
Rana Talwar	4/6	–	3/4	2/4

1 Appointed to the board on 12 June 2006
2 Appointed to the board on 28 February 2006 and to the audit and personnel committees in April 2006
3 Resigned from the audit committee in April 2006
4 Appointed to the audit committee in April 2006
5 Appointed to the board on 28 February 2006 and to the audit committee in April 2006
6 Resigned on 21 April 2006
7 Resigned on 21 April 2006

The role and business of the board The formal matters reserved for the board's decision and approval are: the company's strategy; acquisitions, disposals and capital expenditure projects above certain thresholds; all guarantees over £10m; treasury policies; the interim and final dividends and the financial statements; borrowing powers; appointments to the board; and the appointment and removal of the company secretary.

The board receives timely, regular and necessary management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in the performance of their duties as directors. All directors have access to the advice and services of the company secretary.

In addition to these formal roles, we endeavour to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be garnered to the benefit of the company. At the same time, the non-executive directors will develop an understanding of the abilities of the most senior managers that will help them judge the company's prospects and plans for succession.

Board evaluation

As we reported last year, with the introduction of a new chairman late in 2005, we have taken the opportunity to carry out a thorough review of the effectiveness of our board and of the board committees. The chairman has spent time with each of the directors over the last year in order to elicit their views and a number of proposals have been developed, some of which were implemented during the course of 2006. The chairman wrote to his fellow directors setting out his thoughts and observations on the effectiveness of the Pearson board, and the directors have had an opportunity to discuss this. The chairman is keen that particular emphasis be placed on ensuring that the board make their time together as productive as possible, and good progress has been made in setting a board calendar so that adequate time is set aside for the major topics to be covered. The board committees were restructured during the course of the year, and each has reviewed its remit and has a new chairman and terms of reference in place.

During the course of the year the executive directors were evaluated by the chief executive for performance against personal objectives under the company's standard appraisal mechanism. The chairman leads the assessment of the chief executive and the senior independent director conducts a review of the chairman's performance.

Directors' training Directors receive a significant induction programme and a range of information about the company when they join the board. This includes background information on Pearson and details of board procedures, directors' responsibilities and various governance-related issues, including procedures for dealing in Pearson shares and their legal obligations as directors. The induction also includes a series of meetings with members of the board, presentations regarding the business from senior executives and a briefing on Pearson's investor relations programme. We supplement the existing directors' training programme through continuing presentations about the company's operations at board meetings and by making available to the directors the opportunity for additional visits to operating company divisions as well as meetings with local management. Externally run courses are also made available should directors wish to make use of them.

Directors' indemnities The company grants an indemnity to all of its directors in accordance with section 337A of the Companies Act 1985 in relation to costs incurred by them in defending any civil or criminal proceedings and in connection with an application for relief under section 144(3) or (4) or section 727 of the Companies Act, so long as it is repaid not later than when the outcome becomes final if: i) they are convicted in the proceedings; ii) judgement is given against them; or iii) the court refuses to grant the relief sought.

The company has purchased and maintains Directors' and Officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such directors and officers in the execution of their duties.

Dialogue with institutional shareholders There is an extensive programme for the chairman, executive directors and top managers to meet with institutional

shareholders. The non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman and senior independent director make themselves available to meet any significant shareholder as required. Makinson Cowell reports to the board each year the results of an extensive survey on major shareholders' views. Furthermore, reports on changes in shareholder positions and views are given to the board at every board meeting.

Board committees

The board has established three committees. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

Following a review of the board committees by the new chairman during 2006, it was decided to disband the treasury committee, dividing its responsibilities between the board (with regard to approval of treasury policies) and the audit committee (to monitor compliance with these policies).

i Audit committee Following changes to our committee structure in April 2006, the audit committee now comprises Ken Hydon (chairman), David Arculus, Patrick Cescau and Susan Fuhrman.

All of the committee members are independent non-executive directors and have financial and/or related business experience due to the senior positions they hold or held in other listed or publicly traded companies and/or similar public organisations. Ken Hydon is our designated financial expert.

The committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found on the company website at www.pearson.com/investor/corpgov.htm

The committee is established by the board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The committee is responsible for assisting the board's oversight of the quality and integrity of the company's external financial reporting and statements and the company's accounting policies and practices. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report on the results of work directed by the committee. The committee reports to the full board of Pearson on a regular basis. It also reviews the objectivity of the external auditors, including non-audit services supplied, and ensures that there is an appropriate audit relationship.

The committee met six times during the year with the chief financial officer, head of internal audit and other members of the senior management team, together with the external auditors, in attendance. The committee met regularly in private with the external auditors and the head of internal audit during the year.

The requirement for training is kept under review and is provided to meet specific individual needs.

ii Personnel committee Following changes to our committee structure in April 2006, the members of the committee comprise David Arculus (chairman), Terry Burns, Rana Talwar and since 1 January 2007, Glen Moreno.

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision.

The committee takes independent advice from consultants when required. No director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 32 to 51.

The committee meets at least three times a year and on other occasions when circumstances require, and has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm

iii Nomination committee Following changes to our committee structure in April 2006, the nomination committee now comprises Glen Moreno (chairman), Marjorie Scardino, David Arculus, Terry Burns, Patrick Cescau, Susan Fuhrman, Ken Hydon and Rana Talwar.

The committee is comprised of the chairman, chief executive and all of the non-executive directors and meets as and when required. During 2006 the committee met four times. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors.

When considering the appointment of a new director the committee reviews the current balance of skills and experience of the board.

Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussion regarding his performance.

In accordance with the company's articles of association, directors are subject to reappointment at the AGM immediately following the date of their appointment, and thereafter must seek re-election no more than three years from the date they were last re-elected. The committee will recommend to the board the names of the directors who are to seek re-election at the AGM.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm

Internal control

The board of directors has overall responsibility for Pearson's system of internal control, which is designed to manage the risks facing the Group, safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss.

In accordance with the provisions of the Code, the directors confirm that they have reviewed the effectiveness of the Group's internal control system. They also confirm that there is an ongoing process allowing for the identification, evaluation and management of significant business risks. This process accords with the revised Turnbull guidance and has been in place throughout 2006 and up to the date of approval of this annual report.

The Group's internal control framework covers financial, operational and compliance risks. Its main features are described below:

i Board – The board of directors, which has overall responsibility for Pearson's system of internal control, exercises that control through an organisational structure with clearly defined levels of responsibility and authority and appropriate reporting procedures. To maintain effective control over strategic, financial, operational and compliance matters the board meets regularly, and has a formal schedule of matters that is brought to it, or its duly authorised committees, for attention. Responsibility for monitoring financial management and reporting, internal control and risk management has been delegated to the audit committee by the board. At each meeting, the audit committee considers reports from management, internal audit and the external auditors, with the aim of reviewing the effectiveness of the internal financial and operating control environment of the Group.

ii Operating company controls – The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company maintains internal controls and procedures appropriate to its structure and business environment, whilst complying with Group policies, standards and guidelines.

iii Financial reporting – There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, are reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Group senior management meet, on a quarterly basis, with operating company management to review their business and financial performance against plan and forecast. Major business risks relevant to each operating company are reviewed in these meetings.

In addition, the chief executive prepares a monthly report 11 times a year for the board on key developments, performance and issues in the business.

iv Risk management – Operating companies undertake formal, semi-annual risk reviews to identify new or potentially under-managed risks. The results of these reviews are submitted to internal audit for evaluation and onward reporting to the board, via the audit committee. Throughout the year, risk sessions facilitated by internal audit are held with operating company management and with the Pearson Management Committee to discuss and review the significant risks facing the business.

v Internal audit – The internal audit function is responsible for providing independent assurance to management on the effectiveness of internal controls. The annual internal audit plan, derived from a risk model, is approved by the audit committee. Internal audit activity is supplemented by annual financial control self-assessment returns, completed by the businesses. Recommendations to improve internal controls and/or to mitigate risks are agreed with operating company management after each audit. Formal follow-up procedures allow internal audit to monitor operating companies' progress in implementing its recommendations and to resolve any control deficiencies. The internal audit function also has a remit to monitor significant group projects in order to provide assurance that appropriate project governance and risk management strategies are in place. Regular reports on the work of internal audit are provided to executive management and, via the audit committee, to the board.

The head of internal audit is jointly responsible with the group legal counsel for monitoring compliance with our Code of Business Conduct, and investigating any reported incidents.

vi Treasury management – The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the audit committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the audit committee and the board.

vii Insurance – Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost effective balance between insured and uninsured risks.

Sarbanes-Oxley – Section 404

As a requirement of our US listing we must comply with the provisions of the Sarbanes-Oxley Act, including Section 404 relating to the effectiveness of our internal controls over financial reporting. At the date of this report, our 2006 404 attestation is tracking to plan. The only outstanding work relates to the testing of controls around the compilation of our Form 20-F, which will be filed later in 2007.

Going concern

Having reviewed the Group's cash, cash equivalents and borrowing facilities, and the 2007 and 2008 cash flow forecasts contained in the 2007 operating plan, the directors believe that Pearson has adequate resources to continue as a going concern for the foreseeable future. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication

Pearson has an extensive programme of communication with all its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, www.pearson.com, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

In 2006 we continued our programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson. The seminars are available to all shareholders via webcast on www.pearson.com

Our AGM – which will be held on 27 April this year – includes opportunities to meet the company's managers, presentations about Pearson's businesses and the previous year's results as well as general AGM business.

People

During 2006, Pearson employed over 34,000 people in 58 countries. Each business has detailed employment practices for recruitment, remuneration, employee relations, health and safety, and terms and conditions designed for the different sectors and countries in which it operates.

We are committed to equality of opportunity for all regardless of gender, race, age, physical ability, religion or sexual orientation. This applies equally to recruitment and to the promotion, development and training of people who are already part of Pearson. The company takes seriously its obligations to the disabled and seeks not to discriminate against current or prospective employees because of any disability.

We are always willing to make reasonable adjustments to premises or employment arrangements if these substantially disadvantage a disabled employee or prospective employee. Every effort is made to find suitable alternative jobs and, as necessary, training for those who are unable to continue in their existing role due to disability.

Pearson is committed to clear and timely communication with its people concerning business performance. It works hard to maintain effective channels of communication and supports employee representation to help positive employee relations.

We believe that the best way for people to profit from the success of the company is for them to become shareholders. Pearson operates worldwide share plans taking account of local country tax and securities regulations. With most of our people based in the US, we have taken special care to make it easy for them to acquire shares in Pearson. The listing of our shares on the New York Stock Exchange allows us to operate a US Employee Stock Purchase Plan that makes share ownership in Pearson accessible to the majority of our employees.

Supplier payment policy

Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2006 were equivalent to 31 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

External giving

In 2006, Pearson's cash charitable giving totalled £3.6m (2005: £3.3m). In addition to cash donations, Pearson also provides in-kind support such as books, publishing expertise, advertising space and staff time. Through the Pearson Foundation, we focus our charitable giving on education and literacy projects around the world: in a brain-powered world, we believe that no job is more important than helping people to learn. We encourage our employees to support their personal charities by matching donations and payroll giving and by providing volunteering opportunities.

More details can be found in our 2006 CSR report at www.pearson.com/community/csr_report2006

Share capital

Details of share issues are given in note 25 to the accounts on page 103. At the AGM held on 21 April 2006, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Although circumstances have not merited using this authority and there are no plans at present to do so, shareholders will be asked to renew this authority at the AGM on 27 April 2007.

At 28 February 2007, the company had been notified of the following substantial shareholdings.

	Number of shares	Percentage
Franklin Resources, Inc.	103,908,285	12.92
FMR Corp. and Fidelity International Limited	49,800,888	6.19
Legal and General Group plc	28,868,364	3.57

Annual general meeting

The notice convening the AGM to be held at 12 noon on Friday, 27 April 2007 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 26 March 2007.

Registered auditors

In accordance with section 384 of the Companies Act 1985 (the Act) resolutions proposing the reappointment of PricewaterhouseCoopers LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence

In line with best practice, the audit committee has introduced a policy that defines those non-audit services that the independent auditors, PricewaterhouseCoopers LLP, may or may not provide to Pearson. The policy requires the provision of these services to be approved in advance by the audit committee. The policy also establishes other procedures to ensure that the auditors' independence has not been compromised. A full statement of the fees for audit and non-audit services is provided in note 5 to the accounts on page 71.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss of the Group for that period. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time, the financial position of the company and the Group and to enable them to ensure that the financial statements comply with the Act, and the report on directors' remuneration. They are also responsible for safeguarding the assets of the Group, and hence for taking reasonable steps towards preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 52 to 55 and 58 to 119 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

The directors confirm that the auditors have concluded that the directors' report is consistent with the financial statements.

The directors also confirm that, for all directors in office at the date of this report:

So far as each director is aware, there is no relevant audit information of which the company's auditors are unaware.

Each director has taken all the steps that they ought to have taken in their duty as directors to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 9 March 2007 and signed on its behalf by

Philip Hoffman, *Secretary*

Report on Directors' Remuneration

The board presents its report on directors' remuneration to shareholders. This report complies with the Directors' Remuneration Report Regulations 2002 and was approved by the board of directors at the board meeting on 23 February 2007.

This report also demonstrates how the principles of the Combined Code relating to directors' remuneration are applied.

A resolution will be put to shareholders at the annual general meeting on 27 April 2007 inviting them to consider and approve this report.

Compliance
The committee believes that the company has complied with the provisions regarding remuneration matters contained within the Combined Code.

The personnel committee
Reuben Mark stood down as chairman of the personnel committee at the annual general meeting in April 2006. He was replaced by David Arculus. Terry Burns and Rana Talwar were the other members during 2006. All members of the committee were independent non-executive directors.

Glen Moreno, chairman of the board, was not a member of the committee during 2006. He joined the committee in 2007 when this became permissible under the UK Combined Code on 1 November 2006 for accounting periods starting on or after 1 January 2007.

Glen Moreno, Marjorie Scardino, chief executive, David Bell, director for people, and Robert Head, compensation and benefits director, provided material assistance to the committee during the year. They attended meetings of the committee, although no director was involved in any decisions as to his or her own remuneration.

To ensure that it receives independent advice, the committee has appointed Towers Perrin to supply survey data and to advise on market trends, long-term incentives and other general remuneration matters. Towers Perrin also advised the company on health and welfare benefits in the US and provided consulting advice directly to certain Pearson operating companies.

The committee's terms of reference are set out on the company's website. The committee met four times during 2006. The matters discussed and actions taken were as follows:

24 February 2006
Ratified increase in CEO's base salary for 2006
Approved 2005 annual incentive plan payouts for Pearson Management Committee
Reviewed 2006 annual incentive plan structure and targets
Agreed renewal of long-term incentive plan
Approved vesting of 2001 and 2003 annual bonus share matching awards
Approved 2005 report on directors' remuneration
Agreed policy in response to UK pensions simplification and 'A-Day'
Noted company's use of equity for employee share plans
28 July 2006
Reviewed strategy on long-term incentive awards for 2006
Approved remuneration package for CFO
Reviewed and amended committee's charter and terms of reference
13 October 2006
Reviewed and approved 2006 long-term incentive awards and associated conditions for Pearson Management Committee and other executives and managers
14 December 2006
Considered Towers Perrin's report on remuneration for Pearson Management Committee for 2007
Reviewed 2007 annual incentive plan metrics
Approved changes to rules of Pearson share plans in response to age discrimination legislation

Remuneration policy
This report sets out the company's policy on directors' remuneration. This policy will continue to apply to each director for 2007 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the

company's business environment and in remuneration practice. Future reports, which will continue to be subject to shareholder approval, will describe any changes in policy for years after 2007. Shareholders should consider all statements in this report about remuneration policy for years after 2007 in this context.

Pearson seeks to generate a performance culture by operating incentive programmes that support its business goals and reward their achievement. The committee selects performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives and aligned with the interests of shareholders. The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on the relevant information and input from advisers. Since 2005, the Group's financial results have been reported under IFRS. In order to reflect the performance of the business on a consistent basis, earnings per share and any other accounting measures used for the purposes of the company's short- or long-term incentive plans are adjusted for IFRS.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards directly to Pearson's financial performance. All outstanding long-term incentive awards for each of the executive directors are set out in tables 4 and 5 on pages 47 to 51 of this report.

It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

Total shareholder return performance

Below we set out Pearson's total shareholder return on three bases. Pearson is a constituent of all the indices shown.

First, we set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2001 to 2006. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return

— Pearson — FTSE All-Share



200
150
100
50
01
02
03
04
05
06

Secondly, to illustrate performance against our sector we show Pearson's total shareholder return relative to the FTSE Media index over the same five-year period.

Total shareholder return

— Pearson — FTSE Media



200
150
100
50
01
02
03
04
05
06

And thirdly, we show Pearson's total shareholder return relative to the FTSE All-Share and Media indices on a monthly basis over 2006, the period to which this report relates.

Total shareholder return

— Pearson — FTSE All-Share — FTSE Media



130
120
110
100
Dec
Mar
Jun
Sep
Dec

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives.

Element	Objective	Performance period	Performance conditions
Base salary (see page 34)	Reflects competitive market level, role and individual contribution	Not applicable	Normally reviewed annually taking into account the remuneration of directors and executives in similar positions in comparable companies, individual performance and levels of pay and pay increases throughout the company
Annual incentives (see page 35)	Motivates achievement of annual strategic goals	One year	Subject to achievement of targets for sales, earnings per share or profit, working capital and cash
Bonus share matching (see page 36)	Encourages executive directors and other senior executives to acquire and hold Pearson shares and aligns executives and shareholders' interests	Three and five years	Subject to achievement of targets for earnings per share growth
Long-term incentives (see page 36)	Drives long-term earnings and share price growth and value creation Aligns executives' and shareholders' interests	Three years	Subject to achievement of targets for relative total shareholder return, return on invested capital and earnings per share growth

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentive, bonus share matching and long-term incentives. Based on the details set out in this report, the relative importance of fixed and performance-related remuneration for each of the directors should be as follows:

Proportion of total compensation


Marjorie Scardino
30.7%
44.0%
David Bell
37.0%
35.2%
Robin Freestone
35.1%
38.1%
Rona Fairhead
35.7%
36.0%
John Makinson
43.6%
31.0%
Base salary and other fixed remuneration
Annual bonus and bonus share matching
Long-term incentives

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee's independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. We also use selected media companies in North America.

We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary

Our normal policy is to review salaries annually. The committee has reviewed executive directors' base salaries for 2007 consistent with this policy. Full details will be set out in the report on directors' remuneration for 2007.

Allowances and benefits
It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognise that recruitment also operates worldwide.

Annual incentives
The committee establishes the annual incentive plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets.

The committee also establishes the target and maximum levels of individual incentive opportunity based on an assessment by the committee's independent advisers of market practice for comparable companies and jobs.

The performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes thresholds, targets and maxima for different levels of payout. With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the CEO.

For 2007, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.

For 2007, there are no changes to the executive directors' individual incentive opportunities. For the CEO, the target annual incentive opportunity is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson Management Committee, the target is up to 75% of salary and the maximum is twice target.

The incentive plans are discretionary and the committee reserves the right to make adjustments up or down taking into account exceptional factors.

The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.

Annual incentive payments do not form part of pensionable earnings.

For 2006, total annual incentive opportunities were based on Pearson plc and operating company financial performance and performance against personal objectives as follows:

Name	Pearson plc	Operating company	Personal objectives
Marjorie Scardino	100%	–	–
David Bell	90%	–	10%
Rona Fairhead	90%	–	10%
Robin Freestone	90%	–	10%
John Makinson	20%	70% (Penguin Group)	10%

For Pearson plc, the performance measures were earnings per share growth, operating cash flow, sales and average working capital as a ratio to sales. Underlying growth in adjusted earnings per share at constant exchange rates consistent with reported adjusted earnings per share of 40.2p was better than target but below the level of performance required for maximum payout. Average working capital as a ratio to sales and operating cash flow of £575m were at and above maximum respectively. Sales at £4,423m were below target but above threshold.

For Penguin Group, the performance measures were sales, operating profit, operating cash flow and average working capital as a ratio to sales. For working capital as a ratio to sales and operating cash flow, performance was better than that required for maximum payout. Sales and operating profit were both above target but below maximum.

None of the executive directors was directly covered by the plans for the other operating companies where the same performance measures applied.

Details of actual payouts for 2006 are set out in table 1.

Bonus share matching

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares. For awards made since 2006, if these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over a five-year period, the company will match them on a gross basis of one share for every one held. Half the matching shares will vest if the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over the first three years.

Real growth is measured against the UK Government's Index of Retail Prices (All Items). We choose to test our earnings per share growth against UK inflation over three and five years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Since its introduction, there have been five full five-year cycles of this plan. For the 1998 award, the first one-for-two match vested, but not the full one-for-one. For both the 1999 and 2000 award, both matches lapsed. And for the 2001 and 2002 awards, the full one-for-one match vested.

Awards made

The award made on 12 April 2006 will vest in full on 12 April 2011 if the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over the period 2005 to 2010. Half this number of shares will vest on 12 April 2009 if the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over the period 2005 to 2008. The market price of the shares on the date of the award was 776.2p. The latest vesting date of this award is 12 April 2011. Rona Fairhead and Robin Freestone hold shares under this plan. Details of this award are set out in table 4 and itemised as a.

Awards vested and held

For the award made on 16 April 2004, the target for the increase in adjusted earnings per share from 2003 to 2006 was 19.5%. The increase in adjusted earnings per share over the period has been 45.7%. Participants are therefore entitled to receive half of their matching shares. These shares, together with the remaining half of the matching shares which are subject to the performance target being met over the period 2003 to 2008, will be released on 16 April 2009. If participants elect to call for the first half of the matching shares on 16 April 2007, their entitlement to the second half of the matching shares lapses. David Bell and Rona Fairhead hold awards under this plan. Details are set out in table 4 and itemised as a*.

Half the award made on 17 April 2003 will be released on 17 April 2008. The original terms of the award and the company's performance against the relevant targets were disclosed in detail in the report on directors' remuneration for 2005. The remaining half will vest on 17 April 2008 subject to earnings per share growth performance over the period 2002 to 2007. David Bell, Rona Fairhead and John Makinson hold awards under this plan. Details are set out in table 4 and itemised as a* and a.

For the award made on 19 April 2002, the target for the increase in adjusted earnings per share from 2001 to 2006 was 31.9%. The increase in adjusted earnings per share over the period has been 120.9%. These shares will be released on 19 April 2007. Rona Fairhead holds awards under this plan. Details are set out in table 4 and itemised as a*.

Awards released

The award made on 11 May 2001 vested and was released on 11 May 2006. The original terms of the award and the company's performance against the relevant targets were disclosed in detail in the report on directors' remuneration for 2005. No consideration was payable for the shares. Marjorie Scardino, David Bell and John Makinson held awards under this plan. Details of these awards are set out in table 4 and itemised as a.

Long-term incentives

At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.

Executive directors, senior executives and other managers are eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim is to give the committee a range of tools with which to link corporate performance to management's

long-term reward in a flexible way. It is not the committee's intention to grant stock options in 2007.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period.

There is no retesting. The committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that applied for 2006 and that will apply for the 2007 awards and subsequently for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital and earnings per share growth.

Pearson's reported financial results for the relevant periods are used to measure performance. The committee has discretion to make adjustments taking into account exceptional factors that distort underlying business performance. In exercising such discretion, the committee is guided by the principle of aligning shareholder and management interests.

The vesting of shares based on relative total shareholder return is subject to the committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business.

The committee chose total shareholder return relative to the constituents of the FTSE World Media Index because, in line with many of our shareholders, it felt that part of executive directors' rewards should be related to performance relative to the company's peers.

We chose return on invested capital because, over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (mostly in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions.

Earnings per share growth was chosen because strong bottom-line growth is imperative if we are to improve our total shareholder return and our return on invested capital.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company.

To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award vests at the end of the three-year period. The remaining 25% of the award only vests if the participant retains the after-tax number of shares that vest at year three for a further two years.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

Where shares vest, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. The expected value of awards made on this basis take this into account.

The committee's independent advisers calculate the expected value of awards i.e. their net present value after taking into account all the conditions and, in particular, the probability that any performance conditions will be met.

The committee establishes each year the expected value of individual awards taking into account these values and assessments by the committee's independent advisers of market practice for comparable companies and of directors' total remuneration relative to the market.

In establishing the expected value of individual awards, the committee also has regard to the face value of the awards and their potential value should the performance targets be met in full.

The targets for the 2007 awards will be consistent with the company's strategic objectives and no less demanding than those that applied to the 2006 awards. Full details of the targets and individual awards will be set out in the report on directors' remuneration for 2007.

Long-term incentive plan: summary of awards, conditions and vesting


Conditional share award
One-third of award based on each of relative total shareholder return, return on invested capital and earnings per share growth
Awards vest after three years on a sliding scale based on performance
75% of vested shares released after three years
25% of vested shares released after further two years

Awards made

The award made on 13 October 2006 was based on three performance measures: relative total shareholder return, return on invested capital, and earnings per share growth. The award is split equally across all three measures.

Pearson's reported financial results for 2005 to 2008 will be used to measure performance. The committee has discretion to make adjustments taking into account exceptional factors that distort underlying business performance. In exercising such discretion, the committee will be guided by the principle of aligning shareholder and management interests.

The market price of the shares on the date of the award was 767.5p. The vesting date of this award is 13 October 2009.

Marjorie Scardino, David Bell, Rona Fairhead, Robin Freestone and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as b.

2006 long-term incentive award

Performance measure	Total shareholder return relative to the constituents of the FTSE World Media Index	Return on invested capital	Earnings per share growth
Performance period	2006 to 2009 based on the periods immediately following the 2005 and 2008 results' announcements	2008	2006, 2007 and 2008 compared to the 2005 base year
Performance for threshold payout	Pearson ranked at median	8.0%	Compound annual growth of 5%
Payout at threshold	30%	25%	30%
Performance for maximum payout	Pearson ranked at upper quartile or better	10.0%	Compound annual growth of 12% or better
Payout at maximum	100%	100%	100%

Awards vested and held

The award made on 21 December 2004 was based on three performance measures: relative total shareholder return, return on invested capital, and an earnings per share and sales growth matrix. The award is split equally across all three measures. The vesting date of this award is 21 December 2007.

Marjorie Scardino, David Bell, Rona Fairhead, and John Makinson hold awards under this plan. Details of these awards are set out in table 4.

The part of the award based on relative total shareholder return which remained held at 31 December 2006 because the performance period ends after the date of this report is itemised as b. The parts of the award based on return on invested capital and on earnings per share and sales growth which vested (or lapsed) based on performance and remained held at 31 December 2006 pending release are itemised as b*.

2004 long-term incentive award

Performance measure	Total shareholder return relative to the constituents of the FTSE World Media Index	Return on invested capital	Sales and earnings per share growth
Performance period	2004 to 2007 based on the periods immediately following the 2003 and 2006 results' announcements	2006	2004, 2005 and 2006 compared to the 2003 base year
Performance for threshold payout	Pearson ranked at median	6.5%	Real compound annual growth in both sales and earnings per share
Payout at threshold	40%	25%	30%
Performance for maximum payout	Pearson ranked at upper quartile or better	8.0%	Subject to threshold performance being achieved, 10% compound annual growth in either sales or earnings per share or between real and 10% compound annual growth in both
Payout at maximum	100%	100%	100%
Actual performance	See note below	8.0%	Compound annual sales growth: 1.5% Compound annual earnings per share growth: 10.7%
Proportion of award vested	See note below	100%	50% See note below
Notes	Details of the company's relative total shareholder return performance and the proportion of shares that vest will be set out in the report on directors' remuneration for 2007 because the performance period ends after the date of this report		The committee noted the strong growth in earnings per share over the period and that threshold performance on both measures had been achieved on an underlying basis excluding the distorting effect on reported growth rates of the US dollar exchange rate over these three years. Taking these factors into account, the committee exercised its discretion that half of the shares awarded under this element should vest

Awards released
The award made on 9 May 2001 vested with a payout of 70.5% of the shares originally awarded and three-quarters of the vested shares were released in 2005. The remaining one-quarter of the vested shares were released on 10 May 2006. The original terms of the award and the company's performance against the relevant targets were disclosed in detail in the report on directors' remuneration for 2004. No consideration was payable for the shares. Marjorie Scardino, David Bell, and John Makinson held shares under this plan. Details of these awards are set out in table 4 and itemised as b.

The first tranche of long-term incentive plan shares granted on 26 September 2003 vested and were released on 26 September 2006 in accordance with the original terms of the award disclosed in detail in the report on directors' remuneration for 2003. No consideration was payable for the shares. Marjorie Scardino, David Bell, Rona Fairhead, and John Makinson held awards under this plan. Details of these awards are set out in table 4 and itemised as b.

Awards outstanding
Awards of restricted shares made on 16 December 2002, 26 September 2003 and 21 December 2004 remain outstanding. The original terms of the awards were disclosed in detail in the reports on directors' remuneration for the years in which the awards were made. We will disclose at the relevant time performance against targets and the extent to which these awards vest or lapse.

Marjorie Scardino, David Bell, Rona Fairhead, and John Makinson hold awards under all these plans and Robin Freestone holds an award under the 2004 plan. Details of these awards are set out in table 4 and itemised as b.

All-employee share plans
Executive directors are eligible to participate in the company's all-employee share plans on the same terms as other employees. These plans comprise share acquisition savings programmes in the UK and the US.

These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Dilution and use of equity
In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

At 31 December 2006, stock awards to be satisfied by new-issue equity granted in the last 10 years under all employee share plans amounted to 3.4% of the company's issued share capital and under executive or discretionary plans amounted to 2.3%.

The headroom available for all employee plans and executive or discretionary plans is as follows:

	2006	2005
Headroom for all employee plans	6.6%	6.4%
Headroom for executive or discretionary plans	2.7%	2.5%

In addition, no more than 5% of Pearson equity may be held in trust at any time. Against this limit, shares held in trust amount to 1.5% of the company's issued share capital and the available headroom is 3.5%.

Shareholding policy
As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company.

Given the share retention features of the annual bonus share matching and long-term incentive plans and the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary. However, we describe separately here both the number of shares that the executive directors hold and the value expressed as a percentage of base salary.

The current value of holdings of the executive directors based on the middle market value of Pearson shares of 832.5p on 23 February 2007 against the annual base salary set out in this report is as follows:

	Number of shares	Value (% of base salary)
Marjorie Scardino	216,777	217%
David Bell	122,962	241%
Rona Fairhead	62,593	111%
Robin Freestone	2,089	6%
John Makinson	172,872	294%

Service agreements

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement. These service agreements provide that the company may terminate these agreements by giving 12 months' notice, and in some instances they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market.

We summarise the service agreements that applied during 2006 and that continue to apply for 2007 as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Glen Moreno	29 July 2005	12 months from the director; 12 months from the company	100% of annual fees at the date of termination
Marjorie Scardino	27 February 2004	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual bonus
David Bell	15 March 1996	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual bonus
Rona Fairhead	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual bonus
Robin Freestone	5 June 2006 (for service from 12 June 2006)	Six months from the director; 12 months from the company	Not applicable
John Makinson	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual bonus

Retirement benefits

We describe the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2.

Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Robin Freestone will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.

The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the approved defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse's pension on death in service and the option to provide a death in retirement pension by reducing the member's pension.

The approved defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the approved plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member's spouse, dependent children and/or nominated financial dependant are payable in the event of death.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own 'cap', which will increase annually in line with the UK Government's Index of Retail Prices (All Items).

In response to the UK Government's plans for pensions simplification and so-called 'A-Day' effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance were offered a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

Marjorie Scardino
Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan.

Additional pension benefits will be provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell
David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement with a reduced pension before that date is possible, subject to company consent.

Rona Fairhead
Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for her dependants. Since April 2006, she has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone
Robin Freestone is a member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. In the event of death before

retirement, the proceeds of the FURBS account will be used to provide benefits for his dependants. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson
John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government's Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors' non-executive directorships
Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows:

	Company	Fees/benefits
Marjorie Scardino	Nokia Corporation MacArthur Foundation	€110,000 $20,000
David Bell	VITEC Group plc	£28,750
Rona Fairhead	HSBC Holdings plc	£85,000
Robin Freestone	eChem	£1,938
John Makinson	George Weston Limited	C$85,000

Chairman's remuneration
Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

In accordance with the terms of his appointment, the committee intends to review the chairman's remuneration in 2007. Any change to current remuneration is subject to the approval of the full board and will be set out in the report on directors' remuneration for 2007.

Non-executive directors
Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

The level and structure of non-executive directors' fees effective from January 2005 is as follows:

	Fees payable from 1 January 2005
Basic non-executive director fee	£45,000
Chairmanship of audit and personnel committees	£10,000
Membership of audit and personnel committees	£5,000
Senior independent director's fee	£10,000
Overseas meetings (per meeting)	£2,500

One-third of the basic fee, or the entire fee in the case of Rana Talwar, is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Patrick Cescau's fee is paid over to his employer.

The board intends to review the level and structure of non-executive directors' fees in 2007. Any changes to existing arrangements will be set out in the report on directors' remuneration for 2007.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Items subject to audit

The following tables form the auditable part of the remuneration report.

Table 1: Remuneration of the directors

Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

All figures in £000s	2006 Salaries/fees	2006 Annual incentive	2006 Allowances	2006 Benefits	2006 Total	2005 Total
Chairman						
Glen Moreno	425	–	–	–	425	106
Executive directors						
Marjorie Scardino	830	1,067	50	15	1,962	1,810
David Bell	425	512	0	17	954	972
Rona Fairhead	470	573	0	19	1,062	1,044
Robin Freestone (appointed 12 June 2006)	209	243	0	8	460	0
John Makinson	490	627	183	26	1,326	1,250
Non-executive directors						
David Arculus (appointed 28 February 2006)	51	–	–	–	51	0
Terry Burns	67	–	–	–	67	71
Patrick Cescau	53	–	–	–	53	55
Susan Fuhrman	61	–	–	–	61	55
Ken Hydon (appointed 28 February 2006)	48	–	–	–	48	0
Reuben Mark (resigned 21 April 2006)	20	–	–	–	20	70
Vernon Sankey (resigned 21 April 2006)	17	–	–	–	17	60
Rana Talwar	53	–	–	–	53	55
Total	3,219	3,022	233	85	6,559	5,548
Total 2005 (including former directors)	2,794	2,770	602	77	–	6,243

Note 1 For the full year, Robin Freestone's remuneration was: salary/fees – £315,170; annual incentive – £329,438; benefits – £13,980; total – £658,588.

Note 2 Allowances for Marjorie Scardino include £40,190 in respect of housing costs and a US payroll supplement of £9,646. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £183,125 for 2006.

Note 3 Benefits include company car, car allowance and health care. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 4 No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 5 The company provided benefits to Dennis Stevenson and Reuben Mark after they stepped down from the board to the value of £22,800 and £17,298 respectively.

Note 6 Patrick Cescau's fee is paid over to his employer.

Table 2: Directors' pensions and other pension-related items

Directors' pensions	Age at 31 Dec 06	Increase/ (decrease) in accrued pension over the period £000	Accrued pension at 31 Dec 06 £000[1]	Transfer value at 31 Dec 05 £000[2]	Transfer value at 31 Dec 06 £000[2]	Increase/ (decrease) in transfer value* £000	Increase/ (decrease) in accrued pension† during the period £000 pa	Transfer value of the increase/ (decrease) in accrued pension*† at 31 Dec 06 £000	Other pension costs to the company over the period £000[3]	Other allowances in lieu of pension £000[4]	Other pension related benefit costs £000[5]
Marjorie Scardino	59	(0.5)	3.7	34.6	31.7	(2.9)	(0.7)	(6.0)	552.4	–	33.1
David Bell	60	28.7	283.3	4,085.0	5,022.6	916.3	19.6	326.4	–	–	–
Rona Fairhead	45	4.0	18.5	100.9	138.6	32.4	3.5	21.0	30.6	91.7	–
Robin Freestone	48	–	–	–	–	–	–	–	32.5	66.3	–
John Makinson	52	18.5	188.0	1,762.1	2,095.3	327.9	12.4	132.8	–	–	4.2

*Less directors' contributions.

†Net of inflation.

Note 1 The accrued pension at 31 December 2006 is that which would become payable from normal retirement age if the member left service at 31 December 2006. For Marjorie Scardino it relates only to the pension from the US Plan and there is a decrease because of exchange rate changes over the year. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate.

Note 2 The UK transfer values at 31 December 2006 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For the US SERP, transfer values are calculated using a discount rate equivalent to current US government long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 3 For UK benefits, this column comprises employer contributions to the Money Purchase 2003 section of the Pearson Group Pension Plan in the case of Robin Freestone and to FURBS to 5 April 2006 in the case of Rona Fairhead and Robin Freestone. For US benefits, it includes company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans.

Note 4 This column comprises cash allowance paid in lieu of pension benefits above the plan earnings cap from April 2006.

Note 5 This column comprises life cover and long-term disability insurance not covered by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 06 (or date of appointment if later)	Ordinary shares at 31 Dec 06 (or date of leaving if earlier)
Glen Moreno	100,000	110,000
Marjorie Scardino	184,889	216,777
David Arculus (appointed 28 February 2006)	–	1,065
David Bell	103,158	122,962
Terry Burns	5,739	7,097
Patrick Cescau	–	2,758
Rona Fairhead	43,209	62,593
Robin Freestone (appointed 12 June 2006)	2,061	2,089
Susan Fuhrman	2,318	3,830
Ken Hydon (appointed 28 February 2006)	5,000	6,065
John Makinson	149,466	172,872
Reuben Mark (resigned 21 April 2006)	16,546	16,908
Vernon Sankey (resigned 21 April 2006)	5,285	5,563
Rana Talwar	13,103	17,728

Note 1 Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 At 31 December 2006, 8,761,458 Pearson ordinary shares of 25p each (and 8,753,437 at 23 February 2007) were held in the Pearson Employee Share Ownership Trust. Of these, the executive directors of the company, as possible beneficiaries, are deemed to be interested in 3,520,843 at 31 December 2006 and 23 February 2007.

Note 3 At 31 December 2006, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described in this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2006 was 771.5p per share and the range during the year was 670.5p to 810.5p.

Table 4: Movements in directors' interests in restricted shares
Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2006 have vested and are held pending release.

Date of award		1 Jan 06	Awarded	Released	Lapsed	31 Dec 06	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Marjorie Scardino										
a	11/5/01	14,181		14,181		0	1438.5p	11/5/06	11/5/06	765.0p
b	9/5/01	9,764		9,764		0	1421.0p	9/5/04	10/5/06	764.0p
b	16/12/02	301,700				301,700	638.5p	28/6/05		
b	26/9/03	144,240		24,040		120,200	582.0p	26/9/06	26/9/06	755.0p
b*	21/12/04	277,420			69,355	208,065	613.0p	21/12/07		
b	21/12/04	138,710				138,710	613.0p	21/12/07		
b	23/09/05	450,000				450,000	655.0p	23/9/08		
b	13/10/06	0	450,000			450,000	767.5p	13/10/09		
Total		1,336,015	450,000	47,985	69,355	1,668,675				
David Bell										
a	11/5/01	6,371		6,371		0	1438.5p	11/5/06	11/5/06	765.0p
a*	17/4/03	3,052				3,052	541.0p	17/4/06		
a	17/4/03	3,053				3,053	541.0p	17/4/08		
a*	16/4/04	2,251				2,251	652.0p	16/4/07		
a	16/4/04	2,252				2,252	652.0p	16/4/09		
b	9/5/01	3,842		3,842		0	1421.0p	9/5/04	10/5/06	764.0p
b	16/12/02	133,065				133,065	638.5p	28/6/05		
b	26/9/03	98,880		16,480		82,400	582.0p	26/9/06	26/9/06	755.0p
b*	21/12/04	110,042			27,511	82,531	613.0p	21/12/07		
b	21/12/04	55,021				55,021	613.0p	21/12/07		
b	23/09/05	170,000				170,000	655.0p	23/9/08		
b	13/10/06	0	125,000			125,000	767.5p	13/10/09		
Total		587,829	125,000	26,693	27,511	658,625				

Table 4: Movements in directors' interests in restricted shares continued
Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2006 have vested and are held pending release.

Date of award		1 Jan 06	Awarded	Released	Lapsed	31 Dec 06	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Rona Fairhead										
a*	19/4/02	466				466	892.0p	19/4/05		
a*	19/4/02	467				467	892.0p	19/4/07		
a*	17/4/03	7,551				7,551	541.0p	17/4/06		
a	17/4/03	7,552				7,552	541.0p	17/4/08		
a*	16/4/04	2,573				2,573	652.0p	16/4/07		
a	16/4/04	2,573				2,573	652.0p	16/4/09		
a	15/4/05	19,746				19,746	631.0p	15/4/08		
a	12/4/06	0	16,101			16,101	776.2p	12/4/09		
b	16/12/02	133,065				133,065	638.5p	28/6/05		
b	26/9/03	98,880		16,480		82,400	582.0p	26/9/06	26/9/06	755.0p
b*	21/12/04	110,042			27,511	82,531	613.0p	21/12/07		
b	21/12/04	55,021				55,021	613.0p	21/12/07		
b	23/09/05	200,000				200,000	655.0p	23/9/08		
b	13/10/06	0	140,000			140,000	767.5p	13/10/09		
Total		637,936	156,101	16,480	27,511	750,046				
Robin Freestone										
a	12/4/06	0	3,435			3,435	776.2p	12/4/09		
b	24/9/04	5,000				5,000	609.0p	24/9/07		
b	23/9/05	20,000				20,000	655.0p	23/9/08		
b	13/10/06	0	125,000			125,000	767.5p	13/10/09		
Total		25,000	128,435	0	0	153,435				

Table 4: Movements in directors' interests in restricted shares continued

Date of award		1 Jan 06	Awarded	Released	Lapsed	31 Dec 06	Market value at date of award	Earliest release date	Date of release	Market value at date of release
John Makinson										
a	11/5/01	9,553		9,553		0	1438.5p	11/5/06	11/5/06	765.0p
a*	17/4/03	6,105				6,105	541.0p	17/4/06		
a	17/4/03	6,105				6,105	541.0p	17/4/08		
b	9/5/01	4,650		4,650		0	1421.0p	9/5/04	10/5/06	764.0p
b	16/12/02	172,400				172,400	638.5p	28/6/05		
b	26/9/03	98,880		16,480		82,400	582.0p	26/9/06	26/9/06	755.0p
b*	21/12/04	110,042			27,511	82,531	613.0p	21/12/07		
b	21/12/04	55,021				55,021	613.0p	21/12/07		
b	23/09/05	180,000				180,000	655.0p	23/9/08		
b	13/10/06	0	140,000			140,000	767.5p	13/10/09		
Total		642,756	140,000	30,683	27,511	724,562				
Total		3,229,536	999,536	121,841	151,888	3,955,343				

Note 1 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 2 No variations to the terms and conditions of plan interests were made during the year.

Note 3 The performance and other conditions that apply to outstanding awards under the annual bonus share matching plan and the long-term incentive plan and that have yet to be met were set out in the reports on directors' remuneration for the years in which they were granted.

Table 5: Movements in directors' interests in share options
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant	1 Jan 06	Granted	Exercised	Lapsed	31 Dec 06	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Marjorie Scardino											
a* 14/9/98	176,556				176,556	973.3p	14/9/01	14/9/08			
a* 14/9/98	5,660				5,660	1090.0p	14/9/01	14/9/08			
b 9/5/03	2,224		2,224		0	424.8p	1/8/06	1/2/07	18/10/06	774.0p	£7,766
c* 8/6/99	37,583				37,583	1372.4p	8/6/02	8/6/09			
c* 8/6/99	37,583				37,583	1647.5p	8/6/02	8/6/09			
c 8/6/99	37,583			37,583	0	1921.6p	8/6/02	8/6/09			
c 3/5/00	36,983				36,983	3224.3p	3/5/03	3/5/10			
d* 9/5/01	41,550				41,550	1421.0p	9/5/02	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/03	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/04	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/05	9/5/11			
Total	500,372	0	2,224	37,583	460,565						£7,766
David Bell											
a* 14/9/98	20,496				20,496	973.3p	14/9/01	14/9/08			
b 10/5/02	272			272	0	696.0p	1/8/05	1/2/06			
b 9/5/03	444		444		0	424.8p	1/8/06	1/2/07	1/8/06	723.5p	£1,326
b 30/4/04	1,142				1,142	494.8p	1/8/07	1/2/08			
b 6/5/05	373				373	507.6p	1/8/08	1/2/09			
b 5/5/06	297				297	629.6p	1/8/09	1/2/10			
c* 8/6/99	18,705				18,705	1372.4p	8/6/02	8/6/09			
c* 8/6/99	18,705				18,705	1647.5p	8/6/02	8/6/09			
c 8/6/99	18,705			18,705	0	1921.6p	8/6/02	8/6/09			
c 3/5/00	18,686				18,686	3224.3p	3/5/03	3/5/10			
d* 9/5/01	16,350				16,350	1421.0p	9/5/02	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/03	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/04	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/05	9/5/11			
Total	163,225	0	444	18,977	143,804						£1,326

Table 5: Movements in directors' interests in share options
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant		1 Jan 06	Granted	Exercised	Lapsed	31 Dec 06	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Rona Fairhead												
b	30/4/04	1,904				1,904	494.8p	1/8/07	1/2/08			
d*	1/11/01	20,000				20,000	822.0p	1/11/02	1/11/11			
d*	1/11/01	20,000				20,000	822.0p	1/11/03	1/11/11			
d*	1/11/01	20,000				20,000	822.0p	1/11/04	1/11/11			
Total		61,904	0	0	0	61,904						£0
Robin Freestone												
b	6/5/05	1,866				1,866	507.6p	1/8/08	1/2/09			
Total		1,866	0	0	0	1,866						£0
John Makinson												
a*	8/8/96	36,736		36,736		0	584.0p	8/8/99	8/8/06	2/8/06	733.0p	£54,737
a*	12/9/97	73,920				73,920	676.4p	12/9/00	12/9/07			
a*	14/9/98	30,576				30,576	973.3p	14/9/01	14/9/08			
b	9/5/03	4,178				4,178	424.8p	1/8/10	1/2/11			
c*	8/6/99	21,477				21,477	1372.4p	8/6/02	8/6/09			
c*	8/6/99	21,477				21,477	1647.5p	8/6/02	8/6/09			
c	8/6/99	21,477			21,477	0	1921.6p	8/6/02	8/6/09			
c	3/5/00	21,356				21,356	3224.3p	3/5/03	3/5/10			
d*	9/5/01	19,785				19,785	1421.0p	9/5/02	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/03	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/04	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/05	9/5/11			
Total		310,337	0	36,736	21,477	252,124						£54,737
Total		1,037,704	0	39,404	78,037	920,263						£63,829

Note 1 No variations to the terms and conditions of share options were made during the year.

Note 2 Each plan is described below.

a Executive – The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998.

All options that remain outstanding are exercisable (all performance conditions having already been met prior to 2005) and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, and John Makinson hold options under this plan. Details of these awards are set out in table 5 and itemised as a.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

David Bell, Rona Fairhead, Robin Freestone and John Makinson hold options under this plan. Details of these holdings are set out in table 5 and itemised as b.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999.

The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2006. The share price target for the seven-year tranche of PPOs granted in 1999 was not met in 2006 and the options lapsed. The share price target for the outstanding PPOs granted in 2000 has yet to be met. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2006.

All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, and John Makinson hold PPOs under this plan. Details of these awards are set out in table 5 and itemised as c.

d Long-term incentive – All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Rona Fairhead, and John Makinson are set out in table 5 itemised as d.

Note 3 In addition, Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.

Note 4 The market price on 31 December 2006 was 771.5p per share and the range during the year was 670.5p to 810.5p.

David Arculus, *Director, 9 March 2007*

Consolidated Income Statement
Year ended 31 December 2006

All figures in £ millions	Notes	2006	2005
Continuing operations			
Sales	2	4,137	3,808
Cost of goods sold	5	(1,917)	(1,787)
Gross profit		2,220	2,021
Operating expenses	5	(1,704)	(1,559)
Other net gains and losses	4	–	40
Share of results of joint ventures and associates	13	24	14
Operating profit	2	540	516
Finance costs	7	(133)	(132)
Finance income	7	59	62
Profit before tax		466	446
Income tax	8	(11)	(116)
Profit for the year from continuing operations		455	330
Profit for the year from discontinued operations	3	14	314
Profit for the year		469	644
Attributable to:			
Equity holders of the Company		446	624
Minority interest		23	20
Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)			
– basic	9	55.9p	78.2p
– diluted	9	55.8p	78.1p
Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)			
– basic	9	54.1p	38.9p
– diluted	9	54.0p	38.8p

Consolidated Statement of Recognised Income and Expense
Year ended 31 December 2006

All figures in £ millions	Notes	2006	2005
Net exchange differences on translation of foreign operations	27	(417)	327
Actuarial gains on defined benefit pension and post-retirement medical plans	24	107	26
Taxation on items charged to equity	8	12	12
Net (expense)/income recognised directly in equity		(298)	365
Profit for the year		469	644
Total recognised income and expense for the year		171	1,009
Attributable to:			
Equity holders of the Company		148	989
Minority interest		23	20
Effect of transition adjustment on adoption of IAS 39			
Attributable to:			
Equity holders of the Company		–	(12)

Consolidated Balance Sheet
As at 31 December 2006

All figures in £ millions	Notes	2006	2005
Assets			
Non-current assets			
Property, plant and equipment	11	348	384
Intangible assets	12	3,581	3,854
Investments in joint ventures and associates	13	20	36
Deferred income tax assets	14	417	385
Financial assets – Derivative financial instruments	16	36	79
Other financial assets	15	17	18
Other receivables	19	124	108
		4,543	4,864
Current assets			
Intangible assets – Pre-publication	17	402	426
Inventories	18	354	373
Trade and other receivables	19	953	1,031
Financial assets – Derivative financial instruments	16	50	4
Financial assets – Marketable securities		25	–
Cash and cash equivalents (excluding overdrafts)	20	592	902
		2,376	2,736
Non-current assets classified as held for sale	29	294	–
		2,670	2,736
Total assets		7,213	7,600

Consolidated Balance Sheet *Continued*
As at 31 December 2006

All figures in £ millions	Notes	2006	2005
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	21	(1,148)	(1,703)
Financial liabilities – Derivative financial instruments	16	(19)	(22)
Deferred income tax liabilities	14	(245)	(204)
Retirement benefit obligations	24	(250)	(389)
Provisions for other liabilities and charges	22	(29)	(31)
Other liabilities	23	(162)	(151)
		(1,853)	(2,500)
Current liabilities			
Trade and other liabilities	23	(998)	(974)
Financial liabilities – Borrowings	21	(595)	(256)
Current income tax liabilities		(74)	(104)
Provisions for other liabilities and charges	22	(23)	(33)
		(1,690)	(1,367)
Liabilities directly associated with non-current assets classified as held for sale	29	(26)	–
Total liabilities		(3,569)	(3,867)
Net assets		3,644	3,733
Equity			
Share capital	25	202	201
Share premium	25	2,487	2,477
Treasury shares	26	(189)	(153)
Other reserves	27	(592)	(175)
Retained earnings	27	1,568	1,214
Total equity attributable to equity holders of the Company		3,476	3,564
Minority interest		168	169
Total equity		3,644	3,733

These financial statements have been approved for issue by the board of directors on 9 March 2007 and signed on its behalf by

Robin Freestone, *Chief financial officer*

Consolidated Cash Flow Statement
Year ended 31 December 2006

All figures in £ millions	Notes	2006	2005
Cash flows from operating activities			
Cash generated from operations	31	621	653
Interest paid		(106)	(101)
Tax paid		(59)	(65)
Net cash generated from operating activities		456	487
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	28	(363)	(246)
Acquisition of joint ventures and associates		(4)	(7)
Purchase of property, plant and equipment (PPE)		(68)	(76)
Proceeds from sale of PPE	31	8	3
Purchase of intangible assets		(29)	(24)
Purchase of other financial assets		–	(2)
Disposal of subsidiaries, net of cash disposed	30	10	376
Disposal of joint ventures and associates		–	54
Interest received		24	29
Dividends received from joint ventures and associates		45	14
Net cash (used in)/generated from investing activities		(377)	121
Cash flows from financing activities			
Proceeds from issue of ordinary shares	25	11	4
Purchase of treasury shares	26	(36)	(21)
Proceeds from borrowings		84	–
Liquid resources acquired		(24)	–
Repayments of borrowings		(145)	(79)
Finance lease principal payments		(3)	(3)
Dividends paid to Company's shareholders	10	(220)	(205)
Dividends paid to minority interests		(15)	(17)
Net cash used in financing activities		(348)	(321)
Effects of exchange rate changes on cash and cash equivalents		(44)	13
Net (decrease)/increase in cash and cash equivalents		(313)	300
Cash and cash equivalents at beginning of year		844	544
Cash and cash equivalents at end of year	20	531	844

Independent Auditors' Report to the Members of Pearson plc

We have audited the Group and Company Financial Statements (together the 'Financial Statements') of Pearson plc for the year ended 31 December 2006. The Group Financial Statements comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related Notes to the Consolidated Financial Statements. The Company Financial Statements comprise the Company Balance Sheet, the Company Statement of Recognised Income and Expense, the Company Cash Flow Statement and the related Notes to the Company Financial Statements. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on Directors' Remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Review, Governance and Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Financial Statements and the part of the Report on Directors' Remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Financial Statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

We read other information contained in the Annual Review, Governance and Financial Statements and consider whether it is consistent with the audited Financial Statements. The other information comprises the Business Review, the Directors' Report, the unaudited part of the Report on Directors' Remuneration, and all other information referred to on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Report on Directors' Remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Report on Directors' Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Report on Directors' Remuneration to be audited.

Opinion

In our opinion:

- The Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- The Company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2006 and cash flows for the year then ended;
- The Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation; and
- The information given in the Directors' Report is consistent with the Financial Statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
9 March 2007

General information
Pearson plc (the Company) and its subsidiaries (together the Group) are involved in the provision of information for the educational sector, consumer publishing and business information.

The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 9 March 2007.

1 Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation
These consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.

(1) Interpretations and amendments to published standards effective in 2006 – The following amendments and interpretations to standards are mandatory for the Group's accounting periods beginning on or after 1 January 2006:

– IAS 21 'The Effects of Changes in Foreign Currency';

– IAS 39 (Amendment) 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions';

– IAS 39 (Amendment) 'The Fair Value Option';

– IAS 39 and IFRS 4 (Amendment) 'Financial Guarantee Contracts';

– IFRS 6 'Exploration for and Evaluation of Mineral Resources';

– IFRIC 4 'Determining whether an Arrangement contains a Lease';

– IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds';

– IFRIC 6 'Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment'.

Management assessed the relevance of these amendments and interpretations with respect to the Group's operations and concluded that they are not relevant or material to the Group.

(2) Standards, interpretations and amendments to published standards that are not yet effective – Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods. The Group has not early adopted any of the new pronouncements which are as follows:

– IFRS 7 'Financial Instruments: Disclosures' (effective from 1 January 2007). IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specific minimum disclosures about credit risk, liquidity risk and market risk.

– A complementary amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' (effective from 1 January 2007). The amendment to IAS 1 introduces disclosures about the level and the management of the capital of an entity.

1 Accounting policies *continued*

– IFRS 8 'Operating Segments' (effective 1 January 2009). IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments, revise explanations of the basis on which the segment information is prepared and provide reconciliations to the amounts recognised in the income statement and balance sheet.

Management is currently assessing the impact of IFRS 7, IFRS 8 and the complementary amendment to IAS 1 on the Group's financial statements.

In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group's operations:

– IFRIC 8 'Scope of IFRS 2' (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Group's accounts;

– IFRIC 10 'Interim Financial Reporting and Impairment' (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007;

– IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies' (effective for annual reporting periods beginning on or after 1 March 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the Group entities have a currency of a hyperinflationary economy as their functional currency, IFRIC 7 is not relevant to the Group's operations; and

– IFRIC 9 'Reassessment of Embedded Derivatives' (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group does not expect IFRIC 9 to have a material impact.

(3) Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

– Intangible assets:	Goodwill
– Intangible assets:	Pre-publication assets
– Royalty advances	
– Taxation	
– Employee benefits:	Retirement benefit obligations
– Revenue recognition.	

b. Consolidation

(1) Business combinations – The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired, after the identification of purchased intangible assets, is recorded as goodwill. See note 1e*(1)* for the accounting policy on goodwill.

1 Accounting policies *continued*

(2) Subsidiaries – Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

(3) Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost. The Group's investment in associates includes related goodwill.

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and an integral part of existing wholly owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c. Foreign currency translation

(1) Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

(2) Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(3) Group companies – The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

At the date of transition to IFRS the cumulative translation differences for foreign operations have been deemed to be zero. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.84 (2005: $1.81) and the year end rate was $1.96 (2005: $1.72).

d. Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold): 20–50 years

Buildings (leasehold): 50 years (or over the period of the lease if shorter)

Plant and equipment: 3–20 years

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

e. Intangible assets
(1) Goodwill – Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 12). Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units that are expected to benefit from the business combination in which the goodwill arose. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.

(2) Acquired software – Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight line basis over its estimated useful life of between three and five years.

(3) Internally developed software – Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and five years.

(4) Acquired intangible assets – Acquired intangible assets comprise publishing rights, customer lists and relationships, technology, trade names and trademarks. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using a depreciation method that reflects the pattern of their consumption.

(5) Pre-publication assets – Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication assets has been disclosed as part of the cash generated from operations in the cash flow statement (see note 31).

1 Accounting policies *continued*
The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 17.

f. Other financial assets
Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken through the income statement.

g. Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow moving and obsolete stock.

h. Royalty advances
Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off. The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.

i. Newspaper development costs
Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These costs are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

j. Cash and cash equivalents
Cash and cash equivalents in the cash flow statement include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

k. Share capital
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

l. Borrowings
Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value to reflect the hedged risk. Interest on borrowings is expensed as incurred.

m. Derivative financial instruments
Derivatives are initially recognised at fair value at the date of transition to IAS 39 (1 January 2005) or, if later, on the date a derivative is entered into. Derivatives are subsequently remeasured at their fair value. The fair value of derivatives has been determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.

Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised in finance income or finance costs in the income statement immediately.

n. Taxation
Current tax is recognised on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognised in equity.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

1 Accounting policies *continued*
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies.

o. Employee benefits
(1) Retirement benefit obligations – The liability in respect of defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods (actuarial gains and losses).

Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. The unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

(2) Other post-retirement obligations – The Group provides certain healthcare and life assurance benefits. The principal plans are unfunded. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology which is the same as that for defined benefit pension plans. The liabilities and costs relating to other post-retirement obligations are assessed annually by independent qualified actuaries.

(3) Share-based payments – The Group has a number of employee option and share plans. The fair value of options or shares granted is recognised as an employee expense after taking into account the Group's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p. Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

The Group recognises a provision for deferred consideration in the period that an acquisition is made and the Group becomes legally committed to making the payment.

The Group recognises a provision for integration and reorganisation costs in the period in which the Group becomes legally or constructively committed to making the payment.

1 Accounting policies *continued*

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.

q. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group. Revenue is recognised as follows:

Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.

Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Income from recharges of freight and other activities which are incidental to the normal revenue generating activities is included in other income.

r. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

1 Accounting policies *continued*

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

s. Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Company's shareholders. Interim dividends are recorded in the period in which they are approved and paid.

t. Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets held for sale are classified as discontinued operations in the income statement.

u. Trade receivables

Trade receivables are stated at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

2 Segment information

Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, the Group's primary segment reporting format is by business. The Group is organised into the following five business segments:

School – publisher, provider of testing and software services for primary and secondary schools;

Higher Education – publisher of textbooks and related course materials for colleges and universities;

Penguin – publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley;

FT Publishing – publisher of the *Financial Times*, other business newspapers, magazines and specialist information;

Interactive Data Corporation (IDC) – provider of financial and business information to financial institutions and retail investors.

The remaining business group, Professional, brings together a number of education publishing, testing and services businesses that publish texts, reference and interactive products for industry professionals and does not meet the criteria for classification as a 'segment' under IFRS. For more detail on the services and products included in each business segment refer to the Business Review.

2 Segment information *continued*

Primary reporting format – business segments

All figures in £ millions	Notes	School	Higher Education	Professional	Penguin	FT Publishing	IDC	Corporate	2006 Group
Continuing operations									
Sales (external)		1,455	795	341	848	366	332	–	4,137
Sales (inter-segment)		1	–	–	18	–	–	–	19
Operating profit before joint ventures and associates		161	161	36	58	18	82	–	516
Share of results of joint ventures and associates		6	–	1	–	17	–	–	24
Operating profit		167	161	37	58	35	82	–	540
Finance costs	7								(133)
Finance income	7								59
Profit before tax									466
Income tax	8								(11)
Profit for the year from continuing operations									455
Reconciliation to adjusted operating profit									
Operating profit		167	161	37	58	35	82	–	540
Adjustment to goodwill on recognition of pre-acquisition deferred tax		–	–	–	7	–	–	–	7
Amortisation of acquired intangibles		17	–	1	1	2	7	–	28
Other net gains and losses of associates		–	–	–	–	(4)	–	–	(4)
Other net finance costs of associates		–	–	–	–	(1)	–	–	(1)
Adjusted operating profit – continuing operations		184	161	38	66	32	89	–	570
Segment assets		2,684	1,347	580	954	317	314	703	6,899
Joint ventures	13	5	–	–	3	4	–	–	12
Associates	13	4	–	–	–	4	–	–	8
Assets – continuing operations		2,693	1,347	580	957	325	314	703	6,919
Assets – discontinued operations		–	–	294	–	–	–	–	294
Total assets		2,693	1,347	874	957	325	314	703	7,213
Total liabilities		(662)	(268)	(177)	(269)	(300)	(131)	(1,762)	(3,569)
Other segment items									
Capital expenditure	11, 12, 17	124	88	30	38	19	20	–	319
Depreciation	11	21	8	19	7	9	13	–	77
Amortisation	12, 17	117	78	21	34	4	7	–	261

2 Segment information *continued*

All figures in £ millions	Notes	School	Higher Education	Professional	Penguin	FT Publishing	IDC	Corporate	2005 Group
Continuing operations									
Sales (external)		1,295	779	301	804	332	297	–	3,808
Sales (inter-segment)		–	–	–	16	–	–	–	16
Operating profit before joint ventures and associates		138	156	24	60	49	75	–	502
Share of results of joint ventures and associates		4	–	1	–	9	–	–	14
Operating profit		142	156	25	60	58	75	–	516
Finance costs	7								(132)
Finance income	7								62
Profit before tax									446
Income tax	8								(116)
Profit for the year from continuing operations									330
Reconciliation to adjusted operating profit									
Operating profit		142	156	25	60	58	75	–	516
Amortisation of acquired intangibles		5	–	–	–	1	5	–	11
Other net gains and losses		–	–	–	–	(40)	–	–	(40)
Other net finance costs of associates		–	–	–	–	2	–	–	2
Adjusted operating profit – continuing operations		147	156	25	60	21	80	–	489
Segment assets		2,347	1,648	1,179	960	154	291	985	7,564
Joint ventures	13	6	–	–	2	4	–	–	12
Associates	13	6	–	–	–	18	–	–	24
Total assets		2,359	1,648	1,179	962	176	291	985	7,600
Total liabilities		(557)	(341)	(263)	(280)	(336)	(109)	(1,981)	(3,867)
Other segment items									
Capital expenditure	11, 12, 17	114	96	43	34	14	19	–	320
Depreciation	11	26	8	17	7	11	11	–	80
Amortisation	12, 17	91	78	20	24	3	5	–	221

In 2006, sales from the provision of goods were £3,117m (2005: £2,956m) and sales from the provision of services were £1,020m (2005: £852m). Sales from the Group's educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing, corporate training and management service businesses are classified as being from the provision of services.

2 Segment information *continued*

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm's length basis. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, marketable securities, borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 11, 12 and 17).

Property, plant and equipment and intangible assets acquired through business combinations were £173m (2005: £111m) (see notes 11, 12 and 17). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A.. This operation is disclosed as a discontinued operation in 2005 (see note 3). In December 2006 Pearson announced its intention to sell Pearson Government Solutions. This operation is disclosed as a discontinued operation (see note 3) and the assets and liabilities are classified as held for sale (see note 29).

Secondary reporting format – geographic segments

The Group's business segments are managed on a worldwide basis and operate in the following main geographic areas:

	Sales		Total assets		Capital expenditure	
All figures in £ millions	2006	2005	2006	2005	2006	2005
Continuing operations						
European countries	1,089	951	1,608	1,711	70	63
North America	2,642	2,451	4,908	5,476	231	242
Asia Pacific	298	300	327	325	12	13
Other countries	108	106	56	52	2	2
Total	4,137	3,808	6,899	7,564	315	320
Discontinued operations						
European countries	17	39	9	–	1	–
North America	257	266	281	–	2	–
Other countries	12	10	4	–	1	–
Total	286	315	294	–	4	–
Joint ventures and associates	–	–	20	36	–	–
Total	4,423	4,123	7,213	7,600	319	320

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received.

3 Discontinued operations

On 11 December 2006, Pearson announced that it had agreed to sell Pearson Government Solutions to Veritas Capital, a private equity firm. This operation is disclosed as discontinued and the assets and liabilities of Pearson Government Solutions have been reclassified to non-current assets held for sale (see notes 29 and 35).

Discontinued operations in 2005 also relate to the sale of Pearson's 79% interest in Recoletos Grupo de Communicación S.A..

3 Discontinued operations *continued*

An analysis of the results and cash flows of discontinued operations are as follows:

All figures in £ millions	2006 Pearson Government Solutions	2005 Pearson Government Solutions	2005 Recoletos	2005 Total
Sales	286	288	27	315*
Operating profit/(loss)	22	20	(3)	17
Net finance income	–	–	–	–
Profit/(loss) before tax	22	20	(3)	17
Attributable tax (expense)/benefit	(8)	(8)	1	(7)
Profit/(loss) after tax	14	12	(2)	10
Profit on disposal of discontinued operations before tax	–	–	306	306
Attributable tax expense	–	–	(2)	(2)
Profit for the year from discontinued operations	14	12	302	314
Operating cash flows	20	22	(6)	16
Investing cash flows	(8)	(13)	–	(13)
Financing cash flows	(1)	(1)	–	(1)
Total cash flows	11	8	(6)	2

4 Other net gains and losses

All figures in £ millions	2006	2005
Profit on sale of interest in MarketWatch	–	40

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations.

5 Operating expenses

All figures in £ millions	2006	2005
By function:		
Cost of goods sold	1,917	1,787
Operating expenses		
Distribution costs	299	292
Administrative and other expenses	1,504	1,351
Other income	(99)	(84)
Total operating expenses	1,704	1,559
Total	3,621	3,346

5 Operating expenses *continued*

All figures in £ millions	Notes	2006	2005
By nature:			
Utilisation of inventory	18	820	767
Depreciation of property, plant and equipment	11	71	76
Amortisation of intangible assets – pre-publication	17	210	192
Amortisation of intangible assets – other	12	48	26
Employee benefit expense	6	1,280	1,177
Operating lease rentals		125	111
Other property costs		121	84
Royalties expensed		360	363
Advertising, promotion and marketing		212	198
Information technology costs		90	81
Other costs		383	355
Other income		(99)	(84)
Total		3,621	3,346

During the year the Group obtained the following services from the Group's auditor:

All figures in £ millions	2006	2005
Audit services		
Fees payable to the Company's auditor for the audit of parent company and consolidated accounts	1	1
Non-audit services		
Fees payable to the Company's auditor and its associates for other services:		
– The audit of the Company's subsidiaries pursuant to legislation	4	3
– Other services pursuant to legislation	4	–
– Tax services	1	1
– Services relating to corporate finance transactions	1	1
– All other services	–	1
	11	7

'Other services pursuant to legislation' represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for reports under section 404 (S-404) of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) which are required for the first time in 2006.

'Services relating to corporate finance transactions' relate to a carve-out audit of Pearson Government Solutions in 2006. In 2005 this largely related to due diligence work at IDC.

'All other services' in 2005 relate to IFRS transition work and Sarbanes-Oxley section 404 compliance services.

Audit fees in relation to the IDC SEC filings have been entirely included in 'The audit of the Company's subsidiaries pursuant to legislation'. The audit fee relates to an integrated S-404 review and audit in which the audit work takes leverage from the results of S-404 testing. The fees for the S-404 review and the audit are not separate, therefore no IDC fees have been included in 'Other services pursuant to legislation'.

6 Employee information

All figures in £ millions	Notes	2006	2005
Employee benefit expense			
Wages and salaries (including termination benefits and restructuring costs)		1,080	993
Social security costs		111	100
Share-based payment costs	24	25	23
Pension costs – defined contribution plans	24	36	35
Pension costs – defined benefit plans	24	29	25
Other post-retirement benefits	24	(1)	1
		1,280	1,177

The details of the emoluments of the directors of Pearson plc are shown on pages 32 to 51 which form part of these financial statements.

Average number employed	2006	2005
School	11,064	10,133
Higher Education	4,368	4,196
Professional	3,754	3,809
Penguin	3,943	4,051
FT Publishing	2,285	1,952
IDC	2,200	1,956
Other	1,669	1,573
Continuing operations	29,283	27,670
Discontinued operations	5,058	4,533
	34,341	32,203

7 Net finance costs

All figures in £ millions	Notes	2006	2005
Interest payable		(117)	(98)
Finance costs re employee benefits	24	–	(7)
Net foreign exchange losses		(2)	(9)
Other losses on financial instruments in a hedging relationship:			
– fair value hedges		–	(1)
– net investment hedges		(2)	–
Other losses on financial instruments not in a hedging relationship:			
– derivatives		(12)	(17)
Finance costs		(133)	(132)
Interest receivable		23	21
Finance income re employee benefits	24	4	–
Net foreign exchange gains		21	21
Other gains on financial instruments in a hedging relationship:			
– fair value hedges		–	1
– net investment hedges		–	3
Other gains on financial instruments not in a hedging relationship:			
– amortisation of transitional adjustment on bonds		8	7
– derivatives		3	9
Finance income		59	62
Net finance costs		(74)	(70)
Analysed as:			
Net interest payable		(94)	(77)
Finance income/(costs) re employee benefits	24	4	(7)
Net finance costs reflected in adjusted earnings		(90)	(84)
Other net finance income		16	14
Total net finance costs		(74)	(70)

8 Income tax

All figures in £ millions	Notes	2006	2005
Current tax			
Charge in respect of current year		(88)	(68)
Recognition of previously unrecognised trading losses		23	–
Other adjustments in respect of prior years		35	(1)
Total current tax charge		(30)	(69)
Deferred tax			
In respect of timing differences		(73)	(66)
Recognition of previously unrecognised capital losses		76	–
Recognition of previously unrecognised trading losses		37	–
Other adjustments in respect of prior years		(21)	19
Total deferred tax benefit/(charge)	14	19	(47)
Total tax charge		(11)	(116)

8 Income tax *continued*

In 2006, the Group has recognised a deferred tax asset in relation to capital losses in the US which will be utilised on the sale of Pearson Government Solutions. Previously it had not been possible to foresee the utilisation of these losses prior to their expiry. In addition, due to improved trading performance and revised strategic plans together with the expected utilisation of US net operating losses in the Pearson Government Solutions sale, the Group has re-evaluated the likely utilisation of operating losses both in the US and UK and as a consequence has increased the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring tax benefit of £127m.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2006	2005
Profit before tax	466	446
Tax calculated at UK rate	(140)	(134)
Effect of overseas tax rates	(19)	(20)
Joint venture and associate income reported net of tax	7	5
Income not subject to tax	5	16
Expenses not deductible for tax purposes	(18)	(9)
Utilisation of previously unrecognised tax losses	7	11
Recognition of previously unrecognised tax losses	136	–
Unutilised tax losses	(3)	(3)
Prior year adjustments	14	18
Total tax charge	(11)	(116)
UK	(15)	(26)
Overseas	4	(90)
Total tax charge	(11)	(116)
Add back: tax benefit on other gains and losses	(4)	(4)
Add back: tax benefit on amortisation of acquired intangibles	(10)	(4)
Add back: tax charge on other finance income	5	3
Recognition of tax losses	(127)	–
Adjusted income tax charge – continuing operations	(147)	(121)
Adjusted income tax charge – discontinued operations	(8)	(7)
Total adjusted income tax charge	(155)	(128)
Tax rate reflected in adjusted earnings	30.9%	30.3%

The tax benefit/(charge) on items charged to equity is as follows:

All figures in £ millions	2006	2005
Deferred tax on share based payments	2	3
Deferred tax on net investment hedges	3	–
Deferred tax on actuarial gains and losses	9	–
Current tax on foreign exchange gains and losses	(2)	9
	12	12

9 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

Adjusted

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented.

The following items are excluded in the calculation of adjusted earnings:

Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within operating profit or represent the profit or loss on sale of a discontinued operation. Such profits and losses are considered to distort the performance of the Group.

Amortisation of acquired intangibles is the amortisation of intangible assets acquired through business combinations. The amortisation charge is not considered to be fully reflective of the underlying performance of the Group.

Other net finance income/costs are foreign exchange and other gains and losses that represent short-term fluctuations in market value and foreign exchange movements on transactions and balances that are no longer in a hedge relationship. These gains and losses are subject to significant volatility and may not be realised in due course as it is normally the intention to hold these instruments to maturity. Other net finance costs of Group companies are included in finance costs or finance income as appropriate. Other net finance costs of joint ventures and associates are included within the share of results of joint ventures and associates within operating profit.

Tax on the above items is excluded from adjusted earnings. The Company has also excluded tax benefits from the recognition of its tax losses which due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.

Minority interest for the above items is excluded from adjusted earnings.

The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

9 Earnings per share *continued*

All figures in £ millions	Notes	2006	2005
Earnings		446	624
Adjustments to exclude profit for the year from discontinued operations:			
Profit for the year from discontinued operations	3	(14)	(314)
Earnings – continuing operations		432	310
Earnings		446	624
Adjustments:			
Other gains and losses	4	–	(40)
Other gains and losses of associates		(4)	–
Adjustment to goodwill on recognition of pre-acquisition deferred tax	12	7	–
Amortisation of acquired intangibles	12	28	11
Other net finance (income)/costs of associates		(1)	2
Profit on sale of discontinued operations	3	–	(306)
Other net finance income	7	(16)	(14)
Taxation on above items		(9)	(3)
Recognition of tax losses		(127)	–
Minority interest share of above items		(3)	(2)
Adjusted earnings		321	272
Weighted average number of shares (millions)		798.4	797.9
Effect of dilutive share options (millions)		1.5	1.1
Weighted average number of shares (millions) for diluted earnings		799.9	799.0

	2006	2005
Earnings per share from continuing and discontinued operations		
Basic	55.9p	78.2p
Diluted	55.8p	78.1p
Earnings per share from continuing operations		
Basic	54.1p	38.9p
Diluted	54.0p	38.8p
Earnings per share from discontinued operations		
Basic	1.8p	39.3p
Diluted	1.8p	39.3p
Adjusted earnings per share	40.2p	34.1p

10 Dividends

All figures in £ millions	2006	2005
Final paid in respect of prior year 17p (2005: 15.7p)	136	125
Interim paid in respect of current year 10.5p (2005: 10p)	84	80
	220	205

The directors are proposing a final dividend in respect of the financial year ending 31 December 2006 of 18.8p per share which will absorb an estimated £151m of shareholders' funds. It will be paid on 11 May 2007 to shareholders who are on the register of members on 10 April 2007. These financial statements do not reflect this dividend.

11 Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost				
At 1 January 2005	280	604	13	897
Exchange differences	18	40	–	58
Transfers	–	13	–	13
Additions	32	41	1	74
Disposals	(5)	(28)	–	(33)
Acquisition through business combination	3	6	–	9
Reclassifications	–	7	(7)	–
At 31 December 2005	328	683	7	1,018
Exchange differences	(20)	(54)	–	(74)
Transfers	–	(11)	(1)	(12)
Additions	12	52	13	77
Disposals	(9)	(32)	–	(41)
Acquisition through business combination	9	12	–	21
Reclassifications	–	8	(8)	–
Transfer to non-current assets held for sale	(7)	(27)	–	(34)
At 31 December 2006	313	631	11	955

11 Property, plant and equipment *continued*

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation				
At 1 January 2005	(106)	(436)	–	(542)
Exchange differences	(7)	(33)	–	(40)
Charge for the year	(17)	(63)	–	(80)
Disposals	–	30	–	30
Acquisition through business combination	–	(2)	–	(2)
At 31 December 2005	(130)	(504)	–	(634)
Exchange differences	10	41	–	51
Transfers	–	5	–	5
Charge for the year	(17)	(60)	–	(77)
Disposals	4	27	–	31
Acquisition through business combination	–	(8)	–	(8)
Transfer to non-current assets held for sale	5	20	–	25
At 31 December 2006	(128)	(479)	–	(607)
Carrying amounts				
At 1 January 2005	174	168	13	355
At 31 December 2005	198	179	7	384
At 31 December 2006	185	152	11	348

Depreciation expense of £18m (2005: £19m) has been included in the income statement in cost of goods sold, £6m (2005: £7m) in distribution expenses and £53m (2005: £54m) in administrative and other expenses. In 2006 £6m (2005: £4m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £4m (2005: £3m).

12 Intangible assets

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Cost						
At 1 January 2005	3,160	181	10	46	56	3,397
Exchange differences	345	15	2	4	6	366
Transfers	–	(13)	–	–	–	(13)
Additions	–	24	–	–	–	24
Disposals	(6)	(10)	–	–	–	(16)
Acquisition through business combination	155	–	56	33	89	244
At 31 December 2005	3,654	197	68	83	151	4,002
Exchange differences	(396)	(17)	(8)	(8)	(16)	(429)
Transfers	–	6	–	–	–	6
Additions	–	29	–	–	–	29
Disposals	(5)	(2)	–	–	–	(7)
Acquisition through business combination	246	4	36	117	153	403
Adjustment on recognition of pre-acquisition deferred tax	(7)	–	–	–	–	(7)
Transfer to non-current assets held for sale	(221)	(16)	–	–	–	(237)
At 31 December 2006	3,271	201	96	192	288	3,760

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Amortisation						
At 1 January 2005	–	(111)	–	(8)	(8)	(119)
Exchange differences	–	(10)	–	–	–	(10)
Charge for the year	–	(18)	(5)	(6)	(11)	(29)
Disposals	–	10	–	–	–	10
At 31 December 2005	–	(129)	(5)	(14)	(19)	(148)
Exchange differences	–	13	1	2	3	16
Transfers	–	(5)	–	–	–	(5)
Charge for the year	–	(23)	(11)	(17)	(28)	(51)
Disposals	–	1	–	–	–	1
Acquisition through business combination	–	(1)	–	–	–	(1)
Transfer to non-current assets held for sale	–	9	–	–	–	9
At 31 December 2006	–	(135)	(15)	(29)	(44)	(179)
Carrying amounts						
At 1 January 2005	3,160	70	10	38	48	3,278
At 31 December 2005	3,654	68	63	69	132	3,854
At 31 December 2006	3,271	66	81	163	244	3,581

12 Intangible assets *continued*

Other intangibles acquired include customer lists and relationships, software rights, technology, trade names and trademarks. Amortisation of £4m (2005: £4m) is included in the income statement in cost of goods sold and £47m (2005: £25m) in administrative and other expenses. In 2006 £3m of software amortisation (2005: £3m) relates to discontinued operations.

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to the Group's cash-generating units identified according to the business segment. Goodwill has been allocated as follows:

All figures in £ millions	Notes	2006	2005
Higher Education		780	903
School Book		683	714
School Assessment and Testing		342	310
School Technology		356	408
Other Assessment and Testing		490	531
Other Government Solutions		–	249
Other Book		56	57
Pearson Education total		2,707	3,172
Penguin US		156	179
Penguin UK		114	114
Pearson Australia		44	47
Penguin total		314	340
IDC		149	138
Mergermarket	28	97	–
Other FT Publishing		4	4
FT Publishing total		101	4
Total goodwill – continuing operations		3,271	3,654
Goodwill held for sale	29	221	–
Total goodwill		3,492	3,654

Goodwill has been allocated for impairment purposes to 13 cash-generating units. The recoverable amount of each cash-generating unit is based on value in use calculations, with the exception of IDC which is assessed on a market value basis. Goodwill is tested for impairment annually. Following a review in 2006, the allocation of corporate items has been revised. The 2005 comparative has been revised accordingly.

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate – The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash-generating unit. The average pre-tax discount rates used are in the range of 10.3% to 11.9% for the Pearson Education businesses, 7.8% to 10.3% for the Penguin businesses and 10.5% to 11.0% for the FT Publishing businesses.

12 Intangible assets *continued*

Perpetuity growth rates – The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the cash-generating unit operates and reflect the long-term growth prospects of the sectors in which the cash-generating unit operates. The perpetuity growth rates used vary between 2.5% and 3.5%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates – The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash-generating unit. Historically, such forecasts have been reasonably accurate.

The valuation of IDC is determined using an observable market price for each share. Other than goodwill there are no intangible assets with indefinite lives.

13 Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2006	2005
At beginning of year	12	14
Exchange differences	(3)	(3)
Share of profit/(loss) after tax	3	(1)
Dividends	(4)	(4)
Additions and further investment	4	6
At end of year	12	12

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The aggregate of the Group's share in its joint ventures, none of which are individually significant, are as follows:

All figures in £ millions	2006	2005
Assets		
Non-current assets	3	3
Current assets	24	26
Liabilities		
Current liabilities	(15)	(17)
Net assets	12	12
Income	52	46
Expenses	(49)	(47)
Profit/(loss) after income tax	3	(1)

13 Investments in joint ventures and associates *continued*

Associates

All figures in £ millions	2006	2005
At beginning of year	24	33
Exchange differences	(1)	–
Share of profit after tax	21	15
Dividends	(41)	(10)
Disposals	–	(14)
Distribution from associate in excess of carrying value	5	–
At end of year	8	24

There is no acquisition goodwill relating to the Group's investments in associates.

The Group's interests in its principal associates, all of which are unlisted, were as follows:

2006 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	64	(64)	122	18
Other			28	(20)	48	3
Total			92	(84)	170	21

2005 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	79	(67)	105	12
Other			42	(30)	49	3
Total			121	(97)	154	15

The interest held in associates is equivalent to voting rights.

14 Deferred income tax

All figures in £ millions	2006	2005
Deferred tax assets		
Deferred tax assets to be recovered after more than 12 months	288	343
Deferred tax assets to be recovered within 12 months	129	42
	417	385
Deferred tax liabilities		
Deferred tax liabilities to be settled after more than 12 months	(245)	(204)
Deferred tax liabilities to be settled within 12 months	–	–
	(245)	(204)
Net deferred tax	172	181

Deferred tax assets to be recovered within 12 months relate to the utilisation of losses in the US. Included within the losses to be utilised in 2007 are capital and operating losses of £93m which it is anticipated will be utilised on the sale of Pearson Government Solutions.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred tax assets at 31 December 2006 in respect of UK losses of £35m and has not recognised a deferred tax asset amounting to £47m on the net pension deficit on UK plans on the basis that it is not sufficiently certain that suitable future profits will arise against which to offset the liability. None of these unrecognised deferred tax assets have expiry dates associated with them.

The recognition of the deferred tax assets is supported by management's forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2006	2005
At beginning of year		181	220
Transition adjustment on adoption of IAS 39		–	5
Exchange differences		(16)	21
Acquisition through business combination	28	(26)	(21)
Income statement release/(charge)	8	19	(47)
Tax benefit to equity		14	3
At end of year		172	181

14 Deferred income tax *continued*

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Capital losses	Trading losses	Goodwill and intangibles	Other	Total
Deferred income tax assets					
At 1 January 2005	–	150	37	172	359
Transition adjustment on adoption of IAS 39	–	–	–	5	5
Exchange differences	–	16	4	18	38
Acquisition through business combination	–	–	–	1	1
Transfer between current and deferred taxation	–	–	–	23	23
Income statement charge	–	(32)	(6)	(6)	(44)
Tax benefit to equity	–	–	–	3	3
At 31 December 2005	–	134	35	216	385
Exchange differences	–	(17)	(4)	(21)	(42)
Income statement release/(charge)	76	12	(6)	(19)	63
Tax benefit to equity	–	–	–	11	11
At 31 December 2006	76	129	25	187	417

Other deferred tax assets include temporary differences on inventory, sales returns and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities			
At 1 January 2005	(59)	(80)	(139)
Exchange differences	(8)	(9)	(17)
Acquisition through business combination	(24)	2	(22)
Transfer between current and deferred taxation	–	(23)	(23)
Income statement (charge)/release	(26)	23	(3)
At 31 December 2005	(117)	(87)	(204)
Exchange differences	15	11	26
Acquisition through business combination	(20)	(6)	(26)
Income statement charge	(27)	(17)	(44)
Tax benefit to equity	–	3	3
At 31 December 2006	(149)	(96)	(245)

Other deferred tax liabilities include temporary differences in respect of depreciation and royalty advances.

15 Other financial assets

All figures in £ millions	2006	2005
At beginning of year	18	15
Exchange differences	(1)	1
Additions	–	4
Disposals	–	(2)
At end of year	17	18

Other financial assets comprise non-current unlisted securities.

16 Derivative financial instruments

The Group's approach to the management of financial risks is set out on pages 21 to 23 of these financial statements. The Group's outstanding derivative financial instruments are as follows:

			2006
All figures in £ millions	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	953	20	(17)
Interest rate derivatives – not in a hedge relationship	1,026	9	(2)
Cross currency rate derivatives – in a net investment hedge relationship	230	40	–
Cross currency rate derivatives – not in a hedge relationship	180	17	–
Total	2,389	86	(19)
Analysed as expiring:			
In less than one year	976	50	–
Later than one year and not later than five years	1,005	26	(4)
Later than five years	408	10	(15)
Total	2,389	86	(19)

			2005
All figures in £ millions	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,109	31	(16)
Interest rate derivatives – not in a hedge relationship	1,330	18	(6)
Cross currency rate derivatives – in a net investment hedge relationship	230	13	–
Cross currency rate derivatives – not in a hedge relationship	180	21	–
Total	2,849	83	(22)
Analysed as expiring:			
In less than one year	250	4	–
Later than one year and not later than five years	1,823	57	(8)
Later than five years	776	22	(14)
Total	2,849	83	(22)

16 Derivative financial instruments *continued*

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2006, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(247)m, euro £157m and sterling £157m (2005: US dollar £(269)m, euro £166m and sterling £164m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2006 range from 3.02% to 7.00% (2005: 3.02% to 7.23%) and the floating rates are based on LIBOR in US dollar, sterling and euro (EURIBOR).

The Group's portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility.

The following sensitivity analysis of derivative financial instruments to interest rate movements is based on the assumption of a 1% change in interest rates for all currencies and maturities, with all other variables held constant.

			2006
All figures in £ millions	Net carrying amount	1% rate increase	1% rate decrease
Interest rate derivatives – in a fair value hedge relationship	3	(28)	31
Interest rate derivatives – not in a hedge relationship	7	1	(1)
Cross currency rate derivatives – in a net investment hedge relationship	40	–	–
Cross currency rate derivatives – not in a hedge relationship	17	(1)	1
Total	67	(28)	31
Effect of fair value hedge accounting	–	28	(31)
Sensitivity after the application of hedge accounting	67	–	–

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group's consolidated total equity.

At the year end the Group held an amount of £29m equivalent as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2006, owed to the Group by a counterparty for a set of three related rate derivatives. Under these derivatives the Group is due to exchange \$209m for €204m at the beginning of February 2007, with the repayment of the €591m bond. There are no restrictions on the Group's use of these funds, which have been recorded in borrowings as a current bank loan.

In accordance with IAS 39 'Financial Instruments: Recognition and Measurement', the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17 Intangible assets – Pre-publication

All figures in £ millions	2006	2005
Cost		
At beginning of year	1,357	1,109
Exchange differences	(148)	112
Transfers	6	–
Additions	213	222
Disposals	(280)	(113)
Acquisition through business combination	4	27
At end of year	1,152	1,357
Amortisation		
At beginning of year	(931)	(753)
Exchange differences	111	(87)
Charge for the year	(210)	(192)
Disposals	280	113
Acquisition through business combination	–	(12)
At end of year	(750)	(931)
Carrying amounts		
At end of year	402	426

Included in the above are pre-publication assets amounting to £243m (2005: £261m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2006 and 2005.

18 Inventories

All figures in £ millions	2006	2005
Raw materials	26	23
Work in progress	28	43
Finished goods	300	307
	354	373

The cost of inventories, all relating to continuing operations, recognised as an expense and included in the income statement in cost of goods sold amounted to £820m (2005: £767m). In 2006 £46m (2005: £42m) of inventory provisions were charged in the income statement. None of the inventory is pledged as security.

19 Trade and other receivables

All figures in £ millions	2006	2005
Current		
Trade receivables	768	825
Royalty advances	91	124
Prepayments and accrued income	34	38
Other receivables	58	42
Receivables from related parties	2	2
	953	1,031
Non-current		
Royalty advances	80	67
Prepayments and accrued income	4	4
Other receivables	40	37
	124	108

Trade receivables are stated net of provisions for bad and doubtful debts and anticipated future sales returns of £284m (2005: £313m). The carrying amounts are stated at their fair value. Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

20 Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2006	2005
Cash at bank and in hand	421	393
Short-term bank deposits	171	509
	592	902

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2006 the currency split of cash and cash equivalents is US dollars 31% (2005: 31%), sterling 35% (2005: 38%), euros 21% (2005: 24%) and other 13% (2005: 7%).

Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2006	2005
Cash and cash equivalents	592	902
Bank overdrafts	(61)	(58)
	531	844

21 Financial liabilities – Borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2006	2005
Non-current		
6.125% Euro Bonds 2007 (nominal amount €591m)	–	436
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	107
4.7% US Dollar Bonds 2009 (nominal amount $350m)	178	203
7% Global Dollar Bonds 2011 (nominal amount $500m)	266	307
7% Sterling Bonds 2014 (nominal amount £250m)	251	250
5.7% US Dollar Bonds 2014 (nominal amount $400m)	206	238
4.625% US Dollar notes 2018 (nominal amount $300m)	139	161
Finance lease liabilities	3	1
	1,148	1,703
Current		
Due within one year or on demand:		
Bank loans and overdrafts	173	102
7.375% US Dollar notes 2006	–	152
6.125% Euro Bonds 2007 (nominal amount €591m)	421	–
Finance lease liabilities	1	2
	595	256
Total borrowings	1,743	1,959

Included in the non-current borrowings above is £12m of accrued interest (2005: £35m).
Included in the current borrowings above is £22m of accrued interest (2005: £3m).

All of the Group's borrowings are unsecured. In respect of finance lease obligations (2006: £4m; 2005: £3m) the rights to the leased asset revert to the lessor in the event of default.

The maturity of the Group's non-current borrowing is as follows:

All figures in £ millions	2006	2005
Between one and two years	107	437
Between two and five years	445	310
Over five years	596	956
	1,148	1,703

As at 31 December 2006 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Total	One year	One to five years	More than five years
Carrying value of borrowings	1,743	595	552	596
Effect of rate derivatives	–	629	(221)	(408)
	1,743	1,224	331	188

21 Financial liabilities – Borrowings *continued*

The carrying amounts and market values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2006	Market value 2006	Carrying amount 2005	Market value 2005
6.125% Euro Bonds 2007	6.18%	–	–	436	419
10.5% Sterling Bonds 2008	10.53%	105	106	107	113
4.7% US Dollar Bonds 2009	4.86%	178	176	203	200
7% Global Dollar Bonds 2011	7.16%	266	269	307	310
7% Sterling Bonds 2014	7.20%	251	265	250	282
5.7% US Dollar Bonds 2014	5.88%	206	203	238	234
4.625% US Dollar notes 2018	4.69%	139	135	161	155
Finance lease liabilities	n/a	3	3	1	1
		1,148	1,157	1,703	1,714

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

All figures in £ millions	2006	2005
US dollar	966	1,165
Sterling	356	357
Euro	421	437
	1,743	1,959

The maturity of the Group's finance lease obligations is as follows:

All figures in £ millions	2006	2005
Finance lease liabilities – minimum lease payments		
Not later than one year	1	2
Later than one year and not later than five years	3	1
Later than five years	–	–
Future finance charges on finance leases	–	–
Present value of finance lease liabilities	4	3

The present value of finance lease liabilities is as follows:

All figures in £ millions	2006	2005
Not later than one year	1	2
Later than one year and not later than five years	3	1
Later than five years	–	–
	4	3

The carrying amount of the Group's lease obligations approximates their fair value.

21 Financial liabilities – Borrowings *continued*

The Group has the following undrawn committed borrowing facilities as at 31 December:

All figures in £ millions	2006	2005
Floating rate		
– expiring within one year	–	–
– expiring beyond one year	894	786
	894	786

During the year, the Group renegotiated its revolving credit facility which increased the amount and extended the maturity date.

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

22 Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Integration	Re-organisations	Leases	Other	Total
At 1 January 2006	26	3	5	12	18	64
Exchange differences	–	–	–	(2)	(2)	(4)
Charged to consolidated income statement						
– Additional provisions	–	–	1	4	7	12
– Unused amounts reversed	(9)	–	(2)	–	(4)	(15)
On acquisition	17	–	–	–	3	20
Utilised during year	(9)	(1)	(3)	(2)	(10)	(25)
At 31 December 2006	25	2	1	12	12	52

All figures in £ millions	2006	2005
Analysis of provisions		
Non-current	29	31
Current	23	33
	52	64

Deferred consideration – Additional deferred consideration of £17m was incurred during the year relating to the acquisition of Mergermarket.

Lease commitments – These relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23 Trade and other liabilities

All figures in £ millions	2006	2005
Trade payables	343	348
Social security and other taxes	18	21
Accruals	345	363
Deferred income	276	237
Other liabilities	178	156
	1,160	1,125
Less: non-current portion		
Accruals	24	15
Deferred income	47	51
Other liabilities	91	85
	162	151
Current portion	998	974

The carrying value of the Group's trade and other liabilities approximates their fair value.

The deferred income balances comprise:

- multi-year obligations to deliver workbooks to adoption customers in school businesses;
- advance payments in contracting businesses;
- subscription income in school, newspaper and market pricing businesses; and
- advertising income relating to future publishing days in newspaper businesses.

24 Employee benefits

Retirement benefit obligations

The Group operates a number of retirement benefit plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans' assets being held independently of the Group. Retirement benefit costs are assessed in accordance with the advice of independent qualified actuaries. The UK Group plan is a hybrid plan with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution plans, principally overseas.

The most recent actuarial valuation of the UK Group plan was completed as at 1 January 2006.

The principal assumptions used for the UK Group plan are shown below. Weighted average assumptions have been shown for the other plans.

%	2006 UK Group plan	2006 Other plans	2005 UK Group plan	2005 Other plans
Inflation	3.00	2.91	2.80	2.95
Expected rate of increase in salaries	4.70	4.37	4.50	4.43
Expected rate of increase for pensions in payment and deferred pensions	2.10 to 4.60	–	2.50 to 4.00	–
Rate used to discount plan liabilities	5.20	5.70	4.85	5.54
Expected return on assets	6.40	7.18	6.40	7.31

Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory. In 2006, the Group used the PMFA92 (medium-cohort) series mortality tables for the UK Group plan modified for age-rating adjustments to recalibrate the tables against observed experience of the plan, and allowing for the future improvement effect from the medium cohort approach.

The remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows for the UK Group plan:

	2006	2005
Male	20.9	19.5
Female	21.3	21.5

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, is as follows for the UK Group plan:

	2006	2005
Male	22.2	20.2
Female	22.5	22.1

24 Employee benefits *continued*

The amounts recognised in the income statement are as follows:

All figures in £ millions	UK Group plan	Defined benefit other	Sub total	Defined contribution	2006 Total
Current service cost	27	2	29	36	65
Total operating costs	27	2	29	36	65
Expected return on plan assets	(85)	(7)	(92)	–	(92)
Interest on pension scheme liabilities	78	7	85	–	85
Net finance income	(7)	–	(7)	–	(7)
Net income statement charge	20	2	22	36	58
Actual return on plan assets	153	13	166	–	166

All figures in £ millions	UK Group plan	Defined benefit other	Sub total	Defined contribution	2005 Total
Current service cost	25	2	27	35	62
Curtailments	–	(2)	(2)	–	(2)
Total operating costs	25	–	25	35	60
Expected return on plan assets	(75)	(6)	(81)	–	(81)
Interest on pension scheme liabilities	79	6	85	–	85
Net finance costs	4	–	4	–	4
Net income statement charge	29	–	29	35	64
Actual return on plan assets	214	7	221	–	221

The total operating charge is included in administrative and other expenses.

24 Employee benefits *continued*

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2006 UK Group plan	2006 Other funded plans	2006 Other unfunded plans	2006 Total	2005 UK Group plan	2005 Other funded plans	2005 Other unfunded plans	2005 Total
Fair value of plan assets	1,528	105	–	1,633	1,390	110	–	1,500
Present value of defined benefit obligation	(1,683)	(115)	(12)	(1,810)	(1,661)	(131)	(11)	(1,803)
Net pension liability	(155)	(10)	(12)	(177)	(271)	(21)	(11)	(303)
Other post-retirement medical benefit obligation				(48)				(60)
Other pension accruals				(25)				(26)
Total retirement benefit obligations				(250)				(389)

The following gains/(losses) have been recognised in the statement of recognised income and expense:

All figures in £ millions	2006	2005
Amounts recognised for defined benefit plans	102	21
Amounts recognised for post-retirement medical benefit plans	5	5
Total recognised in year	107	26
Cumulative amounts recognised	44	(63)

The fair value of plan assets comprises the following:

%	2006 UK Group plan	2006 Other funded plans	2006 Total	2005 UK Group plan	2005 Other funded plans	2005 Total
Equities	46.6	3.9	50.5	47.4	4.3	51.7
Bonds	23.8	2.1	25.9	24.7	2.0	26.7
Properties	9.2	–	9.2	8.9	–	8.9
Other	14.0	0.4	14.4	11.7	1.0	12.7

The plan assets do not include any of the Group's own financial instruments, nor any property occupied by the Group.

24 Employee benefits *continued*

Changes in the values of plan assets and liabilities are as follows:

All figures in £ millions	2006 UK Group plan	2006 Other	2006 Total	2005 UK Group plan	2005 Other	2005 Total
Fair value of plan assets						
Opening fair value of plan assets	1,390	110	1,500	1,198	82	1,280
Exchange differences	–	(12)	(12)	–	9	9
Expected return on plan assets	85	7	92	75	6	81
Actuarial gains and losses	68	6	74	139	1	140
Contributions by employer	43	2	45	35	10	45
Contributions by employee	7	–	7	6	–	6
Benefits paid	(65)	(8)	(73)	(63)	(6)	(69)
Acquisition through business combination	–	–	–	–	8	8
Closing fair value of plan assets	1,528	105	1,633	1,390	110	1,500
Present value of defined benefit obligation						
Opening defined benefit obligation	(1,661)	(142)	(1,803)	(1,502)	(113)	(1,615)
Exchange differences	–	15	15	–	(12)	(12)
Current service cost	(27)	(2)	(29)	(25)	(2)	(27)
Curtailment	–	–	–	–	2	2
Interest cost	(78)	(7)	(85)	(79)	(6)	(85)
Actuarial gains and losses	25	3	28	(112)	(7)	(119)
Contributions by employee	(7)	–	(7)	(6)	–	(6)
Benefits paid	65	8	73	63	6	69
Acquisition through business combination	–	(2)	(2)	–	(10)	(10)
Closing defined benefit obligation	(1,683)	(127)	(1,810)	(1,661)	(142)	(1,803)

24 Employee benefits *continued*

The history of the defined benefit plans is as follows:

All figures in £ millions	2006	2005	2004	2003
Fair value of plan assets	1,633	1,500	1,280	1,164
Present value of defined benefit obligation	(1,810)	(1,803)	(1,615)	(1,454)
Net pension liability	(177)	(303)	(335)	(290)
Experience adjustments on plan assets	74	140	67	88
Experience adjustments on plan liabilities	28	(119)	(127)	(113)

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

The Group expects to contribute approximately £150m to its defined benefit plans in 2007, which includes an additional contribution of £100m to the UK Group plan.

The effect of a one percentage point increase and decrease in the discount rate is as follows:

All figures in £ millions	2006 1% increase	2006 1% decrease
Effect on:		
(Decrease)/increase in defined benefit obligation	(242)	297

Other post-retirement obligations

The Group operates a number of post-retirement medical benefit plans, principally in the US. These plans are unfunded. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

The principal assumptions used are shown below:

%	2006	2005
Inflation	3.00	3.00
Initial rate of increase in healthcare rates	10.00	10.00
Ultimate rate of increase in healthcare rates	5.00	5.00
Rate used to discount scheme liabilities	5.85	5.60

The amounts recognised in the income statement are as follows:

All figures in £ millions	2006	2005
Current service cost	1	1
Past service cost	(2)	–
Total operating (income)/costs	(1)	1
Interest cost	3	3
Net income statement charge	2	4

The current and past service costs have been included in administrative and other expenses.

24 Employee benefits *continued*

All figures in £ millions	2006	2005
Opening defined benefit obligation	(60)	(58)
Exchange differences	8	(7)
Reclassifications	(3)	–
Current service cost	(1)	(1)
Past service cost	2	–
Interest cost	(3)	(3)
Benefits paid	4	4
Actuarial gains and losses	5	5
Closing defined benefit obligation	(48)	(60)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

All figures in £ millions	2006 1% increase	2006 1% decrease	2005 1% increase	2005 1% decrease
Effect on:				
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)	0.2	(0.2)
(Decrease)/increase in defined benefit obligation	(4.7)	5.1	(4.7)	4.1

Share-based payments
The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2006	2005
Pearson plans	18	13
IDC plans	7	10
Total share-based payment costs	25	23

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan – Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the third, fifth or seventh anniversary after grant lapse unconditionally.

24 Employee benefits *continued*

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Long-Term Incentive Plan – This plan was introduced in 2001 and renewed in 2006 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent on continuing service and/or upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in October 2006 vest dependent on relative shareholder return, return on invested capital and a combination of earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2006 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan – This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held more than three years and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for every one held after five years.

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.

The number and weighted average exercise prices of share options granted under the Group's plans are as follows:

	2006 Number of share options 000s	2006 Weighted average exercise price £	2005 Number of share options 000s	2005 Weighted average exercise price £
Outstanding at beginning of year	21,677	13.15	26,179	13.62
Granted during the year	837	6.30	606	4.92
Exercised during the year	(1,396)	5.36	(324)	6.01
Forfeited during the year	(1,828)	15.39	(4,352)	15.75
Expired during the year	(429)	6.72	(432)	9.17
Outstanding at end of year	18,861	13.36	21,677	13.15
Options exercisable at end of year	15,595	14.14	17,420	13.90

Options were exercised regularly throughout the year. The weighted average share price during the year was £7.45 (2005: £6.52). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

24 Employee benefits *continued*

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

Range of exercise prices £	2006 Number of share options 000s	2006 Weighted average contractual life Years	2005 Number of share options 000s	2005 Weighted average contractual life Years
0 – 5	1,649	1.94	2,773	2.32
5 – 10	5,254	3.85	5,555	4.57
10 – 15	7,638	3.63	8,237	4.64
15 – 20	1,050	2.88	1,168	3.81
20 – 25	424	3.19	930	3.80
>25	2,846	3.22	3,014	4.22
	18,861	3.42	21,677	4.19

In 2006 and 2005 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2006 Weighted average	2005 Weighted average
Fair value	£1.92	£2.41
Weighted average share price	£7.66	£6.54
Weighted average exercise price	£6.30	£5.08
Expected volatility	23.12%	35.47%
Expected life	4.0 years	4.1 years
Risk free rate	4.42%	4.48%
Expected dividend yield	3.52%	3.93%
Forfeiture rate	5.0%	6.3%

The expected volatility is based on the historic volatility of the Company's share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2006 Number of shares 000s	2006 Weighted average fair value £	2005 Number of shares 000s	2005 Weighted average fair value £
Annual Bonus Share Matching Plan	90	6.27	71	5.57
Long-Term Incentive Plan	3,585	6.96	3,987	5.05

24 Employee benefits *continued*

In 2005, the fair value of restricted shares awarded under the Annual Bonus Share Matching Plan and the Long-Term Incentive Plan was determined using a Black-Scholes model to reflect dividends foregone using a dividend yield of 3.85%. From 2006 onwards, participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. Following a review of the accounting policies for share-based payments in 2006, the restricted shares granted in 2006 under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant discounted by the dividend yield (3.66%) to take into account any dividends foregone. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally was determined using the share price at the date of grant. The number of shares to vest was adjusted based on historical experience to account for any potential forfeitures. Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

Subsidiary share option plans

IDC, a 62% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan In 2001, IDC adopted the 2001 Employee Stock Purchase Plan for all eligible employees worldwide. The 2001 Employee Stock Purchase Plan allows employees to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of IDC, as well as persons who provide consulting or other services to IDC. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of IDC. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2006 Number of share options 000s	2006 Weighted average exercise price $	2006 Weighted average exercise price £	2005 Number of share options 000s	2005 Weighted average exercise price $	2005 Weighted average exercise price £
Outstanding at beginning of year	10,068	15.16	8.37	9,832	13.46	7.36
Granted during the year	1,835	20.58	10.52	1,940	21.38	11.80
Exercised during the year	(1,252)	12.88	6.58	(1,412)	11.57	6.39
Forfeited during the year	(139)	19.02	9.72	(292)	16.86	9.31
Expired during the year	(6)	11.46	5.86	–	–	–
Outstanding at end of year	10,506	16.33	8.34	10,068	15.16	8.37
Options exercisable at end of year	6,547	14.11	7.21	6,052	12.58	6.94

24 Employee benefits *continued*

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

Range of exercise prices $	2006 Number of share options 000s	2006 Weighted average contractual life Years	2005 Number of share options 000s	2005 Weighted average contractual life Years
0 – 4.4	30	3.1	33	4.2
4.4 – 7.5	157	2.3	206	3.6
7.5 – 12	2,164	4.4	2,685	5.3
12 – 20	4,640	6.4	5,243	7.4
> 20	3,515	9.0	1,901	9.5
	10,506	6.8	10,068	5.4

During the year IDC granted the following shares under restricted share arrangements:

	2006 Number of shares 000s	2006 Weighted average fair value $	2006 Weighted average fair value £	2005 Number of shares 000s	2005 Weighted average fair value $	2005 Weighted average fair value £
2000 Long-Term Incentive Plan	196	20.82	10.64	148	20.57	11.35
2001 Employee Stock Purchase Plan	206	3.98	2.03	178	3.68	2.03

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant. The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan	
	2006 Weighted average	2005 Weighted average	2006 Weighted average	2005 Weighted average
Fair value	$6.57	$5.56	$3.98	$3.68
Weighted average share price	$20.58	$21.38	$15.58	$15.46
Weighted average exercise price	$20.58	$21.38	$15.58	$15.46
Expected volatility	25.90%	24.50%	18.32%	20.00%
Expected life	4.7 years	4.0 years	0.5 years	0.5 years
Risk free rate	4.56% to 5.11%	3.86%	3.66% to 5.22%	2.33%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of IDC's share price over the vesting term of the options.

25 Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2005	803,250	201	2,473
Issue of ordinary shares – share option schemes	770	–	4
At 31 December 2005	804,020	201	2,477
Issue of ordinary shares – share option schemes	2,089	1	10
At 31 December 2006	806,109	202	2,487

The total authorised number of ordinary shares is 1,190m shares (2005: 1,186m shares) with a par value of 25p per share (2005: 25p per share). All issued shares are fully paid. All shares have the same rights.

26 Treasury shares

	Pearson plc		IDC		Total
	Number of shares 000s	£m	Number of shares 000s	£m	£m
At 1 January 2005	4,623	105	3,145	27	132
Purchase of treasury shares	626	5	1,407	16	21
At 31 December 2005	5,249	110	4,552	43	153
Purchase of treasury shares	4,700	36	1,500	16	52
Release of treasury shares	(1,188)	(16)	–	–	(16)
At 31 December 2006	8,761	130	6,052	59	189

The Group holds its own shares in trust to satisfy its obligations under its restricted share plans (see note 24). These shares are held as treasury shares and have a par value of 25p per share.

IDC hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.2m (2005: £2.1m). The nominal value of IDC treasury shares amounts to £0.3m (2005: £0.3m).

At 31 December 2006 the market value of Pearson plc treasury shares was £67.6m (2005: £36.2m) and the market value of IDC treasury shares was £74.3m (2005: £60.2m).

27 Other reserves and retained earnings

All figures in £ millions	Notes	Translation reserve	Fair value reserve	Total other reserves	Retained earnings
At 1 January 2005		(491)	–	(491)	749
Net exchange differences on translation of foreign operations		327	–	327	–
Cumulative translation adjustment disposed		(14)	–	(14)	–
Profit for the year attributable to equity holders of the Company		–	–	–	624
Dividends paid to equity holders of the Company	10	–	–	–	(205)
Equity settled transactions	24	–	–	–	23
Actuarial gains on post-retirement plans	24	–	–	–	26
Taxation on items charged to equity	8	–	–	–	12
Transition adjustment on adoption of IAS 39		3	–	3	(15)
At 31 December 2005		(175)	–	(175)	1,214
Net exchange differences on translation of foreign operations		(417)	–	(417)	–
Profit for the year attributable to equity holders of the Company		–	–	–	446
Dividends paid to equity holders of the Company	10	–	–	–	(220)
Equity settled transactions	24	–	–	–	25
Actuarial gains on post-retirement plans	24	–	–	–	107
Treasury shares released under employee share plans	26	–	–	–	(16)
Taxation on items charged to equity	8	–	–	–	12
At 31 December 2006		(592)	–	(592)	1,568

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

28 Business combinations

On 30 September 2006, the Group acquired 100% of the voting rights of Mergermarket, a financial information company providing information to financial institutions, corporations and their advisers. In addition, several other businesses were acquired in the current year including Promissor, Paravia Bruno Mondadori (PBM), National Evaluation Systems (NES), PowerSchool and Chancery in the Education business and Quote.com in IDC. None of these other acquisitions were individually material to the Group. In 2005, the amounts shown below mainly relate to the acquisition of AGS Publishing.

The assets and liabilities arising from acquisitions are as follows:

All figures in £ millions	Notes	Mergermarket Carrying amount	Mergermarket Fair value adjs	Mergermarket Fair value	Other Fair value	2006 Total Fair value	2005 Total Fair value
Property, plant and equipment	11	1	–	1	12	13	7
Intangible assets	12	–	34	34	122	156	89
Intangible assets – Pre-publication	17	–	–	–	4	4	15
Inventories		–	–	–	14	14	10
Trade and other receivables		11	–	11	13	24	32
Cash and cash equivalents		14	–	14	14	28	3
Trade and other liabilities		(21)	–	(21)	(31)	(52)	(42)
Financial liabilities – Borrowings		–	–	–	(3)	(3)	–
Deferred income tax liabilities	14	–	(10)	(10)	(16)	(26)	(21)
Retirement benefit obligations	24	–	–	–	(2)	(2)	(2)
Provisions for other liabilities and charges	22	–	–	–	(3)	(3)	(1)
Equity minority interest		–	–	–	(9)	(9)	8
Net assets acquired at fair value		5	24	29	115	144	98
Goodwill				97	149	246	155
Total				126	264	390	253
Satisfied by:							
Cash				(109)	(273)	(382)	(249)
Deferred consideration				(17)	–	(17)	(5)
Net prior year adjustments				–	9	9	1
Total consideration				(126)	(264)	(390)	(253)
Book value of net assets acquired				5	43	48	58
Fair value adjustments				24	72	96	40
Fair value to the Group				29	115	144	98

The fair value adjustments relating to the acquisition of Mergermarket are provisional and will be finalised during 2007. They include the valuation of intangible assets and the related deferred tax effect. Adjustments to 2005 provisional fair values largely relate to the acquisition of AGS Publishing.

28 Business combinations *continued*

Net cash outflow on acquisition:

All figures in £ millions	2006	2005
Cash – Current year acquisitions	(382)	(249)
Deferred payments for prior year acquisitions and other items	(9)	–
Cash and cash equivalents acquired	28	3
Cash outflow on acquisition	(363)	(246)

The goodwill arising on the acquisition of Mergermarket is attributable to the profitability of the acquired business and the significant synergies expected to arise.

Mergermarket contributed £9m of sales and £2m to the Group's profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £15m to the Group's profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2006, Group sales for the period would have been £4,199m and profit before tax would have been £478m.

29 Non-current assets classified as held for sale

As described in note 3, on 11 December 2006 the Group announced the disposal of Pearson Government Solutions. This disposal was completed on 15 February 2007 (see note 35). The major classes of assets and liabilities comprising the operations classified as held for sale at the balance sheet date are as follows:

All figures in £ millions	Notes	2006
Property, plant and equipment	11	9
Intangible assets – Goodwill	12	221
Intangible assets – Other	12	7
Inventories		1
Trade and other receivables		56
Non-current assets classified as held for sale		294
Other liabilities		(26)
Liabilities directly associated with non-current assets classified as held for sale		(26)
Net assets classified as held for sale		268

30 Disposals

All figures in £ millions	2006	2005
Disposal of subsidiaries		
Property, plant and equipment	–	(48)
Investments in associates	–	(3)
Deferred income tax assets	–	8
Other financial assets	–	(2)
Inventories	–	(4)
Trade and other receivables	–	(59)
Trade and other liabilities	(1)	71
Provisions for other liabilities and charges	–	3
Cash and cash equivalents	–	(134)
Equity minority interests	(4)	54
Attributable goodwill	(5)	(104)
Currency translation adjustment	–	14
Net assets disposed of	(10)	(204)
Proceeds received	10	513
Costs	–	(3)
Profit on sale	–	306

	2006	2005
Cash flow from disposals		
Cash – Current year disposals	10	513
Costs paid	–	(3)
Cash and cash equivalents disposed of	–	(134)
Net cash inflow	10	376

The 2006 disposal relates to share options exercised in IDC.

2005 disposals relate mainly to the disposal of the Group's 79% interest in Recoletos Grupo de Communicación S.A..

31 Cash generated from operations

All figures in £ millions	Notes	2006	2005
Net profit		469	644
Adjustments for:			
Tax		19	125
Depreciation	11	77	80
Amortisation of purchased intangible assets	12	28	11
Adjustment on recognition of pre-acquisition deferred tax	12	7	–
Amortisation of other intangible assets	12	23	18
Investment in pre-publication assets	17	(213)	(222)
Amortisation of pre-publication assets	17	210	192
Loss on sale of property, plant and equipment		2	–
Net finance costs	7	74	70
Share of results of joint ventures and associates	13	(24)	(14)
Profit on sale of subsidiaries and associates	3, 4	–	(346)
Net foreign exchange (losses)/gains from transactions		(37)	39
Share-based payment costs	24	25	23
Inventories		(16)	(17)
Trade and other receivables		(60)	(4)
Trade and other liabilities		54	71
Provisions		(17)	(17)
Cash generated from operations		621	653
Dividends from joint ventures and associates	13	45	14
Purchase of property, plant and equipment		(68)	(76)
Purchase of intangible assets		(29)	(24)
Finance lease principal payments		(3)	(3)
Proceeds from sale of property, plant and equipment		8	3
Add back: Non-operating property, plant and equipment		–	1
Add back: Cash spent against integration and fair value provisions		1	2
Operating cash flow		575	570
Operating tax paid		(59)	(65)
Net operating finance costs paid		(82)	(65)
Operating free cash flow		434	440
Non-operating finance costs paid		–	(7)
Cash spent against integration and fair value provisions		(1)	(2)
Total free cash flow		433	431
Dividends paid (including to minorities)		(235)	(222)
Net movement of funds from operations		198	209

31 Cash generated from operations *continued*

Following a review of accounting presentation in 2006, the Group has chosen to reclassify investment in pre-publication assets as cash generated from operations. This aligns the classification in the cash flow with the treatment of comparable items in other industries and provides more relevant information on the Group cash flow. The comparative has been reclassified accordingly.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2006	2005
Net book amount	10	3
Loss on sale of property, plant and equipment	(2)	–
Proceeds from sale of property, plant and equipment	8	3

The principal non-cash transactions are movements in finance lease obligations of £4m (2005: £nil).

32 Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Group.

33 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

All figures in £ millions	2006	2005
Property, plant and equipment	–	1

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 5.

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2006	2005
Not later than one year	123	132
Later than one year and not later than two years	113	117
Later than two years and not later than three years	103	108
Later than three years and not later than four years	90	97
Later than four years and not later than five years	83	81
Later than five years	857	915
	1,369	1,450

34 Related party transactions

Joint ventures and associates – Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 13. Amounts falling due from joint ventures and associates are set out in note 19.

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

35 Events after the balance sheet date

On 15 February 2007 the Group completed the disposal of Pearson Government Solutions, its Government services business, to Veritas Capital. Sale proceeds consist of $560m in cash, $40m in preferred stock and 10% of the equity of the business. The Group expects to make a post-tax loss on the disposal as the capital gain for tax purposes will exceed any book gain.

Company Statement of Recognised Income and Expense
Year ended 31 December 2006

All figures in £ millions	2006	2005
Profit/(loss) for the year	78	(362)
Total recognised income and expense for the year	78	(362)
Effect of transition adjustment on adoption of IAS 39	–	(3)

Company Balance Sheet
As at 31 December 2006

All figures in £ millions	Notes	2006	2005
Assets			
Non-current assets			
Investments in subsidiaries	2	7,103	6,883
Amounts due from subsidiaries		460	289
Financial assets – Derivative financial instruments	5	36	79
Other financial assets		1	1
		7,600	7,252
Current assets			
Amounts due from subsidiaries		1,372	691
Current income tax assets		73	67
Cash and cash equivalents (excluding overdrafts)	3	153	598
Financial assets – Derivative financial instruments	5	50	–
Other assets		1	3
Total assets		9,249	8,611

Company Balance Sheet *Continued*
As at 31 December 2006

All figures in £ millions	Notes	2006	2005
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	4	(761)	(1,261)
Financial liabilities – Derivative financial instruments	5	(19)	(22)
Amounts due to subsidiaries		(519)	(591)
		(1,299)	(1,874)
Current liabilities			
Other liabilities		(17)	(1)
Financial liabilities – Borrowings	4	(784)	(366)
Amounts due to subsidiaries		(3,194)	(2,274)
Total liabilities		(5,294)	(4,515)
Net assets		3,955	4,096
Equity			
Share capital	6	202	201
Share premium	6	2,487	2,477
Treasury shares	7	(65)	(55)
Other reserves	8	447	447
Retained earnings	8	884	1,026
Total equity attributable to equity holders of the Company		3,955	4,096

These financial statements have been approved for issue by the board of directors on 9 March 2007 and signed on its behalf by

Robin Freestone, *Chief financial officer*

Company Cash Flow Statement
Year ended 31 December 2006

All figures in £ millions	Notes	2006	2005
Cash flows from operating activities			
Net profit/(loss)		78	(362)
Adjustments for:			
Tax		(67)	(54)
Net finance costs		63	241
Other liabilities		16	–
Amounts due from subsidiaries		(115)	549
Amount written down in investments in subsidiaries		20	–
Cash (used in)/generated from operations		(5)	374
Interest paid		(175)	(159)
Tax received		55	57
Net cash (used in)/generated from operating activities		(125)	272
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(120)	(33)
Interest received		15	13
Purchase of other financial assets		–	(60)
Disposal of other financial assets		–	341
Net cash (used in)/generated from investing activities		(105)	261
Cash flows from financing activities			
Proceeds from issue of ordinary shares	6	11	4
Net Group contribution to purchase of treasury shares	7	6	5
Repayments of borrowings		(12)	(59)
Dividends paid to Company's shareholders		(220)	(205)
Net cash used in financing activities		(215)	(255)
Effects of exchange rate changes on cash and cash equivalents		(10)	(3)
Net (decrease)/increase in cash and cash equivalents		(455)	275
Cash and cash equivalents at beginning of year		272	(3)
Cash and cash equivalents at end of year	3	(183)	272

Notes to the Company Financial Statements

1 Accounting policies

a. Basis of preparation

The financial statements on pages 111 to 118 comprise the separate financial statements of Pearson plc. As permitted by section 230(4) of the Companies Act 1985, only the Group's income statement has been presented.

The Company has no employees.

b. Group accounting policies

The accounting policies applied in the preparation of these Company financial statements are the same as those set out in note 1 to the Group financial statements with the addition of the following:

Investments – Investments in subsidiaries are stated at cost less provision for impairment.

2 Investments in subsidiaries

All figures in £ millions	2006	2005
At beginning of year	6,883	7,134
Subscription for share capital in subsidiaries	1,019	61
External acquisition	–	30
Share repurchase from subsidiary	–	(331)
Disposal to subsidiary	(779)	(11)
Provision for impairment	(20)	–
At end of year	7,103	6,883

3 Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2006	2005
Cash at bank and in hand	48	134
Short-term bank deposits	105	464
	153	598

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2006	2005
Cash and cash equivalents	153	598
Bank overdrafts	(336)	(326)
	(183)	272

4 Financial liabilities – Borrowings

All figures in £ millions	2006	2005
Non-current		
6.125% Euro Bonds 2007 (nominal amount €591m)	–	436
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	107
7% Global Dollar Bonds 2011 (nominal amount $500m)	266	307
7% Sterling Bonds 2014 (nominal amount £250m)	251	250
4.625% US Dollar notes 2018 (nominal amount $300m)	139	161
	761	1,261
Current		
Due within one year or on demand:		
Bank loans and overdrafts	363	366
6.125% Euro Bonds 2007 (nominal amount €591m)	421	–
Total borrowings	1,545	1,627

Included in the non-current borrowings above is £10m of accrued interest (2005: £33m).
Included in the current borrowings above is £22m of accrued interest (2005: £nil).

The maturity of the Company's non-current borrowings is as follows:

All figures in £ millions	2006	2005
Between one and two years	105	436
Between two and five years	266	107
Over five years	390	718
	761	1,261

As at 31 December 2006 the exposure of the borrowings of the Company to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Total	One year	One to five years	More than five years
Carrying value of borrowings	1,545	784	371	390
Effect of rate derivatives	–	629	(221)	(408)
	1,545	1,413	150	(18)

4 Financial liabilities – Borrowings *continued*

The carrying amounts and market values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2006	Market value 2006	Carrying amount 2005	Market value 2005
6.125% Euro Bonds 2007	6.18%	–	–	436	419
10.5% Sterling Bonds 2008	10.53%	105	106	107	113
7% Global Dollar Bonds 2011	7.16%	266	269	307	310
7% Sterling Bonds 2014	7.20%	251	265	250	282
4.625% US Dollar notes 2018	4.69%	139	135	161	155
		761	775	1,261	1,279

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Company's borrowings are denominated in the following currencies:

All figures in £ millions	2006	2005
US dollar	462	834
Sterling	654	357
Euro	429	436
	1,545	1,627

5 Derivative financial instruments

The Company's outstanding derivative financial instruments are as follows:

			2006
All figures in £ millions	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	953	20	(17)
Interest rate derivatives – not in hedge relationship	1,026	9	(2)
Cross currency rate derivatives	410	57	–
Total	2,389	86	(19)

5 Derivative financial instruments *continued*

All figures in £ millions	Gross notional amounts 2005	Assets 2005	Liabilities 2005
Interest rate derivatives – in a fair value hedge relationship	1,109	31	(16)
Interest rate derivatives – not in hedge relationship	1,185	14	(6)
Cross currency rate derivatives	410	34	–
Total	2,704	79	(22)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The net current portion of the above derivatives amounts to £50m (2005: £nil).

6 Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2005	803,250	201	2,473
Issue of shares – share option schemes	770	–	4
At 31 December 2005	804,020	201	2,477
Issue of shares – share option schemes	2,089	1	10
At 31 December 2006	806,109	202	2,487

The total authorised number of ordinary shares is 1,190m shares (2005: 1,186m shares) with a par value of 25p per share (2005: 25p per share). All issued shares are fully paid. All shares have the same rights.

7 Treasury shares

	Number of shares 000s	£m
At 1 January 2005	4,623	60
Purchase of treasury shares less contributions received	626	(5)
At 31 December 2005	5,249	55
Purchase of treasury shares less contributions received	4,700	26
Release of treasury shares	(1,188)	(16)
At 31 December 2006	8,761	65

The Company holds it own shares in trust to satisfy its obligations under its restricted share plans. These shares are held as treasury shares and have a par value of 25p per share. The nominal value of the Company's treasury shares amounts to £2.2m (2005: £2.1m). At 31 December 2006 the market value of the Company's treasury shares was £67.6m (2005: £36.2m).

8 Other reserves and retained earnings

All figures in £ millions	Special reserve	Retained earnings	Total
At 1 January 2005	447	1,596	2,043
Loss for the financial year	–	(362)	(362)
Dividends paid	–	(205)	(205)
Transition adjustment on adoption of IAS 39	–	(3)	(3)
Balance at 31 December 2005	447	1,026	1,473
Profit for the financial year	–	78	78
Dividends paid	–	(220)	(220)
At 31 December 2006	447	884	1,331

The special reserve represents the cumulative effect of cancellation of the Company's share premium account.

Included within retained earnings in 2006 is an amount of £99m (2005: £nil) relating to profit on intra-group disposals that is not distributable.

During 2005, a dividend of £407m was repaid to a subsidiary as it was subsequently found that the subsidiary did not have adequate distributable reserves as defined under the Companies Act and the guidance set out in the Institute of Chartered Accountants in England and Wales – Technical Release 7/03 ('Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 1985').

9 Contingencies

There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and guarantees in relation to subsidiaries. In addition there are contingent liabilities in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Company.

10 Audit fees

Statutory audit fees relating to the Company were £35,000 (2005: £30,000). Audit-related regulatory reporting fees relating to the Company were £nil (2005: £225,000).

11 Related party transactions

Subsidiaries The Company transacts and has outstanding balances with its subsidiaries. Amounts due from subsidiaries and amounts due to subsidiaries are disclosed on the face of the Company Balance Sheet. These loans are generally unsecured and interest is calculated based on market rates. The Company has interest payable to subsidiaries during the year of £149m (2005: £111m) and interest receivable from subsidiaries during the year of £61m (2005: £36m). Management fees payable to subsidiaries in respect of centrally provided services amounted to £33m (2005: £37m). Dividends received from subsidiaries in 2006 were £28m (2005: £266m) excluding the repayment of dividends referred to above.

Key management personnel are deemed to be the members of the board of directors of the Company. It is this board which has responsibility for planning, directing and controlling the activities of the Company. Key management personnel compensation is disclosed in the directors' remuneration report of the Group.

There were no other material related party transactions.

Principal Subsidiaries

The principal operating subsidiaries at 31 December 2006 are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.

	Country of incorporation or registration
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Financial Times Business Ltd	England
Mergermarket Ltd	England
Interactive Data Corporation (62%)	US
Les Echos SA	France
The Penguin Group	
Penguin Group (USA) Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc

Five Year Summary

All figures in £ millions	2002 UK GAAP	2003 IFRS	2004 IFRS	2005 IFRS	2006 IFRS
Sales					
Continuing operations	3,787	3,651	3,479	3,808	4,137
Discontinued operations	533	368	407	315	286
	4,320	4,019	3,886	4,123	4,423
Adjusted operating profit					
Pearson Education	296	287	255	328	383
FT Group	51	41	71	101	121
The Penguin Group	87	83	52	60	66
Continuing operations	434	411	378	489	570
Adjusted earnings per share	30.3p	27.6p	27.5p	34.1p	40.2p
Dividends per share	23.4p	24.2p	25.4p	27.0p	29.3p
Net assets	3,468	3,161	3,014	3,733	3,644
Net debt	1,408	1,376	1,221	996	1,059
Operating free cash flow per share	38.3p	26.2p	34.9p	55.1p	54.4p
Total free cash flow per share	27.0p	23.9p	35.7p	54.0p	54.2p
Return on invested capital %	6.0	6.0	6.2	6.7	8.0

Information for 2002 is presented under UK GAAP. Information from 2003 onwards is presented under IFRS. Discontinued operations have been restated in all comparative figures where relevant.

Corporate and Operating Measures

Sales – underlying and constant exchange rate movement

Sales movement for total operations (including Pearson Government Solutions) excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2006
Underlying increase	178
Portfolio changes	197
Exchange differences	(48)
Total sales increase	327
Underlying increase	4%
Constant exchange rate increase	9%

Adjusted income statement

Reconciliation of the Consolidated Income Statement to the adjusted numbers presented as non-GAAP measures in the financial statements.

	2006						
All figures in £ millions	Income Statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs/income	Recognition of tax losses	Adjusted Income Statement
Sales	4,137	286	–	–	–	–	4,423
Gross profit	2,220	59	–	–	–	–	2,279
Operating expenses	(1,704)	(37)	–	35	–	–	(1,706)
Share of results of joint ventures and associates	24	–	(4)	–	(1)	–	19
Operating profit	540	22	(4)	35	(1)	–	592
Net finance costs	(74)	–	–	–	(16)	–	(90)
Profit before tax	466	22	(4)	35	(17)	–	502
Income tax	(11)	(8)	(4)	(10)	5	(127)	(155)
Profit for the year from continuing operations	455	14	(8)	25	(12)	(127)	347
Profit for the year from discontinued operations	14	(14)	–	–	–	–	–
Profit for the year	469	–	(8)	25	(12)	(127)	347
Minority interest	(23)	–	–	(3)	–	–	(26)
Earnings	446	–	(8)	22	(12)	(127)	321

Amortisation of acquired intangibles includes a £7m adjustment to goodwill on recognition of pre-acquisition deferred tax.

Corporate and Operating Measures *Continued*

All figures in £ millions	2005 Income Statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance income/costs	Recognition of tax losses	Adjusted Income Statement
Sales	3,808	288	–	–	–	–	4,096
Gross profit	2,021	80	–	–	–	–	2,101
Operating expenses	(1,559)	(63)	–	11	–	–	(1,611)
Other net gains and losses	40	306	(346)	–	–	–	–
Share of results of joint ventures and associates	14	–	–	–	2	–	16
Operating profit	516	323	(346)	11	2	–	506
Net finance costs	(70)	–	–	–	(14)	–	(84)
Profit before tax	446	323	(346)	11	(12)	–	422
Income tax	(116)	(9)	(2)	(4)	3	–	(128)
Profit for the year from continuing operations	330	314	(348)	7	(9)	–	294
Profit for the year from discontinued operations	314	(314)	–	–	–	–	–
Profit for the year	644	–	(348)	7	(9)	–	294
Minority interest	(20)	–	–	(2)	–	–	(22)
Earnings	624	–	(348)	5	(9)	–	272

Adjusted sales include sales from discontinued operations held throughout the current and previous years.

Adjusted operating profit – underlying and constant exchange rate movement
Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2006
Underlying increase	76
Portfolio changes	17
Exchange differences	(7)
Total adjusted operating profit increase	86
Underlying increase	15%
Constant exchange rate increase	18%

Free cash flow per share
Operating cash flow for continuing and discontinued operations before tax, finance charges and integration costs paid, divided by the weighted average number of shares in issue.

All figures in £ millions	2006	2005
Adjusted operating profit	592	506
Cash conversion	97%	113%
Operating cash flow	575	570
Operating tax paid	(59)	(65)
Net operating finance costs paid	(82)	(65)
Operating free cash flow	434	440
Non operating finance costs paid	–	(7)
Integration costs paid	(1)	(2)
Total free cash flow	433	431
Weighted average number of shares in issue (millions)	798.4	797.9
Operating free cash flow per share	54.4p	55.1p
Total free cash flow per share	54.2p	54.0p

Return on invested capital
Adjusted operating profit less cash tax expressed as a percentage of gross invested capital.

All figures in £ millions	2006	2005
Adjusted operating profit	592	506
Cash tax (15%)	(89)	(76)
Return	503	430
Gross goodwill	5,477	5,663
Net operating assets	803	792
Invested capital	6,280	6,455
Return on invested capital	8.0%	6.7%

Shareholder Information

Payment of dividends to mandated accounts
Where shareholders have given instructions for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars on 0870 241 3018.

Individual Savings Accounts (ISAs)
Lloyds TSB Registrars offer ISAs in Pearson shares. For more information please call them on 0870 242 4244.

Low cost share dealing facilities
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Pearson shares. Commission is 1% with a minimum charge of £25 for telephone dealing and 0.5% with a minimum charge of £15 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number as shown on your share certificate. A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars; please telephone 0870 242 4244 for details.

ShareGift
Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686). ShareGift is particularly designed to accept unwanted shares and uses the ultimate proceeds to support a wide range of UK charities. Over £10m has been given by ShareGift so far to over 1,000 different UK charities. Further information about ShareGift and the charities it has supported may be obtained from their website, www.ShareGift.org or by contacting ShareGift at 46 Grosvenor Street, London W1K 3HN.

Shareholder information online
Lloyds TSB Registrars provide a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com or from www.ft.com

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or 1 212 815 3700 (outside the US), or e-mail shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F which will contain a US GAAP reconciliation.

Share register fraud: protecting your investment
Pearson does not contact its shareholders directly to provide recommendation advice and neither does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

Tips on protecting your shares
- Keep any documentation that contains your shareowner reference number in a safe place and destroy any documentation which you no longer need by shredding it.
- Inform the registrars promptly when you change your address.
- Be aware of dividend payment dates and contact the registrars if you do not receive your dividend cheque or better still, make arrangements to have the dividend paid directly into your bank account.
- Consider holding your shares electronically in a CREST account via a nominee.

For more information on how you can protect your shares from fraud please visit our website at www.pearson.com/shareholderfaqs

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers JPMorgan Cazenove Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2007 Financial calendar	
Ex-dividend date	4 April
Record date	10 April
Last date for dividend reinvestment election	26 April
Annual general meeting	27 April
Payment date for dividend and share purchase date for dividend reinvestment	11 May
Interim results	30 July
Interim dividend	21 September

Index to the Financial Statements

Notes

Principal Offices Worldwide

Pearson (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas,
New York City, NY 10019, USA
T +1 212 641 2400 F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street, Upper Saddle River,
NJ 07458, USA
T +1 201 236 7000 F +1 201 236 3222
firstname.lastname@pearsoned.com
www.pearsoned.com

Financial Times Group
Number One Southwark Bridge,
London SE1 9HL, UK
T +44 (0)20 7873 3000 F +44 (0)20 7873 3076
firstname.lastname@ft.com
www.ft.com

The Penguin Group (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@uk.penguingroup.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City, NY 10014, USA
T +1 212 366 2000 F +1 212 366 2666
firstname.lastname@us.penguingroup.com
us.penguingroup.com

Pearson plc Registered number 53723 (England)

Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. TT-COC-2142
FSC

Design & Production: Radley Yeldar Photography: John Edwards, Edward Webb, Newscast Illustration: Lynley Dodd Print: CTD

Pearson has supported the planting of 400 trees with the Woodland Trust, helping to offset the carbon dioxide emissions generated by the production of this report. The cover of this report has been printed on Take 2 silk which is FSC certified and contains 75% recycled and de-inked pulp from post consumer waste and 25% ECF (Elemental Chlorine Free) virgin pulp. The text pages are printed on Take 2 Offset which is 100% recycled. This report was printed by an FSC and ISO 14001 certified printer using vegetable oil and soya based inks. It is 100% recyclable.

PEARSON

www.pearson.com





Mind expanding business

PEARSON

Annual Review and Summary Financial Statements 2006

Contents

Learn more online...

You'll see this symbol throughout our summary annual review. It points you to more detailed information which is available on our website *www.pearson.com*
For our full annual report, go to *www.pearson.com/investor/ar2006*

Throughout this review (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2006, currency movements reduced sales on a total business basis (including Government Solutions) by £48m and profits by £7m, while portfolio changes increased sales by £197m and profits by £17m.

2. The business performance measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under IFRS are included in notes 2, 7, 9 and 31 of the Governance and Financial Statements 2006.

3. Dollar comparative figures have been translated at the year end rate of $1.96: £1 sterling for illustrative purposes only.

Pearson is a world leader in education, business information and consumer books. Our businesses expand the mind and fire the imagination.

Our goal is to make our businesses more valuable to our customers and to our shareholders. These past few years, we've done that by investing in content, technology, international expansion and efficiency. That strategy paid off again in 2006, with Pearson's best ever results.

Record results

Sales	Adjusted operating profit	Adjusted earnings per share
£4,423m / $8,669m	*£592m / $1,160m*	*40.2p / 78.8¢*
+4%	+15%	+18%

Operating cash flow	Return on invested capital	Dividend
£575m / $1,127m	*8.0%*	*29.3p / 57.4¢*
+1%	+1.3% pts	+8.5%



Dear shareholder,

Last year, in my first letter to shareholders, I said that my personal focus as chairman of Pearson would be to help build long-term shareholder value. That focus continues, as does our belief that the key to long-term value is growth in earnings and returns on your capital.

Pearson delivered that growth again in 2006. Our earnings per share increased 18%, and our return on invested capital improved to 8% (above our weighted average cost of capital for the first time in many years).

This growth has produced a good year for Pearson shareholders. The value of your Pearson shares increased by 12% in 2006, a bit better than the UK market as a whole (the FTSE 100 was up 11%) and well ahead of the media sector (the FTSE Media index was up 4%). With growing dividends, our total return to shareholders over the year was 16%.

It is always difficult to identify the reasons for short-term share price movements, but I have little doubt that Pearson's improved performance has led to our share price trading in a higher range over the past year or so. I also believe that long-term growth will continue to be the driver to increased value in your Pearson shares.


Share price
% change
01.01.06 – 31.12.06
Pearson
+12.2%
FTSE 100
+10.7%
DJ Stoxx Media
+7.5%
FTSE Media
+4.2%

These financial results reflect our success in serving our customers. Pearson's businesses are dedicated to improving peoples' lives through education, information and insight. We work to provide high quality, innovative products and services, using our scale and technology to reach a growing universe of customers.

2006 was another good year for Pearson's businesses, as Marjorie describes later in this report. Once again, our businesses grew ahead of their industries – the surest sign of their competitive advantage. Once again, they improved their profitability, with our margins improving by one percentage point to 13.4%. And once again, our cash generation was strong, at £575m or 97% of operating profit.

These are excellent results, and everyone in Pearson deserves credit for them. On all of those measures, we see a lot more potential ahead.


Total shareholder return
% change
01.01.06 – 31.12.06
Pearson
+16.3%
FTSE 100
+14.4%
DJ Stoxx Media
+9.9%
FTSE Media
+6.9%

We've also made some important strategic moves in the past 12 months. We've talked a lot about strategic flexibility; about the need for Pearson to anticipate changes in its markets and constantly to adapt to them.

Over the course of 2006, we acquired 12 new companies. Each one was relatively small, but each one brings us new opportunities for growth in sales, profitability and value. They all either build on our existing skills or take us into new market segments – teacher certification, school software, Italian education publishing, business intelligence.

The returns on those kind of acquisitions are strong. Between 2002 and 2006, we've made more than 20 of these smaller acquisitions at a total cost of $1.4bn. That investment is today generating a return on invested capital of 12%, including all the costs of integrating the businesses. This is an excellent way for Pearson to deploy its capital to increase shareholder value.

The cost of these acquisitions in 2006 was £363m. At the same time, we raised more than £300m from the sale of our Government Solutions business in February 2007. A fine business in its own right, it had grown away from Pearson's focus on education and information. We wish its employees and its new owners every success.

Learn more online...

For details of the companies we acquired in 2006, and the Government Solutions sale, visit *www.pearson.com*

This kind of strategic flexibility will remain important to us. The media industry continues to change at a breathtaking pace, as technology changes customer expectations of how content should be delivered and paid for. The board believes Pearson is well positioned, with its leading market positions, strong brands, unique content and increasingly successful new digital product models.

In my first year here, I've learnt that Pearson is a company that can inspire a special commitment and loyalty from its people, from its customers and from its shareholders.

Thank you for that. We intend to repay that loyalty with continued focus on building shareholder value.



Glen Moreno, *Chairman*

Financial Highlights

	2006		2005		Headline	Underlying
	£m	*$m*	£m	*$m*	growth %	growth %
Business performance						
Sales	4,423	*8,669*	4,096	*8,028*	8	4
Adjusted operating profit	592	*1,160*	506	*992*	17	15
Adjusted profit before tax	502	*984*	422	*827*	19	–
Adjusted earnings per share	40.2p	*78.8¢*	34.1p	*66.8¢*	18	–
Operating cash flow	575	*1,127*	570	*1,117*	1	–
Free cash flow	433	*849*	431	*845*	–	–
Return on invested capital	8.0%	–	6.7%	–	1.3%pts	0.6%pts
Net debt	1,059	*2,076*	996	*1,952*	(6)	–
Statutory results						
Sales	4,137	*8,109*	3,808	*7,464*	9	–
Operating profit	540	*1,058*	516	*1,011*	5	–
Profit before tax	466	*913*	446	*874*	4	–
Basic earnings per share	55.9p	*109.6¢*	78.2p	*153.3¢*	(29)	–
Basic earnings per share – continuing	54.1p	*106.0¢*	38.9p	*76.2¢*	39	–
Cash generated from operations	621	*1,217*	653	*1,280*	(5)	–
Dividend per share	29.3p	*57.4¢*	27.0p	*52.9¢*	9	–

Throughout this review we refer to business performance measures for total operations (including Pearson Government Solutions) and growth rates on an underlying basis (i.e. excluding currency movements and portfolio changes) unless otherwise stated. The business performance measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 7, 9 and 31 of the Governance and Financial Statements 2006. The sales and profit measures within business performance include the results of Pearson Government Solutions for both years. Pearson Government Solutions is treated as a discontinued operation within statutory results. Additionally, profit measures within business performance are presented on an adjusted basis to exclude: i) other gains and losses arising in connection with the sale of subsidiaries, associates and other financial assets; ii) amortisation of acquired intangible assets; iii) short-term fluctuations in the market value of financial instruments (under IAS 39) and other currency movements (under IAS 21); iv) tax benefits on the recognition of tax losses.

Sales: Total £4,423m *$8,669m*



School: 33%
£1,455m $2,852m
Higher Education: 18%
£795m $1,558m
Professional: 14%
£627m $1,229m
Penguin: 19%
£848m $1,662m
FT Group: 16%
£698m $1,368m



North America: 65%
£2,899m $5,682m
RoW: 3%
£120m $235m
Asia: 7%
£298m $584m
Europe: 25%
£1,106m $2,168m

Adjusted operating profit: Total £592m *$1,160m*



School: 31%
£184m $361m
Higher Education: 27%
£161m $315m
Professional: 10%
£60m $118m
Penguin: 11%
£66m $129m
FT Group: 21%
£121m $237m



North America: 82%
£482m $945m
RoW: 3%
£20m $39m
Asia: 5%
£31m $61m
Europe: 10%
£59m $115m



This past year Pearson passed a number of important milestones, but there are three that may interest you most as shareholders:

1. We produced record results – the highest profits, earnings per share, cash flow and dividends in Pearson's 162-year history.

2. The changes we've been making to the company paid off not only in those strong financial results, but also in the fact that the returns we made were higher than the cost of the capital you've invested in us. In today's business parlance, that's called 'creating value', and we intend to do a lot more of it.

3. It became clearer than ever that the strategy for each one of our businesses is a winner. A resurgent *Financial Times* showed that its international outlook and online capabilities were made-to-measure for this era of globalisation and technological transformation. A buoyant Penguin defied a difficult market and proved that there are always buyers for the world's best books. And a flourishing Pearson Education, through its scale and innovation, helped students of all ages get more out of their formal learning while it was posting its own record profits.

But, important as those achievements are, none of them means that we've achieved our goals or arrived at our destination. We nod to the milestones as we pass them, but we move on at an even faster pace, continuing to invest and to change. It's crucial that we do that, because we're living through a genuine revolution at the heart of what Pearson does: educating, informing and entertaining; provoking the intellect and helping people get on in their lives.

We believe our strategy puts us in a good place to be on the barricades in that revolution – not a victim of it. About ten years ago, we began to focus on 'education' in the broadest sense of the word and to invest to make each one of our businesses a world leader. Our definition of 'leadership' was partly about scale, but more fundamentally about shaping markets with the quality of our content, innovation, technology and our international reach and point of view. We're always revisiting and refining that strategy, but these 2006 results and our sustained momentum give us confidence that the approach is working.

Learn more online...

For details of our 2006 results, visit *www.pearson.com*

Adjusted earnings per share
40.2p / 78.8¢

+18%



40.2p
34.1p
27.5p
05
06

Adjusted operating profit
£592m / $1,160m

+15%



£592m
£506m
£426m
05
06

Operating cash flow
£575m / $1,127m

+1%



£575m
£570m
£418m
05
06

Return on invested capital
8.0%

+1.3% pts



8.0%
6.7%
6.2%
05
06

Who wins an education revolution?

For some years now, we've planned for the day when technology would transform education, just as it has transformed the worlds of science, medicine, business and finance. We expected that a computer, linked to a network, might be able to solve a problem that has faced every generation of teachers: how can we teach *each* child while keeping order in a class of many? Technology held out the promise of teaching that could adapt to the learning pace and needs of each child.

Learn more online...

To learn more about our world-leading education business, visit *www.pearsoned.com*

That was an alluring dream – both as an educational proposition and as a business opportunity – and we began to invest in it about ten years ago. We became the world's leading publisher of educational materials, and then a few years later we added America's leading educational testing and technology company. Those three parts – content, assessment, technology – were the basic building blocks that we needed to personalise learning; to put in place a way to help education that's already almost universally available finally become universally *effective.*

Like most revolutions, it took a while to foment. But today, you can see the signs that it's well under way:

1. Governments are putting personalised education at the centre of their plans for improving their students' performance. While the US government calls its education agenda 'No Child Left Behind', its UK counterpart talks of 'personalised learning'; but they mean the same thing.

2. Students and their teachers – especially the new generation that grew up with technology – are embracing it as a way to enliven learning and to help schools, teachers and students all be more productive.

3. The competitive landscape is changing fast. In the past six months, four of the world's six largest education companies have been put up for sale, citing the need to invest in scale and technology to go to the next stage.

Pearson Education 2006 highlights
Sales up 4% to £2.9bn
Operating profit up 12% to a record £405m
Market share gains in US School and Higher Education publishing
$1bn of sales in School and Professional testing
Approximately $1.1bn of technology revenues – more than 20% of education sales

We've already made that investment; it helped us pass those milestones. Our School business, which grew sales by 16% in 2005, grew another 6% last year. While the US publishing market and our competitors declined, we grew in publishing, testing and technology, and benefited from a pretty unique breadth of content and services.

At the same time, our Higher Education business grew 4%, propelled by its pioneering online services for college students that have proven over time they really help learning. In the past eight years, the US Higher Education industry has grown at an average rate of 4%, while our business has grown at 7%.


SCOTT FORESMAN
History - Social Science
Starting a Revolution
1773: A Tea Party: the Boston Way!

The future of history.

In 2006, when the state of California invited publishers to submit proposals for new textbooks in history and social studies, we tried something new.

We provided a complete digital curriculum, allowing teachers to create lessons from a rich mix of videos, class exercises, tests and digital books. This innovative approach swept the state, taking a market share of more then 40%, and the programme is in use by half of California's elementary students. We're now extending this new digital model to new subjects and new states.

Pearson Education
Operating profit
£405m / $794m

+12%


£405m
£348m
£277m
06
05

And last year our Professional education business grew again too, buoyed by the newer businesses we've been building to test and certify professionals, from nurses to potential MBA students to securities dealers. That business has doubled its sales in the past two years alone.

In fact, all parts of our education business did well in 2006, helped by a welcoming attitude toward change and investment. Combined, they produced record profits of £405m, an increase of 12% on 2005. In fact, over the decade we've been building this business, its sales have increased five-fold and its profits six-fold.

And it will continue to grow as the revolution grows. It will propel Pearson forward and help us achieve our goals, both for the company and for the world that surrounds us. In a competitive global economy, all nations share the need to have education and skills, and to sharpen them constantly.

Around the world, governments, educational institutions and individuals are investing – sometimes at great sacrifice – in education. It's no wonder they have only one measure of return on that investment – the success of the student. Our business, with its mix of learning content, technology and assessment, is built to help achieve that return. That's the goal of the revolution in education that, so far, we're winning. But we're only sure to sustain our lead if we remember that the real winners of a revolution in education will be the student and society.

Who killed the newspaper?
All the time we've been changing the shape of Pearson, we've placed great emphasis on its culture. We believe that what a company stands for and how it behaves is critical to its success. One of the things we prize most highly is editorial independence. Pearson has a long history of honouring and defending the rights of editors to decide what books Penguin should publish; what materials are worthy of inclusion in a school book; what the FT's position should be on issues of the day.

So in one way we were proud not too long ago when *The Economist* (of which Pearson owns 50%) dedicated its cover to asking: *Who killed the newspaper?* In that issue it analysed, with all its accustomed probity, wit and style, the issues facing the newspaper industry: a proliferation of news sources; information freely available on the internet; young consumers turning to other forms of media.


UK FOR SALE
FINANCIAL TIMES
WORLD ECONOMIC FORUM
THE DAVOS AGENDA
King hints
Oil price

The bucks start here.

For the best analysis of global trade, companies and finance, business people and investors turn to the *Financial Times*. Over the past ten years, we have transformed it from a UK business newspaper into a truly international media franchise. Today, two-thirds of its circulation comes from outside the UK and around half of its advertising is booked to run in all four regional editions of the newspaper worldwide. The FT has a unique platform to build its position as the gold standard for international business news in the era of globalisation. In 2006, with circulation increasing and international advertising growing strongly, the newspaper posted an £11m profit – up from £2m in 2005.

Learn more online...

For the FT's global news and analysis throughout the day, visit *www.ft.com*

Yet *The Economist* bashfully omitted telling its own story in that article. It's a newspaper (a weekly, and probably not called a newspaper by anyone but itself anymore) that has swum against the tide. Its circulation has doubled in the past 12 years to reach 1.2m in 2006; and its relevance as a commentator has never been greater or more in demand around the world.

For another example, take the *Financial Times*. It's a newspaper that we've transformed from a domestic business daily into an international service, selling more than two-thirds of its pink copies outside the UK and publishing through the day online. In fact, it's been a digital newspaper pioneer, with a highly popular and helpfully profitable online presence in FT.com and a new way of working that allows journalists, readers and advertisers to switch seamlessly from print to digital and back again.

Those advantages weren't developed enough to prevent the FT from suffering, along with the rest of the industry, from a savage advertising slump between 2000 and 2004. But in the past two years they've gotten more powerful, and the paper has emerged from those dark times faster and fitter than many of its rivals, contributing once again in a meaningful way to Pearson's profits.

So while parts of the newspaper industry may be dying – or at least feeling a little grey – our global newspaper is actually in the pink thanks to these advantages:

1. First of all, it's a well-known and special brand, built on a century-long record of independence and authority. It stands for insight, comment and analysis in an era when reporting what happened yesterday has become a commodity. It provides services that are hard for the search engines and content aggregators of the digital world to replicate: *judgement* about what in the world deserves attention; and *serendipity* – that chance discovery of something that provokes wonder.

2. Most of all, its success is based on the fact that it is truly global, in its worldview as much as in its influence and reach. (While demand for newspapers is slowly declining in developed markets, it is actually on the rise in developing countries around the world, including China and India.)

The *Financial Times* attracts an elite audience of influential and affluent leaders in business, financial and political life – and that audience resides at addresses all around the world. Because of that, among a constellation of media channels with fragmented groups of followers, it still offers advertisers a highly targeted and effective medium for connecting with the people who run the world.

FT Group 2006 highlights
Sales up 6% to £698m
Operating profit up 18% to £121m
Financial Times increases profit to £11m (from £2m in 2005)
Circulation growing at the FT, *Les Echos*, *FT Deutschland* and *The Economist*
IDC reports record profits of £89m, up 9%

FT Group
Operating profit
£121m / $237m

+18%



£121m
£101m
£71m
06

Today about half of the FT's advertising sales come from global packages – pages bought simultaneously in every edition around the globe.

But the FT hasn't stopped at refining and reinvigorating its global newspaper. It's added to that a number of new editorial-led services – most recently through the acquisition of Mergermarket, an online service that helps finance and other interested professionals predict and track mergers and acquisitions and other market events.

All those special advantages helped the FT Group increase its profits by 18% to £121m last year. Within that was steady growth from IDC, our ever-dependable financial data company. And FT Publishing, our group of business newspapers, magazines and online services, saw profits jump by more than half as cost reductions paid off and as advertising revenues returned.

With those advantages, the FT Group's good progress can continue. There's a new team there, and their plans include some simple approaches to sustain growth: increasing revenues from readers (who are more constant than advertisers); enhancing online services; continuing to grow around the world, and to *be* global; and integrating the financial publishing businesses ever more closely.

With those changes, we expect FT Publishing to increase its profitability once again this year. Our goal is to move its margins into double digits (from 8.7% in 2006), and to make those margins sustainable through the inevitable swings of the advertising cycle. Our goal is *not* to spend time looking for a murderer, because there's no corpse – this newspaper is alive and well.

Learn more online...

For more information about Penguin, its books, its authors and its online innovations, visit *www.penguin.com*

Who has time to read?
The book publishing business might look like the one corner of the media world that's been left relatively untouched by the digital revolution. While downloads and MP3 players have changed the music industry forever, the popular paperback invented by Penguin's founder Allen Lane back in the 1930s appears still to be a convenient and enduring format for a certain kind of entertainment.

But that's just part of the story. It's true that the digital distribution of books and the digital distribution of content from books have been very slow to develop. Electronic books (books down-loaded onto some kind of device, like your PC or a PDA) represent a tiny fraction of the industry's sales so far. Although a new generation of e-book reading devices could yet change everything, it looks for the moment as though books retain more consumer appeal than downloadable text.

There are, however, plenty of behind-the-scenes ways that digital technology is remaking the book business out of all recognition – less obvious, but no less significant ways. In fact, it changes every area of book publishing: how we create content, how we store it, sell it, licence it, manufacture it and protect it.

Penguin Group
Operating profit
£66m / $129m

+22%



£66m
£60m
£52m

Communication with book readers, centred on a particular author or title or publishing genre, has been changed, too. It's become more direct, more immediate and more personal. The audio book is making a comeback, made relevant again to a mass audience through iPods and other MP3 players. And the giant search engines do offer the promise of new ways for readers to discover authors and books – so long as they recognise the ownership rights of the content creators.

This past year, Penguin continued to imagine this future and to invest in and participate in the digital world. It saw rapid growth of around 30% in online sales, through specialist retailers like Amazon and through its own websites. It sold travel guides in small chunks and some novels on subscription, chapter-by-chapter. It used the internet to get communities talking about books, and it even convened an online audience of some 60,000 to collaborate on a novel.

But while all that digital innovation was going on, Penguin also continued to excel at what it has done best for the past 70 years. It simply published the best books in the world, logging a record number of bestsellers and winning a remarkable string of awards. Behind that it became more efficient, making higher margins, using less working capital and delivering a seamless supply chain performance.

Those efforts meant that, as Penguin gained share in the US and the UK last year, margins moved ahead and profits rose 22%, to £66m.

Penguin Group 2006 highlights

- Sales up 3% to £848m
- Operating profit up 22% to £66m
- Record bestseller performance: 139 *New York Times* bestsellers in the US and 59 BookScan Top Ten bestsellers in the UK
- Rapid growth in India, China and South Africa
- Successful innovation in digital marketing and new product models

We've made some important changes at Penguin over the past few years. The consumer publishing market grows at a modest but steady rate and publishers bear the risks of paying authors upfront for their works and then taking back books that retailers can't sell. So our aim is to produce rising margins, profits and cash, while investing in publishing that spreads our risk across a wider portfolio of authors and genres and makes the very most of our long, deep backlist.

That strategy, coupled with Penguin's publishing excellence and its readiness for the digital world, means that it should continue to grow profits steadily over the next few years, taking advantage of the fact that, in the US alone, more than 4,000 books are sold every minute of every day. Someone out there loves reading.



ON BEAUTY
Mayflower
Ali Smith the accidental
MICHAEL POLLAN
Them

You can win them all.

Around the world, Penguin authors won unprecedented critical acclaim in 2006. They scooped the Pulitzer Prize for Fiction (Geraldine Brooks for *March*); a National Book Critics Circle Award (Francine du Plessix Gray for *THEM: A Memoir of Parents*); two Orange Prizes (Zadie Smith for *On Beauty* and Naomi Alderman for *Disobedience*); two Whitbread Prizes (Ali Smith for *The Accidental* and Hilary Spurling for *Matisse: the Master*) and the Man Booker Prize for Fiction (Kiran Desai for *The Inheritance of Loss*). Publishing successes like these helped Penguin to a record year for bestsellers with 139 books on the *New York Times* bestseller list and 59 titles in the BookScan Top Ten bestseller list in the UK.



Food for thought.

All Pearson's businesses depend on children and adults wanting to read – for business, for education or for pleasure. So our charitable activities centre on projects that inspire the joy of reading. In the US, we helped our partner Jumpstart set a new record for the world's biggest ever shared reading event. On 24 August 2006, more than 150,000 children and adults read the classic Penguin book, *The Little Engine That Could*. And in the UK, we launched a programme to provide a free book to 250,000 five-year-olds as they start school – this year, Lynley Dodd's *Hairy Maclary's Bone* (on which she and her New Zealand publisher generously waived all royalties). In partnership with Booktrust and the UK government, this year we will roll the programme out nationwide.

Who are we?

There's something special about each one of Pearson's businesses. Our customers put their trust in us when they teach from our school or college programs, act on our test results, rely on information, analysis and the intellectual stimulation of our newspapers and books. We know that helping a five-year-old learn to read or helping a business person understand a global context has to be as enriching for those customers as it is for us and for our shareholders, because our strong financial performance will only come if it is the by-product of helping those customers get on in their lives.

For all 29,000 people who work at Pearson, that combination of shareholder, customer and social interests makes it a special privilege and a special responsibility to come to work every day. It gives us the steam to go the second and third mile.

We're very proud of all we achieved in 2006. It was a year when we made as much progress on our mission of educating, informing and entertaining as we did on our financial goals; and a year when we began to realize the competitive advantages of scale and strategy we have.

But we're now heading toward our goals for 2007 as if we were the underdog. That's the kind of spirit and imagination we need if we want to continue to lead a revolution in our markets and at the same time make exciting returns for all who count on us. And in the lead is where we intend to be.

Marjorie Scardino, *Chief executive*

Our Business and Society



Welcome to our report on 'Our Business and Society' for 2006. As one of the world's leading publishing companies, we combine a commitment to achieve our commercial goals with a dedication to a wider public trust. In addition to our core business of educating, informing and entertaining, we run a global programme of CSR activities which you can read about in our full report at www.pearson.com/community/csr_report2006

Each year we set ourselves targets to help us become the kind of company we strive to be: one that is brave, imaginative and decent. Below you can see how we performed in 2006 (with the detail in our online report) and our targets for 2007.

Our targets for 2006

Continue to advance in the key indices of social responsibility.	Achieved
Examine ways to minimise the environmental impact of book packaging.	Ongoing
Extend our environment and labour standards auditing to our printers in South Africa and Latin America.	Achieved
Continue our drive for independently verified certification to ensure the suitability of paper we purchase for our books and newspapers – this will expand to include jackets and covers.	Achieved
Conduct our biennial employee survey.	Achieved
Continue to recruit and promote people from diverse backgrounds and increase the number of women in senior management roles.	Ongoing
Introduce networking groups in the UK and US to develop future leaders and retain key employees.	Ongoing
Conduct a full evaluation of the pilot of our UK community programme and, subject to that, roll out the project more widely.	Achieved
Continue to develop our partnership with Jumpstart in the US, to support and encourage college students to become teachers.	Achieved

Learn more online...

For our full report on 'Our Business and Society' go to *www.pearson.com/community/csr_report2006*

While we are pleased with our progress, we are constantly reminded how much more there is to do and nowhere more so than on the issue of climate change. (In 2007 we will publish a special version of Al Gore's *An Inconvenient Truth* for young readers.) We have an ongoing target to reduce our carbon emissions and have begun the process of becoming a climate neutral company. Penguin UK has become the first of our businesses to start to offset its carbon usage (see www.greenpenguin.co.uk) and we are now at work on both sides of the Atlantic on plans for the rest of our companies to follow suit. Our goal is to have completed the process by the end of 2009.

As always, we welcome any comments or questions. Please e-mail me at david.bell@pearson.com

Our plans for 2007

Maintain our position in the key indices of social responsibility.
Expand the environmentally friendly book packaging options to distribution centres outside our key markets of the US and UK.
Continue our environmental and labour standards auditing programme with our printers in Asia, the Far East and parts of continental Europe.
Continue to advance our programme for independent certification of the paper we purchase for our books and newspapers.
Continue the process of becoming a climate neutral company with a view to completing that process globally by 2009.
Continue our commitment to build a truly international business by helping more of our people experience a new country on a short-term assignment, with our developing markets as a priority.
Show evidence of progress in retention of people with diverse backgrounds for both entry level and management positions.
Launch the Pearson Foundation Development Fund to support our businesses in their work with community-based programmes around the world.
Work with the UK government to extend our flagship community programme Booktime and build on the success of Read for the Record with Jumpstart in the US.



David Bell, *Director for people*

Board of Directors

Chairman
Glen Moreno†• chairman, aged 63, was appointed chairman of Pearson on 1 October 2005. He is the senior independent non-executive director of Man Group plc and also a director of Fidelity International Limited and a trustee of The Prince of Liechtenstein Foundation.

Executive directors
Marjorie Scardino• chief executive, aged 60, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell director for people, aged 60, became a director of Pearson in March 1996. In 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees. He is also chairman of The Financial Times Group, a non-executive director of VITEC Group plc and chairman of Sadlers Wells and Crisis, a charity for the homeless.

Rona Fairhead chief executive of The Financial Times Group, aged 45, joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also a non-executive director of HSBC Holdings plc.

Robin Freestone chief financial officer, aged 48, joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE), having joined Amersham as chief financial officer of their health business in 2000. Prior to that he held a number of senior financial positions with ICI, Zeneca and Henkel. He is also a non-executive director of eChem Limited.

John Makinson chairman and chief executive officer of The Penguin Group, aged 52, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation and a non-executive director of George Weston Limited in Canada.

Non-executive directors
David Arculus*†• aged 60, is a non-executive director of Telefonica SA and was previously chairman of O2 plc from 2004 until it was acquired by Telefonica at the beginning of 2006. His previous roles include chairman of Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006.

Terry Burns†• aged 62, has been chairman of Marks and Spencer Group plc since July 2006, having previously been deputy chairman from October 2005. He is chairman of Abbey National plc and a non-executive director of Banco Santander Central Hispano. He is also chairman of Glas Cymru Limited. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004.

Patrick Cescau*• aged 58, is group chief executive of Unilever. He became a non-executive director of Pearson in April 2002.

Susan Fuhrman*• aged 62, is president of Teachers College at Columbia University, America's oldest and largest graduate school of education. She was previously dean of the Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education. She became a non-executive director of Pearson in July 2004.

Ken Hydon*• aged 62, is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and of subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006.

Rana Talwar†• aged 58, was previously group chief executive of Standard Chartered plc. He is chairman of Sabre Capital Worldwide and Centurion Bank and a non-executive director of Schlumberger Limited and Fortis Bank. He became a non-executive director of Pearson in March 2000.

* A member of the audit committee.
† A member of the personnel committee.
• A member of the nomination committee.

Consolidated Income Statement
Year ended 31 December 2006

All figures in £ millions	2006	2005
Continuing operations		
Sales	4,137	3,808
Cost of goods sold	(1,917)	(1,787)
Gross profit	2,220	2,021
Operating expenses	(1,704)	(1,559)
Other net gains and losses	–	40
Share of results of joint ventures and associates	24	14
Operating profit	540	516
Finance costs	(133)	(132)
Finance income	59	62
Profit before tax	466	446
Income tax	(11)	(116)
Profit for the year from continuing operations	455	330
Discontinued operations		
Profit for the year from discontinued operations	14	314
Profit for the year	469	644
Attributable to:		
Equity holders of the company	446	624
Minority interest	23	20
Earnings per share from continuing and discontinued operations	55.9p	78.2p
Earnings per share from continuing operations	54.1p	38.9p

Consolidated Balance Sheet
As at 31 December 2006

All figures in £ millions	2006	2005
Non-current assets		
Property, plant and equipment	348	384
Intangible assets	3,581	3,854
Investments in joint ventures and associates	20	36
Deferred income tax assets	417	385
Financial assets – Derivative financial instruments	36	79
Other financial assets	17	18
Other receivables	124	108
	4,543	4,864
Current assets		
Intangible assets – Pre-publication	402	426
Inventories	354	373
Trade and other receivables	953	1,031
Financial assets – Derivative financial instruments	50	4
Financial assets – Marketable securities	25	–
Cash and cash equivalents (excluding overdrafts)	592	902
	2,376	2,736
Non-current assets classified as held for sale	294	–
Total assets	7,213	7,600
Non-current liabilities		
Financial liabilities – Borrowings	(1,148)	(1,703)
Financial liabilities – Derivative financial instruments	(19)	(22)
Deferred income tax liabilities	(245)	(204)

All figures in £ millions	2006	2005
Retirement benefit obligations	(250)	(389)
Provisions for other liabilities and charges	(29)	(31)
Other liabilities	(162)	(151)
	(1,853)	(2,500)
Current liabilities		
Trade and other liabilities	(998)	(974)
Financial liabilities – Borrowings	(595)	(256)
Current income tax liabilities	(74)	(104)
Provisions for other liabilities and charges	(23)	(33)
	(1,690)	(1,367)
Liabilities directly associated with non-current assets classified as held for sale	(26)	–
Total liabilities	(3,569)	(3,867)
Net assets	3,644	3,733
Equity		
Share capital	202	201
Share premium	2,487	2,477
Reserves	787	886
Total equity attributable to equity holders of the company	3,476	3,564
Minority interest	168	169
Total equity	3,644	3,733

These summary financial statements, extracted from the full financial statements, have been approved for issue by the board of directors on 9 March 2007 and signed on its behalf by

Robin Freestone, *Chief financial officer*

Consolidated Cash Flow Statement
Year ended 31 December 2006

All figures in £ millions	2006	2005
Cash flows from operating activities		
Cash generated from operations	621	653
Interest and tax paid	(165)	(166)
Net cash generated from operating activities	456	487
Cash flows from investing activities		
Net (acquisitions)/disposals	(357)	175
Net investment in property, plant, equipment and intangibles	(89)	(97)
Interest received	24	29
Dividends received from joint ventures and associates	45	14
Net cash (used in)/generated from investing activities	(377)	121
Cash flows from financing activities		
Proceeds from issue of ordinary shares	11	4
Purchase of treasury shares	(36)	(21)
Net repayments of borrowings	(88)	(82)
Dividends paid (including to minorities)	(235)	(222)
Net cash used in financing activities	(348)	(321)
Effects of exchange rate changes on cash and cash equivalents	(44)	13
Net (decrease)/increase in cash and cash equivalents	(313)	300
Cash and cash equivalents at beginning of year	844	544
Cash and cash equivalents at end of year	531	844

Independent Auditors' Statement to the Members of Pearson plc

We have examined the Summary Financial Statements of Pearson plc which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and the Summary Report on Directors' Remuneration.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Pearson Annual Review and Summary Financial Statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Pearson Annual Review and Summary Financial Statements with the full Pearson Group Financial Statements, the Directors' Report and the Report on Directors' Remuneration, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Pearson Annual Review and Summary Financial Statements and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board. Our report on the full Pearson Group Financial Statements describes the basis of our audit opinion on those Financial Statements and the Report on Directors' Remuneration.

Opinion
In our opinion the Summary Financial Statements are consistent with the full Pearson Group Financial Statements, the Directors' Report and the Report on Directors' Remuneration of Pearson plc for the year ended 31 December 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP *Chartered Accountants and Registered Auditors, London*

9 March 2007

Summary Financial Review

Operating profit Total adjusted operating profit increased by £86m or 17% on a headline basis, to £592m in 2006 from £506m in 2005. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles and other gains and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations. For the purposes of our adjusted operating profit we add back the profits from discontinued operations. In 2006 these relate to the disposal of the Group's interest in Government Solutions and in 2005 to the disposal of both Government Solutions and Recoletos.

Statutory operating profit increased by £24m or 5%. This was a lower increase than seen in the adjusted operating profit due to an increased intangible amortisation charge and the absence of the Marketwatch profit on disposal recorded in 2005.

Net finance costs Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to post-retirement plans. Net interest payable in 2006 was £94m, up from £77m in 2005. Although we were partly protected by our fixed rate policy, the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at the year end) rose by 1.5% to 4.9%. Combining the rate rise with an increase in the Group's average net debt of £40m, the Group's average net interest rate payable rose by 1.1% to 7.0%. In 2006 the net finance income relating to post-retirement plans was an income of £4m compared to a cost of £7m in the previous year, giving an overall net finance cost reflected in adjusted earnings of £90m in 2006 compared to £84m in 2005.

Our interest charge in 2007 will reflect the receipt of the sale proceeds from Government Solutions, a £100m cash payment into our UK Group pension plan, and higher interest rates.

Taxation The tax rate on adjusted earnings increased slightly from 30.3% in 2005 to 30.9%. Our overseas profits, which arise mainly in the US, are generally subject to tax rates which are higher than the UK corporation tax rate of 30%. But this factor was again offset by releases of provisions following further progress in agreeing our tax affairs with the authorities and reassessment of the provisions required for uncertain items.

For 2007, we expect our effective tax rate on adjusted earnings per share to be in the 28-30% range. Our tax position benefits from deductions relating to amortisation of goodwill arising on acquisitions, and from 2007 we will reflect these deductions in adjusted earnings per share. The amount of tax paid (£59m in 2006) is not affected.

The reported tax charge on a statutory basis of £11m represents just over 2% of reported profits. This low tax rate was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Government Solutions, we are required to recognise a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realised prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans, together with the expected utilisation of US net operating losses in the Government Solutions sale, we have re-evaluated the likely utilisation of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m.

The Group's reported statutory tax rate for 2007 is expected to be significantly higher than normal, as a result of the tax on the disposal of Government Solutions; taxable profit will be higher than the statutory profit expected to be reported, although actual cash tax on the transaction will be substantially reduced by the losses brought forward, recognised in 2006.

Minority interests Following the disposal of our 79% holding in Recoletos and the purchase of the 25% minority stake in Edexcel in 2005, our minority interests now comprise mainly the minority share in IDC. In January 2006 we increased our stake in IDC, reducing the minority interest from 39% to 38%.

Dividends The dividend accounted for in our 2006 financial statements totalling £220m, represents the final dividend (17.0p) in respect of 2005 and the 2006 interim dividend of 10.5p.

We are proposing a final dividend for 2006 of 18.8p, bringing the total paid and payable in respect of 2006 to 29.3p, a 8.5% increase on 2005. This final 2006 proposed dividend was approved by the board in February 2007, is subject to shareholder approval at the forthcoming annual general meeting and will be charged against 2007 profits. For 2006, the dividend is covered 1.4 times by adjusted earnings.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group.

In recent years, our dividend policy has been to increase the dividend ahead of the rate of inflation. Looking ahead, the board expects to raise the dividend more in line with earnings growth, while building our dividend cover towards two times earnings.

Pensions Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.

The income statement expense for defined benefit plans is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £60m in 2006 (2005: £68m) of which a charge of £64m (2005: £61m) was reported in operating profit and the net finance benefit of £4m (2005: charge £7m) was reported against interest.

Pension funding levels are kept under regular review by the company and the Fund trustees. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, it was agreed that during 2007 additional payments amounting to £100m would be made by the company to the plan.

Summary financial statements These summary financial statements were approved by the board on 9 March 2007. They do not contain sufficient information to allow for a full understanding of the results and state of affairs of the Pearson Group. For further information, the governance and financial statements of Pearson plc should be consulted. If you have not received the full annual report, but wish to do so, please return the request form attached to your proxy form for the annual general meeting. If, however, you are happy to receive the summary report only (which does include a summary financial statement) you need take no action. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Summary Report on Directors' Remuneration

This is a summary of the full report on directors' remuneration set out on pages 32 to 51 of the governance and financial statements 2006.

The personnel committee Reuben Mark stood down as chairman of the personnel committee at the annual general meeting in April 2006. He was replaced by David Arculus. Terry Burns and Rana Talwar were the other members during 2006. All members of the committee were independent non-executive directors.

Glen Moreno, chairman of the board, was not a member of the committee during 2006. He joined the committee when this became permissible under the UK Combined Code on 1 November 2006 for accounting periods starting on or after 1 January 2007.

Remuneration policy Pearson seeks to generate a performance culture by operating incentive programmes that support its business goals and reward their achievement. The committee selects performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives and aligned with the interests of shareholders. Share ownership is encouraged throughout the company.

It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector, all of which have very substantial overseas operations, as well as selected media companies in North America. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Total shareholder return performance Below, we first set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2001 to 2006. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return



Pearson
FTSE All-Share
200
150
100
50
01
02
03
04
05
06

Secondly, to illustrate performance against our sector we show Pearson's total shareholder return relative to the FTSE Media index over the same five-year period.

Total shareholder return



Pearson
FTSE Media
200
150
100
50
01
02
03
04
05
06

And thirdly, we show Pearson's total shareholder return relative to the FTSE All-Share and Media indices on a monthly basis over 2006, the period to which this report relates.

Total shareholder return



Pearson
FTSE All-Share
FTSE Media
130
120
110
100
Dec
Mar
Jun
Sep
Dec

Elements of remuneration

Element	Objective	Structure/performance conditions
Base salary	Reflects competitive market level, role and individual contribution.	Normally reviewed annually taking into account the remuneration of directors and executives in similar positions in comparable companies, individual performance and levels of pay and pay increases throughout the company.
Benefits and allowances	Competitive in the local labour market, also recognising that executives operate worldwide.	Reviewed regularly.
Annual incentives	Motivates achievement of annual strategic goals at both corporate and operating company levels.	Subject to achievement of annual targets for sales, earnings per share or profit, working capital and cash. With the exception of the CEO, 10% of annual incentive opportunity for other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the CEO. For 2007, there are no changes to the executive directors' annual incentive opportunities. For the CEO, the target is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson Management Committee, the target is up to 75% of salary and the maximum is twice target.
Bonus share matching	Encourages executive directors and other senior executives to acquire and hold Pearson shares and aligns executives and shareholders' interests.	Subject to achievement of three- and five-year targets for earnings per share growth. Permits executive directors and senior executives to invest up to 50% of any after-tax bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum compound, the company will match them on a gross basis of one share for every two held after three years or one share for every one held after five years.
Long-term incentives	Drives long-term earnings and share price growth and value creation. Aligns interests of shareholders, executive directors, other senior executives and managers across the company.	Subject to achievement of three-year targets for relative total shareholder return, return on invested capital and earnings per share growth. Awards vest on a sliding scale based on performance over the period. There is no retesting. Subject to achieving the performance conditions, 75% of the award vests after three years and the remaining 25% of the award only vests if the participant retains the after-tax number of shares that vest at year three for a further two years. The committee establishes each year the expected value of individual awards taking into account assessments by the committee's independent advisers of market practice for comparable companies, directors' total remuneration relative to the market and the potential value of awards should the performance targets be met in full. Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors. Where shares vest, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. The expected value of awards made on this basis takes this into account.

Retirement benefits All but Robin Freestone participate in defined benefit plans, although in the case of Marjorie Scardino and John Makinson, benefit accruals ceased on 31 December 2001. Marjorie Scardino, Rona Fairhead and Robin Freestone participated in defined contribution plans for at least part of the year and the aggregate value of company contributions in 2006 was £615,460.

Service agreements In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement. These service agreements provide that the company may terminate these agreements by giving 12 months' notice, and in some instances they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market.

Interests of directors

	Ordinary shares at 1 January 2006 (or date of appointment if later)	Ordinary shares at 31 December 2006 (or date of leaving if earlier)	Restricted shares at 1 January 2006	Restricted shares at 31 December 2006	Share options at 1 January 2006	Share options at 31 December 2006
Glen Moreno	100,000	110,000	–	–	–	–
Marjorie Scardino	184,889	216,777	1,336,015	1,668,675	500,372	460,565
David Arculus (appointed 28 February 2006)	–	1,065	–	–	–	–
David Bell	103,158	122,962	587,829	658,625	163,225	143,804
Terry Burns	5,739	7,097	–	–	–	–
Patrick Cescau	–	2,758	–	–	–	–
Rona Fairhead	43,209	62,593	637,936	750,046	61,904	61,904
Robin Freestone (appointed 12 June 2006)	2,061	2,089	25,000	153,435	1,866	1,866
Susan Fuhrman	2,318	3,830	–	–	–	–
Ken Hydon (appointed 28 February 2006)	5,000	6,065	–	–	–	–
John Makinson	149,466	172,872	642,756	724,562	310,337	252,124
Reuben Mark (resigned 21 April 2006)	16,546	16,908	–	–	–	–
Vernon Sankey (resigned 21 April 2006)	5,285	5,563	–	–	–	–
Rana Talwar	13,103	17,728	–	–	–	–

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 At 31 December 2006, 8,761,458 Pearson ordinary shares of 25p each (and 8,753,437 at 23 February 2007) were held in the Pearson Employee Share Ownership Trust. Of these, the executive directors of the company, as possible beneficiaries, are deemed to be interested in 3,520,843 at 31 December 2006 and 23 February 2007.

Note 3 At 31 December 2006, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described in this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2006 was 771.5p per share and the range during the year was 670.5p to 810.5p.

Remuneration of the directors

All figures in £000s	2006 Salaries/fees	2006 Bonus	2006 Allowances	2006 Benefits	2006 Total	2005 Total
Chairman						
Glen Moreno	425	–	–	–	425	106
Executive directors						
Marjorie Scardino	830	1,067	50	15	1,962	1,810
David Bell	425	512	0	17	954	972
Rona Fairhead	470	573	0	19	1,062	1,044
Robin Freestone (appointed 12 June 2006)	209	243	0	8	460	0
John Makinson	490	627	183	26	1,326	1,250
Non-executive directors						
David Arculus (appointed 28 February 2006)	51	–	–	–	51	0
Terry Burns	67	–	–	–	67	71
Patrick Cescau	53	–	–	–	53	55
Susan Fuhrman	61	–	–	–	61	55
Ken Hydon (appointed 28 February 2006)	48	–	–	–	48	0
Reuben Mark (resigned 21 April 2006)	20	–	–	–	20	70
Vernon Sankey (resigned 21 April 2006)	17	–	–	–	17	60
Rana Talwar	53	–	–	–	53	55
Total	3,219	3,022	233	85	6,559	5,548
Total 2005 (including former directors)	2,794	2,770	602	77	–	6,243

Note 1 For the full year, Robin Freestone's remuneration was: salary/fees – £315,170; annual incentive – £329,438; benefits – £13,980; total – £658,588.

Note 2 Allowances for Marjorie Scardino include £40,190 in respect of housing costs and a US payroll supplement of £9,646. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £183,125 for 2006.

Note 3 Benefits include company car, car allowance and health care. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 4 No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 5 The company provided benefits to Dennis Stevenson and Reuben Mark after they stepped down from the board to the value of £22,800 and £17,298 respectively.

Note 6 Patrick Cescau's fee is paid over to his employer.

PEARSON

www.pearson.com



Letter from the Chairman
on business to be transacted at the Annual General Meeting at 12 noon on Friday, 27 April 2007 and Notice of Annual General Meeting

This document is important and requires your immediate attention.

If you are in any doubt as to what action you should take, you should seek your own advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrars no later than 12 noon on Wednesday, 25 April 2007. Alternatively, you may register your vote online by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, the electronic settlement system for UK securities, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish. Electronic and CREST proxy voting instructions should also be submitted no later than 12 noon on Wednesday, 25 April 2007.

PEARSON

Registered office: Pearson plc, 80 Strand, London WC2R 0RL, UK
Registered in England. Registered number 53723

To Shareholders
26 March 2007

Dear Shareholder,

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM or the meeting) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 27 April 2007.

Voting on all of the proposed resolutions at the AGM will be conducted on a poll rather than on a show of hands. This is in line with recommended best practice as published in the Myners Report to the Shareholder Voting Working Group.

Voting by calling a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those members who attend the meeting.

Electronic voting enables results to be obtained almost immediately and facilitates an efficient process for voting on a poll. The Lloyds TSB Registrars "VoteNow" system will be used at the meeting, a summary of which is given in Note 4 on page 11.

Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business
The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);
The final dividend for the year ended 31 December 2006;
Re-election and reappointment of directors;
Approval of the report on directors' remuneration;
Reappointment of PricewaterhouseCoopers LLP as auditors for the ensuing year;
Authority to determine the remuneration of the auditors; and
Authority to allot shares.

Special business
Increase in authorised share capital;
Waiver of pre-emption rights;
Authority to purchase own shares; and
Authority to send documents electronically.

A brief description of these matters is set out below.

Notice of AGM
The Notice convening the AGM is set out on pages 7 to 11 of this document.

Report and accounts and final dividend (resolutions 1 and 2)
The first item for consideration at the AGM will be the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2006.

Separately, shareholders will also be asked to approve the payment of a final dividend of 18.8p per ordinary share in respect of the year ended 31 December 2006, as recommended by the directors. The dividend will be payable on 11 May 2007 to shareholders on the register at the close of business on 10 April 2007, the record date.

Re-election and reappointment of directors (resolutions 3 to 7)

Four directors will retire by rotation at the AGM in accordance with the company's Articles of Association (Articles) and the requirements of the Combined Code on Corporate Governance (the Code). All of them, being Patrick Cescau, Rona Fairhead, Susan Fuhrman and John Makinson will offer themselves for re-election.

Patrick Cescau aged 58, is the group chief executive of Unilever. He became a non-executive director of Pearson in April 2002.

Rona Fairhead chief executive of The Financial Times Group, aged 45, joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also a non-executive director of HSBC Holdings plc.

Susan Fuhrman aged 62, is president of Teachers College at Columbia University, America's oldest and largest graduate school of education. She was previously dean of the Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education. She became a non-executive director of Pearson in July 2004.

John Makinson chairman and chief executive officer of The Penguin Group, aged 52, joined the Pearson board in March 1996 and was the finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation and a non-executive director of George Weston Limited in Canada.

Having been appointed since the last AGM, Robin Freestone will retire at the forthcoming AGM and, in accordance with the company's Articles and being eligible, will offer himself for reappointment. Robin Freestone chief financial officer, aged 48, joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE), having joined Amersham as chief financial officer of their health business in 2000. Prior to that he held a number of senior financial positions with ICI, Zeneca and Henkel. He is also a non-executive director of eChem Limited.

In addition, Rana Talwar will retire at the forthcoming AGM and will not offer himself for re-election.

Report on directors' remuneration (resolution 8)

Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 9 and 10)

Resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as auditors until the conclusion of the AGM in 2008 and to authorise the directors to determine the remuneration of the auditors.

Renewal of the directors' authority to allot shares (resolution 11)
Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update for another year the authority for the allotment of shares which was conferred on the board of directors at the last AGM on 21 April 2006. This resolution is conditional on resolution 12 being passed. If both resolutions are passed, the new authority would permit the allotment of up to approximately 269 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 1 March 2007) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

Proposed increase in authorised share capital (resolution 12)
Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 376 million ordinary shares unissued, including some 107 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans.

The increase represents some 0.5% of the current authorised share capital.

Waiver of pre-emption rights (resolution 13)
A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act. Accordingly, resolution 13 proposes a one year authority to issue ordinary shares for cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 1 March 2007.

Authority to purchase own shares (resolution 14)
Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 21 April 2006 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but the directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be dealt with in accordance with section 162A of the Act. The company is entitled to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employee share plan.

The authority, which will expire no later than 26 July 2008, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 1 March 2007. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to the higher of (i) 105% of the average of the market values of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current bid for an ordinary share as derived from the London Stock Exchange Trading System, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and Financial Services Authority (FSA) requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding at 1 March 2007, the latest practicable date prior to the publication of this document, was 19 million, which represents 2.34% of the issued share capital of the company at that date and would represent 2.60% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Authority to send documents electronically (resolution 15)

Shareholders will be asked to approve the company taking advantage of provisions contained in the new Companies Act 2006 (the Act) regarding communications between companies, shareholders and others that came into force on 20 January 2007.

The relevant provisions of the Act allow the company to send or supply documents or information to shareholders by making them available on a website subject to certain conditions being satisfied, one of which is the passing of a resolution by shareholders. The resolution covers all documents or information that the company may send to shareholders including, but not limited to, annual accounts and reports, summary financial statements, notices of general meetings and any documents which the company is required to send to shareholders under the FSA's Listing Rules or any other rules which the company is subject to. The effect of the resolution, if approved, will be to supersede any inconsistent provision in the company's Articles.

Subject to resolution 15 being passed, the company will write to each shareholder individually asking them to consent to receiving documents or information from the company by making it available on a website. If the company has not received a response within 28 days beginning with the day of the request, the shareholder will be deemed to have consented. The request will be sent to all shareholders, including those who have already agreed to website publication, so that in future the company has a single regime applicable to all shareholders.

Shareholders will be notified when a document or information is made available on the website. Shareholders may choose to receive this notification in hard copy or by e-mail.

Please note that regardless of resolution 15 being passed, any shareholder can ask for a hard copy of any document from the company at any time. The company will send the copy free of charge within 21 days of receiving the request.

The new arrangements are expected to save considerable administrative, printing and postage costs, while preserving shareholders' rights to receive hard copy documents if they wish.

Annual General Meeting
The resolutions referred to in this letter are included in the Notice of AGM set out on pages 7 to 11 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 27 April 2007. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars not less than 48 hours before the time of the meeting. Alternatively, you may register your vote online by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you already have a portfolio registered with them, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question, please e-mail glenmoreno-agm@pearson.com.

Recommendation
In the opinion of the directors, the passing of resolutions 1 to 15 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 15 as they intend to do in respect of their beneficial holdings.

Yours sincerely

Glen Moreno, *Chairman*

Directors
G R Moreno (chairman)
M M Scardino (chief executive)
D C M Bell (director for people)
R A Fairhead (chief executive of The Financial Times Group)
R A D Freestone (chief financial officer)
J C Makinson (chairman and chief executive of The Penguin Group)
T D G Arculus
T Burns
P J Cescau
S H Fuhrman
K J Hydon
G S Talwar

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (AGM or the meeting) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 27 April 2007 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors of the company (auditors) for the year ended 31 December 2006;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect Patrick Cescau as a director;
4. To re-elect Rona Fairhead as a director;
5. To re-elect Susan Fuhrman as a director;
6. To re-elect John Makinson as a director;
7. To reappoint Robin Freestone as a director;
8. To receive and approve the report on directors' remuneration;
9. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
10. To authorise the directors to determine the remuneration of the auditors; and
11. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 12 as set out in the Notice of AGM dated 26 March 2007, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,212,339, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

Special business

12. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £297,500,000 be and is hereby increased by £1,000,000 to £298,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

13. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, subject to the passing of resolution 11, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 11 in the Notice of AGM dated 26 March 2007 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000; and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; (iv) the authority hereby conferred shall expire at the end of the next AGM; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

15. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person, by making it available on a website in accordance with the provisions of the Companies Act 2006 (the Act), whether such document or information is required or authorised to be sent by the Act, the company's Articles, or any other statute, rule or regulation to which the company is subject and this provision shall supersede any provision in the company's Articles to the extent that it is inconsistent with this resolution.

By order of the board

Philip Hoffman, *Secretary* – 26 March 2007



Notice of Annual General Meeting *Continued*

Notes

1. Ordinary shareholders only are entitled to attend and vote at this AGM. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxy or proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TH, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote online by visiting the website of the company's registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you already have a portfolio registered with them, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. The following documents are available for inspection at the company's registered office during normal business hours on any business day and also during the AGM and for 15 minutes beforehand:

   - copies of the directors' service contracts with, or letters of appointment by, the company; and
   - the company's Articles of Association.

   The register of directors' interests will also be available for inspection from the commencement of the AGM until its conclusion.

3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 25 April 2007 shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members of the company after 6 pm on Wednesday, 25 April 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. As explained in the chairman's letter, voting will be on a poll through an electronic system called "VoteNow". We have been assured by Lloyds TSB Registrars that the "VoteNow" system has been rigorously tested by independent IT experts and auditors. We are satisfied that "VoteNow" accurately collects and presents the number of votes received for a resolution.

The following notes summarise the key points for shareholders attending the AGM and how they can make best use of the "VoteNow" system:

a) at the registration desks you will be given a smartcard with a unique barcode. This barcode will enable the registrars to link the vote you give via your electronic handset (which will be provided to you before the meeting starts) with your individual shareholding and consequently with the number of votes that you have at the meeting. This is different from the "show of hands" method where each shareholder casts a single vote regardless of the number of shares held.

b) when instructed by the chairman you should press the button on your handset corresponding with the way you wish to vote.

c) when voting you will see a message on your handset confirming that your vote "for" or "against" or "vote withheld" has been received. If you make a mistake you may simply press the correct button – your original vote will be cancelled and superseded by the correct vote. You may do this at any time until the chairman declares the vote on the resolution closed. You should note that a "vote withheld" has no legal effect and will count neither for nor against the resolution.

d) a few moments after the chairman has declared the vote on the resolution closed, a provisional summary of the poll vote will be displayed in the auditorium showing the total number and percentages of shares voted ("for", "against" or "vote withheld") for that resolution. In order that the registrars may make a final audit check at the end of the meeting, these numbers are necessarily provisional. However, it is likely that these numbers will be strongly indicative of the result of the shareholders' voting. The final summary of the votes cast in respect of each resolution will be calculated at the end of the meeting and will be announced via a Regulatory Information Service and published on the company's website (www.pearson.com) as soon as practicable after the meeting.

PEARSON

earson plc – Form of Proxy

Reference Number | Card I.D. | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.
/We, being (a) member(s) of Pearson plc (the company), hereby appoint the chairman of the meeting° or (indicate below)

as my/our proxy to attend and, on a poll, to vote for me/us on my/our behalf at the AGM of the company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 27 April 2007 and at any adjournment of that meeting.

To be valid, this form of proxy must be signed and returned to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TH in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 25 April 2007. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

°If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name of your proxy.

IF YOU INTEND COMING TO THE AGM PLEASE MARK THIS BOX ☐
See over for notes.

Please indicate with a ☒ in the boxes on the right how you wish the proxy to vote your share entitlement. Fold

		For	Against	Vote withheld
Resolution 1	To receive the company's accounts and the reports of the directors and auditors	☐	☐	☐
Resolution 2	To declare a final dividend	☐	☐	☐
Resolution 3	To re-elect Patrick Cescau** as a director	☐	☐	☐
Resolution 4	To re-elect Rona Fairhead as a director	☐	☐	☐
Resolution 5	To re-elect Susan Fuhrman** as a director	☐	☐	☐
Resolution 6	To re-elect John Makinson as a director	☐	☐	☐
Resolution 7	To reappoint Robin Freestone as a director	☐	☐	☐
Resolution 8	To receive and approve the report on directors' remuneration	☐	☐	☐
Resolution 9	To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year	☐	☐	☐
Resolution 10	To authorise the directors to determine the remuneration of the auditors	☐	☐	☐
Resolution 11	To authorise the directors to exercise the powers of the company to allot ordinary shares	☐	☐	☐
Resolution 12	To increase the authorised share capital of the company	☐	☐	☐
Resolution 13	To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent	☐	☐	☐
Resolution 14	To authorise the company to purchase its own shares	☐	☐	☐
Resolution 15	To authorise the company to send documents electronically	☐	☐	☐

* a member of the audit committee. • a member of the nomination committee.

Signature ________________ Date ________________

PEARSON

0383-024-4

Guidance notes on completing the form of proxy
You will find further details of the resolutions to be voted, together with the Notice of AGM, in the enclosed circular to shareholders. If you cannot attend the AGM you can appoint one or more persons, who need not be (a) member(s) of the company but who must attend the AGM in person, to be your proxy to vote in accordance with your instructions. If, in respect of any resolution, no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. This form must be signed. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.

Electronic appointment
You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card I.D. and Account Number which are shown on this form.

Electronic proxy voting instructions must be submitted by 12 noon on Wednesday, 25 April 2007.

Alternatively, a member who has a shareview portfolio registered with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on 'Company Meetings' and follow the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them.

CREST electronic proxy appointment
CREST members who wish to appoint a proxy or proxies, or amend an instruction to a previously appointed proxy, through the CREST electronic proxy appointment service may do so for the AGM to be held at 12 noon on Friday, 27 April 2007 and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (ID7RA01) by 12 noon on Wednesday, 25 April 2007. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Neither the return of the form of proxy nor the submission of an electronic or CREST voting instruction will prevent a registered shareholder from attending the AGM in person.

Pearson plc – Attendance Card

The Pearson plc Annual General Meeting To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 27 April 2007. If you wish to come to the meeting please bring this card with you and present it on arrival.

Getting to the Conference Centre by public transport The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.

Getting to the Conference Centre by car Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.


King Charles St.
St James's Park
Parliament St.
Westminster
Great George St.
Bridge St.
Birdcage Walk
Storey's Gate
Parliament
Square
Tothill St.
Queen
Elizabeth II
Conference
Centre
St James's
Park
Broad Sanctuary
Great Smith St.
Abingdon St.
Victoria St.

Pearson plc – Distribution of annual report and annual review

This year we have produced two documents – 'Pearson governance and financial statements' which includes all the financial statements, the business review, the full directors' report and the full report on directors' remuneration and the 'annual review and summary financial statements' which includes the chairman's statement, the chief executive's review, a review of the businesses, together with a summary of the directors' remuneration report and the summary financial statements. These two documents together comprise the full annual report for 2006. If you have received only the annual review and would like to receive the full annual report for 2006 and in the future, please tick the box below and return th[illegible] enclosed prepaid envelope.

If you are happy to receive the annual review only then no further action is needed.
I would like to receive the full annual report for 2006 and in the future ☐

END